SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                         For the month of August, 2005

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                           People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  __X__              Form 40-F _____

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

         Yes ____          No ___X___

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

         N/A

This Form 6-K consists of:

The 2005 Interim Results of China Petroleum & Chemical Corporation (the "Registrant"), made by the Registrant in English on August 26, 2005.

CONTENTS

Company Profile 2
Principal Financial Data and Indicators 3
Changes in Share Capital and Shareholdings of Principal Shareholders 8 Business Review and Prospects 10
Management's Discussion and Analysis 16
Significant Events 28
Financial Statements 38
Documents for Inspection 110

Disclaimer

This interim report contains "forward-looking statements". All statements, other than statements of historical facts, that address business activities, events or developments that the Company expects or anticipates will or may occur in the future (including, but not limited to projections, targets, estimates and business plans) are forward-looking statements. The actual results or developments of the Company may differ materially from those indicated by these forward-looking statements as a result of various factors and uncertainties. The Company makes the forward-looking statements referred to herein as at 26 August 2005 and, unless otherwise required by the relevant regulatory authorities, undertakes no obligation to update these statements.

IMPORTANT NOTICE: THE BOARD OF DIRECTORS OF CHINA PETROLEUM & CHEMICAL CORPORATION ("SINOPEC CORP.") AND THE DIRECTORS WARRANT THAT THERE ARE NO MATERIAL OMISSIONS, OR MISREPRESENTATIONS OR MISLEADING STATEMENTS CONTAINED IN THIS INTERIM REPORT AND SEVERALLY AND JOINTLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS INTERIM REPORT. MESSRS. MOU SHULING, GAO JIAN, FAN YIFEI, SHI WANPENG AND ZHANG YOUCAI, DIRECTORS OF SINOPEC CORP., DID NOT ATTEND THE 19TH MEETING OF THE SECOND SESSION OF THE BOARD FOR REASONS OF OFFICIAL DUTIES. MR. MOU SHULING, DIRECTOR OF SINOPEC CORP., AUTHORISED MR. CAO XIANGHONG, DIRECTOR OF SINOPEC CORP., MR. GAO JIAN, DIRECTOR OF SINOPEC CORP., AUTHORISED MR. CHEN TONGHAI, CHAIRMAN OF THE BOARD, MR. FAN YIFEI, DIRECTOR OF SINOPEC CORP, AUTHORISED MR. WANG JIMING, VICE CHAIRMAN OF THE BOARD, AND MESSRS, SHI WANPENG AND ZHANG YOUCAI, DIRECTORS OF SINOPEC CORP., AUTHORISED MR. CHEN QINGTAI, DIRECTOR OF SINOPEC CORP. RESPECTIVELY, TO VOTE ON THEIR BEHALF IN RESPECT OF THE RESOLUTIONS PUT FORWARD IN THE 19TH MEETING OF THE SECOND SESSION OF THE BOARD. MR. CHEN TONGHAI, CHAIRMAN OF THE BOARD, MR. WANG TIANPU, PRESIDENT, MR. ZHANG JIAREN, DIRECTOR, SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER AND MR. LIU YUN, HEAD OF THE ACCOUNTING DEPARTMENT WARRANT THE AUTHENTICITY AND COMPLETENESS OF THE FINANCIAL STATEMENTS CONTAINED IN THIS INTERIM REPORT.

THE FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2005 OF SINOPEC CORP. AND ITS SUBSIDIARIES ("THE COMPANY") PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING RULES AND REGULATIONS, AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") HAVE BEEN AUDITED BY KPMG HUAZHEN AND KPMG, RESPECTIVELY, AND BOTH FIRMS HAVE ISSUED STANDARD UNQUALIFIED OPINIONS ON THE FINANCIAL STATEMENTS CONTAINED IN THIS INTERIM REPORT.

COMPANY PROFILE                             REPRESENTATIVE ON SECURITIES                   PLACES WHERE THE INTERIM REPORT IS
Sinopec Corp. is the first company in       MATTERS                                        AVAILABLE FOR INSPECTION
China listed on the stock exchanges in      Mr. Huang Wensheng                             China: Board Secretariat
Hong Kong, New York, London and                                                                   China Petroleum & Chemical
Shanghai, and is also an integrated         REGISTERED ADDRESS, PLACE OF                          Corporation
energy and chemical company with            BUSINESS AND CORRESPONDENCE                           6A Huixindong Street,
upstream, midstream and downstream          ADDRESS                                               Chaoyang District, Beijing, PRC
operations. The principal operations of     6A Huixindong Street
the Company include: exploring for and      Chaoyang District                              USA:   Citibank, N.A.
developing, producing and trading crude     Beijing, PRC                                          388 Greenwich St., 14th floor
oil and natural gas; processing crude       Postcode: 100029                                      New York, NY 10013 USA
oil, producing petroleum products and       Tel: 86-10-64990060
trading, transporting, distributing and     Fax: 86-10-64990022                            UK:    Citibank N. A.
marketing petroleum products;               Website: http://www.sinopec.com.cn                    Citigroup Centre
producing, distributing and trading         Email: ir@sinopec.com.cn                              Canada Square
petrochemical products. Sinopec Corp.'s            media@sinopec.com.cn                           Canary Wharf
basic information is as follows:                                                                  London E14 5LB UK
                                            PLACE OF BUSINESS IN HONG KONG
LEGAL NAME                                  12th Floor, Office Tower, Convention Plaza    PLACES OF LISTING OF SHARES, STOCK
**[Chinese characters omitted]              1 Harbour Road, Wanchai, Hong Kong            NAMES AND STOCK CODES

CHINESE ABBREVIATION                        NEWSPAPERS FOR INFORMATION                     A Shares:     Shanghai Stock Exchange
**[Chinese characters omitted]              DISCLOSURE                                                   Stock name:
                                            Mainland China:                                              Stock code: 600028
ENGLISH NAME                                China Securities News
China Petroleum & Chemical Corporation      Shanghai Securities News                       H Shares:     Hong Kong Stock Exchange
                                            Securities Times                                             Stock name: SINOPEC CORP
ENGLISH ABBREVIATION                                                                                     Stock code: 0386
Sinopec Corp.                               Hong Kong:
                                            Hong Kong Economic Times                       ADSs:         New York Stock Exchange
LEGAL REPRESENTATIVE                        South China Morning Post (English)                           Stock name: SINOPEC CORP
Mr. Chen Tonghai                                                                                         Stock code: SNP
                                            INTERNET WEBSITE PUBLISHING INTERIM
AUTHORISED REPRESENTATIVES                  REPORT DESIGNATED BY THE CHINA                               London Stock Exchange
Mr. Wang Jiming, Mr. Chen Ge                SECURITIES REGULATORY COMMISSION                             Stock name: SINOPEC CORP
                                            http://www.sse.com.cn                                        Stock code: SNP
SECRETARY TO THE BOARD OF
DIRECTORS
Mr. Chen Ge


PRINCIPAL FINANCIAL DATA AND INDICATORS

1 FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING RULES AND REGULATIONS

    (1) Financial Data and Indicators of the Company for the first half of 2005



                                       At 30 June    At 31 December   Changes from the
       Item                                  2005              2004   end of last year
                                     RMB millions      RMB millions                (%)

       Current assets                     135,315           117,056              15.60
----------------------------------------------------------------------------------------
       Current liabilities                151,747           143,910               5.45
       Total assets                       492,986           460,081               7.15
----------------------------------------------------------------------------------------
       Shareholders' funds
         (excluding minority interests)   197,571          186,350               6.02
----------------------------------------------------------------------------------------
       Net assets per share
         (RMB/share) (Fully diluted)        2.279             2.149               6.02
----------------------------------------------------------------------------------------
       Adjusted net assets
         per share (RMB/share)              2.210             2.102               5.14
----------------------------------------------------------------------------------------

                                                                             Changes over
       Item                     Six-month periods     ended 30 June       the same period
                                             2005              2004  of the preceding year
                                     RMB millions      RMB millions                (%)

       Net profit                          18,044            15,039              19.98
----------------------------------------------------------------------------------------
       Net profit before
         non-operating profits/losses      18,087            16,332              10.75
----------------------------------------------------------------------------------------
       Return on net assets (%)
         (Fully diluted)                     9.13              8.73               4.58
----------------------------------------------------------------------------------------
       Return on net assets (%)
         (Weighted average)                  9.29              8.82               5.33
----------------------------------------------------------------------------------------
       Earnings per share
         (RMB/share) (Fully diluted)        0.208             0.173              19.98
----------------------------------------------------------------------------------------
       Earnings per share
         (RMB/share)
         (Weighted average)                 0.208             0.173              19.98
----------------------------------------------------------------------------------------
       Net cash flow from
         operating activities              25,044            21,694              15.44
----------------------------------------------------------------------------------------


                                                                Six-month period
  Items under non-operating profits/losses:                   ended 30 June 2005
                                                                   RMB millions

   Loss on disposal of long-term equity investments                         1
-------------------------------------------------------------------------------
  Written back of provisions on assets provided in
    previous years                                                       (516)
-------------------------------------------------------------------------------
  Non-operating expenses:
  (excluding normal provisions on assets provided in
    accordance with the Accounting Regulations for
    Business Enterprises)                                                 712
-------------------------------------------------------------------------------
  Of which:Loss on disposal of fixed assets                               109
-------------------------------------------------------------------------------
           Employee reduction expenses                                    100
-------------------------------------------------------------------------------
           Donations                                                      128
-------------------------------------------------------------------------------
  Non-operating income                                                   (133)
-------------------------------------------------------------------------------
  Tax effect                                                              (21)
-------------------------------------------------------------------------------
  Total                                                                    43
-------------------------------------------------------------------------------

    (2) Appendix to income statement prepared in accordance with the PRC Accounting Rules and Regulations
                                                               Six-month period ended               Six-month period ended
                                                                    30 June 2005                         30 June 2004
                                                              Return on net assets (%)             Return on net assets (%)
       Item                                                      Fully          Weighted             Fully          Weighted
                                                               diluted           average           diluted           average

       Profit from principal operations                          29.29             29.78             30.09             30.41
-----------------------------------------------------------------------------------------------------------------------------------
       Operating profit                                          15.76             16.03             16.46             16.63
-----------------------------------------------------------------------------------------------------------------------------------
       Net profit                                                 9.13              9.29              8.73              8.82
-----------------------------------------------------------------------------------------------------------------------------------
       Net profit before non-operating profits/losses             9.15              9.31              9.48              9.58
-----------------------------------------------------------------------------------------------------------------------------------

                                                               Six-month period ended               Six-month period ended
                                                                    30 June 2005                         30 June 2004
                                                               Earnings per share RMB               Earnings per share RMB
       Item                                                      Fully          Weighted             Fully          Weighted
                                                               diluted           average           diluted           average

       Profit from principal operations                          0.667             0.667             0.598             0.598
-----------------------------------------------------------------------------------------------------------------------------------
       Operating profit                                          0.359             0.359             0.327             0.327
-----------------------------------------------------------------------------------------------------------------------------------
       Net profit                                                0.208             0.208             0.173             0.173
-----------------------------------------------------------------------------------------------------------------------------------
       Net profit before non-operating profits/losses            0.209             0.209             0.188             0.188
-----------------------------------------------------------------------------------------------------------------------------------



    (3) Significant changes of items in the financial statements


        Descriptions  and reasons for changes of financial data during the reporting  period where the fluctuation is more than 30%, or the fluctuation in such item represents 5% or more of the total assets or more than 10% of the profit before tax.

                                   At 30        At 31
                                    June     December      Increase/(Decrease)
       Item                         2005         2004       Amount  Percentage     Analysis of Changes
                                     RMB          RMB          RMB         (%)
                                millions     millions     millions

       Accounts receivable        15,247        9,756        5,491           56    Mainly due to the increase in income from
                                                                                   principal operations
-----------------------------------------------------------------------------------------------------------------------------------
       Construction materials        984          430          554          129    Since more construction projects were
                                                                                   expected to commence after the end of the
                                                                                   period, purchase of construction material
                                                                                   increased
-----------------------------------------------------------------------------------------------------------------------------------
       Accounts payable           34,152       23,792       10,360           44    Mainly due to the increase of crude oil prices
                                                                                   which resulted in an increase in accounts
                                                                                   payable for crude oil
-----------------------------------------------------------------------------------------------------------------------------------
       Taxes payable               3,552        6,741       (3,189)         (47)   Please refer to Note 21 of the financial
                                                                                   statements prepared under the PRC
                                                                                   Accounting Rules and Regulations
-----------------------------------------------------------------------------------------------------------------------------------
       Accrued expenses            2,395          652        1,743          267    Mainly due to the increase in accrued and
                                                                                   unpaid production and operation costs
-----------------------------------------------------------------------------------------------------------------------------------
       Current portion of                                                          Please refer to Note 25 of the financial
         long term liabilities     7,245       14,298       (7,053)         (49)   statements prepared under the PRC
                                                                                   Accounting Rules and Regulations
-----------------------------------------------------------------------------------------------------------------------------------
       Deferred tax liabilities        3          198         (195)         (98)   Please refer to Note 16 of the financial
                                                                                   statements prepared under the PRC
                                                                                   Accounting Rules and Regulations
-----------------------------------------------------------------------------------------------------------------------------------


                                   At 30        At 31
                                    June     December      Increase/(Decrease)
       Item                         2005         2004       Amount  Percentage     Analysis of Changes
                                     RMB          RMB          RMB      (%)
                                millions     millions     millions

       Income from principal     359,248      265,709       93,539         35.2    Please refer to Management's Discussion and
         operations                                                                Analysis
-----------------------------------------------------------------------------------------------------------------------------------
       Cost of sales             293,181      206,098       87,083         42.3    Please refer to Management's Discussion and
                                                                                   Analysis
-----------------------------------------------------------------------------------------------------------------------------------
       Financial expenses          2,852        2,094          758         36.2    Please refer to Management's Discussion and
                                                                                   Analysis
-----------------------------------------------------------------------------------------------------------------------------------
       Exploration expenses        3,355        2,475          880         35.6    Please refer to Management's Discussion and
                                                                                   Analysis
-----------------------------------------------------------------------------------------------------------------------------------
       Investment (loss)/income     (742)         516       (1,258)      (243.8)   Please refer to Note 36 of the financial
                                                                                   statements prepared under the PRC
                                                                                   Accounting Rules and Regulations
-----------------------------------------------------------------------------------------------------------------------------------
       Non-operating expenses      1,109        4,952       (3,843)       (77.6)   Please refer to Note 37 of the financial
                                                                                   statements prepared under the PRC
                                                                                   Accounting Rules and Regulations
-----------------------------------------------------------------------------------------------------------------------------------
       Unrecognised investment      (113)         507         (620)      (122.3)   Mainly due to the written-back of
         losses                                                                    unrecognized investment losses exceeding the
                                                                                   carrying value of long-term equity investment
-----------------------------------------------------------------------------------------------------------------------------------


 (4)   Details of provisions for assets in the consolidated financial statements                           Unit: RMB millions

                                                                         At the   Increase    Written     Written      At the
                                                                      beginning     in the   back for     off for      end of
       Item                                              Lines    of the period     period the period  the period  the period

       Allowance for doubtful accounts                     1              7,167        294       (450)        (9)      7,002
-----------------------------------------------------------------------------------------------------------------------------------
         Of which:  Allowance for doubtful accounts
                      for trade accounts receivable                       3,671         76       (194)        (1)      3,552
-----------------------------------------------------------------------------------------------------------------------------------
                    Allowance for doubtful accounts
                      for other receivables                               3,496        218       (256)        (8)      3,450
-----------------------------------------------------------------------------------------------------------------------------------
       Provision for diminution in value
         of short-term investments                         2                 --         --         --         --          --
-----------------------------------------------------------------------------------------------------------------------------------
       Provision for diminution in value
         of inventories                                    3                906        131        (61)       (40)        936
-----------------------------------------------------------------------------------------------------------------------------------
       Provision for impairment losses on
         long-term investments                             4                353         40         (5)       (18)        370
-----------------------------------------------------------------------------------------------------------------------------------
         Of which: Long-term equity investments                             353         40         (5)       (18)        370
-----------------------------------------------------------------------------------------------------------------------------------
       Provision for impairment losses on
         fixed assets                                      5              5,816        397          --        --       6,213
-----------------------------------------------------------------------------------------------------------------------------------
         Of which: Land and buildings                                       331         --          --        --         331
-----------------------------------------------------------------------------------------------------------------------------------
                  Oil and gas properties                                    783         --          --        --         783
                  Oil depots, storage tanks and
                    service stations                                      1,249          5          --        --       1,254
-----------------------------------------------------------------------------------------------------------------------------------
                  Plant, machinery, equipment and others                  3,453        392          --        --       3,845
-----------------------------------------------------------------------------------------------------------------------------------
       Provision for impairment losses on
         intangible assets                                 6                 --         --          --        --          --
-----------------------------------------------------------------------------------------------------------------------------------
       Provision for impairment losses on
         construction in progress                          7                 --         --          --        --          --
-----------------------------------------------------------------------------------------------------------------------------------
       Provision for impairment losses on
         entrusted loans                                   8                 --         --          --        --          --
-----------------------------------------------------------------------------------------------------------------------------------
       Total                                                             14,242        862       (516)       (67)     14,521
-----------------------------------------------------------------------------------------------------------------------------------


2   FINANCIAL DATA AND INDICATORS OF THE COMPANY FOR THE FIRST HALF OF 2005 FROM THE FINANCIAL STATEMENTS PREPARED
    IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")
                                                                                                                 Changes over
                                                                                                              the same period
                                                                            Six-month periods ended 30 June  of the preceding
    Item                                                                            2005              2004           year (%)
                                                                            RMB millions      RMB millions

    Operating profit                                                              33,682            28,562              17.93
-----------------------------------------------------------------------------------------------------------------------------------
    Profit for the period attributable to equity holders of the parent            19,653            16,746              17.36
--------------------------------------------------------------------------------------------------------------------------------
    Return on capital employed (%)*                                                 6.17              6.13               0.04
                                                                                                             percentage point
--------------------------------------------------------------------------------------------------------------------------------
    Earnings per share (RMB/share)                                                 0.227             0.193              17.36
--------------------------------------------------------------------------------------------------------------------------------
    Net cash flow from operating activities                                       21,082            20,698               1.86
--------------------------------------------------------------------------------------------------------------------------------

    *  Return on capital employed = operating profit x (1 - income tax rate)/capital employed



                                                                              At 30 June    At 31 December  Changes from the
    Item                                                                            2005              2004 end of last year (%)
                                                                            RMB millions      RMB millions

    Current assets                                                               139,104           120,271             15.66
--------------------------------------------------------------------------------------------------------------------------------
    Current liabilities                                                          154,084           146,277              5.34
--------------------------------------------------------------------------------------------------------------------------------
    Total assets                                                                 509,380           474,594              7.33
--------------------------------------------------------------------------------------------------------------------------------
    Total equity attributable to equity holders of the parent                    205,757           193,040              6.59
--------------------------------------------------------------------------------------------------------------------------------
    Net assets per share (RMB/share)                                               2.373             2.226              6.59
--------------------------------------------------------------------------------------------------------------------------------
    Adjusted net assets per share (RMB/share)                                      2.310             2.187              5.62
--------------------------------------------------------------------------------------------------------------------------------



3   DIFFERENCES BETWEEN FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING RULES AND REGULATIONS AND
    INTERNATIONAL FINANCIAL REPORTING STANDARDS

    (1)  Analysis of the effects of major differences between the net profit under the PRC Accounting Rules and Regulations and the profit for the period under IFRS

                                                                                                      Six-month periods
                                                                                                        ended 30 June
       Item                                                                                           2005              2004
                                                                                              RMB millions      RMB millions

       Net profit under the PRC Accounting Rules and Regulations                                    18,044            15,039
-----------------------------------------------------------------------------------------------------------------------------------
       Adjustments:
-----------------------------------------------------------------------------------------------------------------------------------
          Equity investment differences                                                              1,169                --
-----------------------------------------------------------------------------------------------------------------------------------
          Pre-operating expenditures                                                                   442               (95)
-----------------------------------------------------------------------------------------------------------------------------------
          Depreciation of oil and gas properties                                                       417               370
-----------------------------------------------------------------------------------------------------------------------------------
          Capitalisation of general borrowing costs, net of depreciation effect                        216               247
-----------------------------------------------------------------------------------------------------------------------------------
          Unrecognised losses of subsidiaries                                                          113              (236)
-----------------------------------------------------------------------------------------------------------------------------------
          Acquisition of Sinopec National Star                                                          58                58
-----------------------------------------------------------------------------------------------------------------------------------
          Acquisition of Tianjin Petrochemical, Luoyang Petrochemical,
            Zhongyuan Petrochemical and Catalyst Plants                                                  --               899
-----------------------------------------------------------------------------------------------------------------------------------
          Reduced amortisation on revaluation of land use rights                                         9                 9
-----------------------------------------------------------------------------------------------------------------------------------
          Reduced depreciation on government grants                                                      1                --
-----------------------------------------------------------------------------------------------------------------------------------
          Impairment losses on revalued assets                                                          --               439
-----------------------------------------------------------------------------------------------------------------------------------
          Disposal of oil and gas properties, net of depreciation effect                              (209)              879
-----------------------------------------------------------------------------------------------------------------------------------
          Effects of the above adjustments on taxation                                                (607)             (863)
-----------------------------------------------------------------------------------------------------------------------------------
          Minority interests                                                                         2,116             2,175
-----------------------------------------------------------------------------------------------------------------------------------
       Profit for the period under IFRS                                                             21,769            18,921
===================================================================================================================================


    (2)  Analysis of the effects of major differences between the shareholders' funds under the PRC Accounting Rules and Regulations and the total equity under IFRS

                                                                                      At 30 June   At 31 December
       Item                                                                                 2005              2004
                                                                                    RMB millions      RMB millions

       Shareholders' funds under the PRC Accounting Rules and Regulations                197,571           186,350
-------------------------------------------------------------------------------------------------------------------------
       Adjustments:
-------------------------------------------------------------------------------------------------------------------------
          Equity investment differences                                                    1,169                --
-------------------------------------------------------------------------------------------------------------------------
          Pre-operating expenditures                                                         (15)             (457)
-------------------------------------------------------------------------------------------------------------------------
          Depreciation of oil and gas properties                                          12,012            11,595
-------------------------------------------------------------------------------------------------------------------------
          Capitalisation of general borrowing costs                                        1,821             1,605
-------------------------------------------------------------------------------------------------------------------------
          Acquisition of Sinopec National Star                                            (2,637)           (2,695)
-------------------------------------------------------------------------------------------------------------------------
          Revaluation of land use rights                                                    (968)             (977)
          Government grants                                                                 (591)             (592)
-------------------------------------------------------------------------------------------------------------------------
          Disposal of oil and gas properties                                               3,161             3,370
-------------------------------------------------------------------------------------------------------------------------
          Impairment losses on long-lived assets                                            (113)             (113)
-------------------------------------------------------------------------------------------------------------------------
          Effects of the above adjustments on taxation                                    (5,653)           (5,046)
-------------------------------------------------------------------------------------------------------------------------
          Minority interests                                                              29,019            31,046
-------------------------------------------------------------------------------------------------------------------------
       Total equity under IFRS                                                           234,776           224,086
=========================================================================================================================

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

1   CHANGES IN THE SHARE CAPITAL OF SINOPEC CORP.
    There were no changes in the total number of shares and equity structure of Sinopec Corp. during the reporting period.

2   SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS
    As at 30 June 2005, there were a total of 287,800 shareholders of Sinopec Corp., of which 277,530 were domestic holders of A Shares and 10,270 were overseas holders of H Shares.

                                                                   (1) Top ten shareholders as at 30 June 2005   Unit: 1,000 shares

                                        Increase/      Number of  Percentage at the end
                                         decrease    shares held   Among       Among the
                                       during the  at the end of   total         type of  Nature of                       Pledges,
                                        reporting  the reporting   share-         shares  Share-             Type of      lock-ups
       Name of shareholders                period         period   holdings         held  holders            Shares held  or trusts

       China Petrochemical
         Corporation ("Sinopec                 0     58,885,561       67.92        87.73  State-owned shares Non-tradable         0
         Group Company")
-----------------------------------------------------------------------------------------------------------------------------------
       HKSCC (Nominees) Limited           (2,848)    16,675,942       19.23        99.38  H shares           Tradable       Unknown
-----------------------------------------------------------------------------------------------------------------------------------
       China Cinda Asset Management
         Corp.                                 0      3,720,650        4.29         5.54  State-owned shares Non-tradable         0
-----------------------------------------------------------------------------------------------------------------------------------
       China Development Bank                  0      2,632,570        3.04         3.92  State-owned shares Non-tradable         0
-----------------------------------------------------------------------------------------------------------------------------------
       China Orient Asset Management
         Corp.                                 0      1,296,410        1.50         1.93  State-owned shares Non-tradable         0
       GuoTai JunAn Corp.*                     0        586,760        0.68         0.87  State-owned legal  Non-tradable   293,380
                                                                                          person shares                   (pledged)/
                                                                                                                             38,230
                                                                                                                         (locked up)
-----------------------------------------------------------------------------------------------------------------------------------
                                           3,442          3,442        0.00       0.12  A shares         Tradable                 0
-----------------------------------------------------------------------------------------------------------------------------------
       China 50ETF                        38,378         73,714        0.09       2.63  A shares         Tradable                 0
-----------------------------------------------------------------------------------------------------------------------------------
       E FUND 50 Index Fund               (8,656)        64,453        0.07       2.30  A shares         Tradable                 0
-----------------------------------------------------------------------------------------------------------------------------------
       Qingdao Port Authority                  0         60,000        0.07       2.14  A shares         Tradable                 0
----------------------------------------------------------------------------------------------------------------------------------
       CITIC Classic Allocation Fund      (2,367)        56,338        0.06       2.01  A shares         Tradable                 0
-----------------------------------------------------------------------------------------------------------------------------------
       Explanation for the relationships  The Company is not aware of any connection or actions in concert among the above
       among the above shareholders or    shareholders and is not aware of any pledges, lock-ups or trust of shareholdings of
       actions in concert:                holders of H Shares.
-----------------------------------------------------------------------------------------------------------------------------------

       * The additional 3.442 million shares in this reporting period are tradable A shares purchased by Guo Tai Jun An Corp. on the stock market, while the remainders are non-tradable shares. The pledged and locked-up shares are also non-tradable.


    (2) Top ten shareholders with tradable shares as at 30 June 2005                                        Unit: 1,000 shares

                                                                               Number of tradable
                                                                                      shares held
                                                                                    at end of the                  Nature of
       Name of shareholders                                                      reporting period               Shareholders

       HKSCC (Nominees) Limited                                                        16,675,942                   H shares
-----------------------------------------------------------------------------------------------------------------------------------
       China 50 ETF                                                                        73,714                   A shares
-----------------------------------------------------------------------------------------------------------------------------------
       E FUND 50 Index Fund                                                                64,453                   A shares
-----------------------------------------------------------------------------------------------------------------------------------
       Qingdao Port Authority                                                              60,000                   A shares
-----------------------------------------------------------------------------------------------------------------------------------
       CITIC Classic Allocation Fund                                                       56,338                   A shares
-----------------------------------------------------------------------------------------------------------------------------------
       Fortis Haitong Income Investment Management                                         50,000                   A shares
-----------------------------------------------------------------------------------------------------------------------------------
       Harvest Service Sector Fund                                                         47,000                   A shares
-----------------------------------------------------------------------------------------------------------------------------------
       Social Securities Fund 102                                                          30,487                   A shares
-----------------------------------------------------------------------------------------------------------------------------------
       Fortune SGAM Multi-strategy Growth Fund                                             29,856                   A shares
-----------------------------------------------------------------------------------------------------------------------------------
       Jingfu Securities Investment Fund                                                   29,303                   A shares
-----------------------------------------------------------------------------------------------------------------------------------
       Explanation for the relationships among the      The Company is not aware of any connection or actions in concert among
         above shareholders or actions in concert:      the above shareholders and is not aware of any pledges, lock-ups or trust of shareholdings of holders of H Shares.
-----------------------------------------------------------------------------------------------------------------------------------



    (3)  Information disclosed by the shareholders of H Shares according to the Securities and Futures Ordinance as at 30 June 2005
                                                                                                                 Approximate
                                                                                                                  percentage
                                                                                  Number of share          of Sinopec Corp's
                                                                                   interests held                  interests
       Name of shareholders                  Nature                           or regarded as held              (H share) (%)

       J.P. Morgan Chase & Co.               Beneficial owner                      317,923,000(L)                    1.90(L)
                                             Investment manager                    290,220,905(L)                    1.73(L)
                                             Custodian corporation/             560,683,942(L)(P)                 3.34(L)(P)
                                             approved lending agent,
                                             Physically settled derivatives
-----------------------------------------------------------------------------------------------------------------------------------
       Credit Suisse Group                   Corporate                           1,076,046,844(L)                    6.41(L)
                                             Corporate                             826,314,296(S)                    4.92(S)
                                             Lending pool                           29,195,950(P)                    0.17(P)
-----------------------------------------------------------------------------------------------------------------------------------
       J.P. Morgan Chase & Co.               Beneficial owner                       46,454,000(L)                    0.28(L)
                                             Investment manager                    634,707,194(L)                    3.78(L)
                                             Others                             347,184,277(L)(P)                 2.07(L)(P)
-----------------------------------------------------------------------------------------------------------------------------------
       Alliance Capital Management L.P.      Corporate                           1,006,311,601(L)                    6.00(L)
-----------------------------------------------------------------------------------------------------------------------------------

       Note: (L): Long position, (S): Short position, (P): Lending pool


3 CHANGES IN THE CONTROLLING SHAREHOLDERS AND THE EFFECTIVE CONTROLLERS There was no change in the controlling shareholders or the effective controllers during the reporting period.

BUSINESS REVIEW AND PROSPECTS

BUSINESS REVIEW
In the first half of 2005, China's economy maintained a steady growth and the growth rate of GDP was 9.5%. Demand for petroleum and petrochemical products continued to grow modestly. According to the Company's statistics, apparent domestic consumption of refined oil products (i.e. gasoline, diesel and kerosene including jet fuel) in the first half of this year increased by 5.56% over that of the same period last year whilst the apparent domestic consumption of petrochemical products (in terms of ethylene) increased by 5.70% over that of the same period last year. During the same period, with the continued fluctuation of international oil prices at high levels, the price of chemical products maintained high despite of the decline compared with that of the fourth quarter last year. Due to the tight control on domestic prices of refined oil products, the price gap between domestic and overseas markets was further widened. The Company flexibly responded to the changing markets through optimizing resource allocation, rationalizing structure and intensifying internal management. As a result, the oil and gas production increased steadily. Major refining and petrochemical facilities were operated at a high utilization rate. The sales of refined oil products increased steadily and sales structure was further rationalized. Thanks to the joint efforts of all the employees, the Company achieved sound results.

According to the PRC Accounting Rules and Regulations, in the first half of 2005, the Company's income from principal operations was RMB 359.2 billion, up by 35.2% over that of the first half of 2004. The Company's net profit was RMB 18 billion, up by 20.0% over that of the first half of 2004. Based on the number of shares outstanding at the end of the reporting period, earnings per share was RMB 0.208. According to the International Financial Reporting Standards, turnover and other operating revenues amounted to RMB 368.5 billion, up by 31.9% over that of the first half of 2004. Profit attributable to equity holders of the Company was RMB 19.7 billion, up by 17.4% over that of the first half of 2004. Based on the number of shares outstanding at the end of the reporting period, earnings per share was RMB 0.227.

The Board of Directors decided to distribute an interim dividend of RMB 0.04 per share for the first half of 2005, which is equivalent to RMB 4.00 per ADS.

1   PRODUCTION AND OPERATION

(1) Exploration and Production Segment
    In the first half of 2005, the international crude oil prices continued its climb to a higher level. The Platt's global Brent spot price averaged USD
    51.40 per barrel, up by 52.75% over that of the first half of 2004. The average crude price realized by the Company during the first half of 2005 was USD 39.40 per barrel, up by 33.02% over that of the same period last year.

    In the first half of 2005, in exploration, benefiting from theoretical and technological innovations, the Company strengthened progressive exploration and emphasized preliminary exploration in new blocks. Remarkable exploration results were achieved in hidden oil and gas reserves in the mature blocks in eastern China and important progress was achieved in the exploration in southwestern China. In the first half of 2005, the newly added proved geological crude oil reserves amounted to approximately 95.72 million tonnes, whilst the newly added proved natural gas geological reserves were approximately 47.5 billion cubic meters. Since some exploration wells were not completed, newly added proved oil and gas reserves evaluated by the Company in accordance with SEC criteria declined compared with those of the same period of last year. In development, a number of key projects for production capacity building were started. In production, by seizing the opportunity of high oil prices, the Company carefully organized oil and gas production, stabilized production in mature oilfields and increased production in new blocks. As a result, oil and gas production increased steadily.

    Summary of Operations of Exploration, Development and Production
                                                                                     Six-month periods
                                                                                       ended 30 June                 Changes
                                                                                    2005              2004               (%)

    Crude oil production (million barrels)                                        136.69            135.85              0.62
-------------------------------------------------------------------------------------------------------------------------------
    Natural gas production (billion cubic feet)                                    104.8            100.06              4.74
-------------------------------------------------------------------------------------------------------------------------------
    Newly added proved crude oil reserves (million barrels)                        85.69            124.40            (31.12)
-------------------------------------------------------------------------------------------------------------------------------
    Newly added proved natural gas reserves (billion cubic feet)                   518.1            872.74            (40.64)
-------------------------------------------------------------------------------------------------------------------------------
    Proved crude oil reserves at the end of the reporting period
      (million barrels)                                                          3,216.2          3,245.73             (0.91)
-------------------------------------------------------------------------------------------------------------------------------
    Proved natural gas reserves at the end of the reporting period
      (billion cubic feet)                                                       3,446.3          3,660.30             (5.85)
-------------------------------------------------------------------------------------------------------------------------------

    Note:  Crude oil production is converted at 1 tonne = 7.1 barrels, and natural gas production is converted at
    1 cubic meter = 35.31 cubic feet.


(2) Refining Segment

    In the first half of 2005, the Company adopted various measures to mitigate the adverse impact brought by the tight control on domestic prices of refined oil products. The Company strived to overcome the impact brought by the comprehensive quality upgrading of refined products and the maintenance of some refining facilities after long-term full-load operation. Through strengthening operation management of the facilities, the Company achieved full-load operation and met the market climate to the largest extent. Through optimising resource procurement, allocation and transportation, the Company increased the processing volume of sour and heavy crude based on the price gap between sour and sweet crude and light and heavy crude in order to reduce procurement cost. In addition, the Company constantly improved processing plan and product mix, while making efforts to increase the production of high value-added products and products of specific needs of the market. Furthermore, focusing on technology advancement, the Company further improved light yield and refining yield.

    Summary of Operations of Refining
                                                                                     Six-month periods
                                                                                       ended 30 June                 Changes
                                                                                    2005              2004               (%)

    Crude processing volume (million tonnes)                                       68.08             64.98              4.77
--------------------------------------------------------------------------------------------------------------------------------
       Of which: Sour crude processing volume (million tonnes)                     16.87             13.39             25.99
--------------------------------------------------------------------------------------------------------------------------------
    Gasoline, diesel and kerosene (including jet fuel) output (million tonnes)     41.02             39.17              4.72
--------------------------------------------------------------------------------------------------------------------------------
       Of which: Gasoline (million tonnes)                                         11.32             11.42             (0.88)
--------------------------------------------------------------------------------------------------------------------------------
                Diesel (million tonnes)                                            26.31             24.72              6.43
--------------------------------------------------------------------------------------------------------------------------------
                Kerosene including jet fuel (million tonnes)                        3.39              3.03             11.88
--------------------------------------------------------------------------------------------------------------------------------
    Light Chemical feedstock (million tonnes)                                      10.16              8.92             13.90
--------------------------------------------------------------------------------------------------------------------------------
    Light yield (%)                                                                74.24             74.06   0.18 percentage
                                                                                                                       point
--------------------------------------------------------------------------------------------------------------------------------
    Refining yield (%)                                                             93.11             93.10   0.01 percentage
                                                                                                                       point
-----------------------------------------------------------------------------------------------------------------------------------

    Note:Crude processing volume is converted at 1 tonne = 7.35 barrels.

(3) Marketing and Distribution Segment

    In the first half of 2005, by means of closely monitoring the changes of the market, the Company increased procurement of refined oil products from various channels to meet the domestic demand and achieved remarkable increase in the total domestic sales volume of refined oil products. The Company also proactively developed market, optimised sales structure and further increased the volume of retail and direct sales. The portion of retail and direct sales volume to the Company's total domestic sales volume increased to 78.69% from 76.24% in the same period last year. At the same time, the Company actively expanded and optimised the marketing network to form a more rationalised network layout and resource flow.

    The Company made new progress in promoting its petrol IC cards which have been put in use in 13,000 petrol stations.

    Summary of Operations of Marketing and Distribution

                                                  Six-month periods
                                                    ended 30 June    Changes
                                                 2005       2004         (%)

Total domestic sales volume of refined
  oil products (million tonnes)                  50.77      45.49       11.61
------------------------------------------------------------------------------
Of which: Retail volume (million tonnes)         29.56      25.12       17.68
------------------------------------------------------------------------------
          Direct sales volume (million tonnes)   10.39       9.56        8.68
------------------------------------------------------------------------------
          Wholesale volume (million tonnes)      10.82      10.81        0.09
------------------------------------------------------------------------------
Average annual throughput per petrol station
  (tonne/station)                                2,200      1,986       10.78
------------------------------------------------------------------------------
Total number of petrol stations                 30,352     30,682       (1.08)
------------------------------------------------------------------------------
Of which: Number of self-operated petrol
          stations                              26,870     25,306        6.18
------------------------------------------------------------------------------
          Number of franchised petrol stations   3,482      5,376      (35.23)



(4) Chemicals Segment

    In the first half of 2005, the Company seized the favorable opportunity of chemical product prices and fully leveraged the newly built production capacity. Operation management of facilities was reinforced to ensure safe, stable, long-term, full-capacity and high quality operation of key facilities. The production of ethylene and other major chemical products, such as synthetic resins, synthetic rubbers and monomers and polymers for synthetic fibers, was increased. The Company continued to reinforce product mix improvement, and output of high value-added products, such as performance compound of synthetic resins and differential fibers, was further increased.

    The Company actively carried out reform of the chemical marketing system. On May 10th 2005, a chemical sales company was established to implement unified coordination of chemical product sales, which was of great importance in fully taking the overall advantages of the intensified operation and erecting a unified market image to improve comprehensive competitiveness and maximise the overall efficiency.

    In the first half of 2005, the Company proactively pushed forward the construction of new projects. The two joint venture ethylene projects of BASF-YPC Company Limited ("BASF-YPC") and Shanghai Secco Petrochemical Co., Ltd. ("Shanghai Secco") were put into commercial operation on 28 June 2005 and 29 June 2005, respectively.

Production of Major Petrochemical Products (1)             Unit: thousand tonnes


                                                Six-month periods
                                                  ended 30 June          Changes
                                                2005           2004          (%)

 Ethylene                                   2,434          2,081        16.96
--------------------------------------------------------------------------------
 Synthetic resin                            3,528          3,102        13.73
--------------------------------------------------------------------------------
    Of which: Performance compound resin    1,689          1,545         9.32
--------------------------------------------------------------------------------
 Synthetic fiber monomers and polymers      3,152          3,030         4.03
--------------------------------------------------------------------------------
 Synthetic fiber                              756            824        (8.25)
--------------------------------------------------------------------------------
    Of which: Differential fiber              384            359         6.96
--------------------------------------------------------------------------------
 Synthetic rubber                             308            297         3.70
--------------------------------------------------------------------------------
 Urea                                         998          1,322       (24.51)
--------------------------------------------------------------------------------

    Note:

    1. The operation data of the first half of 2004 and the first half of 2005 include that of the chemical assets acquired from Sinopec Group Company and its subsidiaries (excluding the Company) ("Sinopec
       Group") at the end of 2004.

    2. 100% production of the two joint venture ethylene projects of BASF-YPC and Shanghai Secco was included.



Production of Major Petrochemical Products (2)            Unit: thousand tonnes

                                             Six-month periods
                                               ended 30 June         Changes
                                             2005          2004           (%)

 Ethylene                                   2,434         1,863         30.65
--------------------------------------------------------------------------------
 Synthetic resin                            3,528         2,806         25.73
--------------------------------------------------------------------------------
    Of which: Performance compound resin    1,689         1,478         14.28
--------------------------------------------------------------------------------
 Synthetic fiber monomers and polymers      3,152         2,443         29.02
--------------------------------------------------------------------------------
 Synthetic fiber                              756           641         17.94
--------------------------------------------------------------------------------
    Of which: Differential fiber              384           289         32.87
--------------------------------------------------------------------------------
 Synthetic rubber                             308           297          3.70
--------------------------------------------------------------------------------
 Urea                                         998         1,322        (24.51)
--------------------------------------------------------------------------------

Note:

1. The operation data of the first half of 2004 exclude that of the chemical assets acquired from Sinopec Group at the end of 2004, and the operation data of the first half of 2005 include the chemical assets acquired from Sinopec Group in 2004.

2. 100% production of the two joint venture ethylene projects of BASF-YPC and Shanghai Secco was included.

2   COST REDUCTION
    In the first half of 2005, the Company adopted a series of measures to reduce costs: optimising resource allocation and fully leveraging the modern logistics system to reduce transportation costs; further increasing the processing volume of sour and heavy crude to reduce procurement costs; and optimising the operation of facilities to cut down material and energy consumption. In the first half of 2005, the Company reduced total costs of RMB 1.282 billion, including RMB 285 million from Exploration and Production Segment, RMB 365 million from Refining Segment, RMB 230 million from Marketing and Distribution Segment and RMB 402 million from Chemicals Segment. In addition, the Company further carried out measures aiming at improving efficiencies through staff reduction in the first half of 2005, and the total number of net head count reduction amounted to 20,500, of which, a net reduction number of 12,000 were reduced through spin-off of down-hole operation services and the acquisition of selected assets from Sinopec Group, and the relevant staff reduction expenses of which were recorded in the expenditure of 2004.


3   CAPITAL EXPENDITURE
    In the first half of 2005, the Company's total capital expenditure was RMB
    22.550 billion, accounting for 36.4% of the total planned capital expenditure of RMB 62.0 billion for the year. The capital expenditure in Exploration and Production Segment totaled RMB 10.077 billion: the Company achieved a number of important exploration results through strengthening progressive exploration and preliminary exploration in new blocks. The newly built production capacity of crude oil and natural gas was 2.712 million tonnes per year and 0.9 billion cubic meters per year respectively. The capital expenditure in Refining Segment was RMB 3.451 billion: the construction of the second phase of Ningbo-Shanghai-Nanjing crude oil pipeline was close to completion; the construction of Yizheng-Changling crude oil pipeline started; and a number of refining revamping and expansion projects were progressing smoothly. The capital expenditure in Chemicals Segment was RMB 2.242 billion: the second round of Maoming ethylene expansion project and the fertilizer facilities revamping projects in Jinling and other ferlilizers were proceeding as planned. The capital expenditure in Marketing and Distribution Segment was RMB 6.384 billion: part of the refined oil product pipeline in southwest China was put into operation, and the construction, acquisition and revamping of petrol stations were carried out according to schedule. The capital expenditure for Corporate and Others amounted to RMB 396 million.

    In addition, the total capital expenditure for jointly controlled entities such as Shanghai Secco amounted to RMB 1.854 billion.

BUSINESS PROSPECTS
Looking into the second half of 2005, international crude price is expected to fluctuate at a high level and the global refining and chemical industry will remain at a high level of the cycle. For the domestic market, China's economy will continue to grow rapidly and demands for petroleum and petrochemical products will increase steadily. The adjustment of China's exchange rate regime and minor appreciation of RMB on July 21st 2005 was conducive to lowering the Comapny's crude procurement cost and likely to reduce the import price of chemical products. In addition, it is expected that the Chinese government shall continue to exert austere control over refined oil product prices during the second half of the year.

Confronted with the complicated market situation, the Company will adopt flexible operating strategies, take the initiative in production and management and minimise operational risks. The Company will focus on the work in the following aspects:

In Exploration and Production Segment, the Company intends to conscientiously implement its resource strategy, accelerate exploration and development, and make efforts to realise 100% replacement ratio for the whole year. In addition, the Company will focus on the production capacity construction in Tahe Oilfield in western China and Shengli Oilfield shallow water blocks in eastern China. Seizing the favorable opportunity of high crude price, the Company will appropriately increase the production of high cost crude oil and proactively develop natural gas market. In the second half of 2005, the Company plans to produce 140.2 million barrels of crude oil and 109.0 billion cubic feet of natural gas.

In Refining Segment, the Company will closely follow the changes of international crude oil market, adhere to the strategy of diversified sources of crude, and strive to increase the procurement and refining volume of sour and heavy crude to reduce cost. Meanwhile, the Company will make full use of crude oil pipelines and optimise the resource flow and allocation to reduce the cost of storage and transportation. Based on market demands, the Company will optimise refining plan and product mix to increase the production of high value-added products. Furthermore, the Company plans to reinforce the process technology management of facilities to ensure safe, stable, and full-load operation. In the second half of 2005, the Company plans to process 72.0 million tonnes of crude oil.

In Marketing and Distribution Segment, the Company will conscientiously monitor the market trend and strive to expand total sales volume of refined products through active sales promotion. In addition, the Company will strengthen the operation management of petrol stations, and further increase the throughput per station and the retail plus direct sales proportion by means of improving service quality. The Company will bring modern logistics into full play, and optimise resource allocation to further reduce storage and transportation costs. Furthermore, the Company attempts to accelerate the construction of refined oil product pipelines and petrol stations in key areas while rationalising the layout of depots and marketing network. The application of IC cards will be expedited to realise the target of "One card, all Sinopec stations". In the second half of 2005, the Company will target its total domestic sales volume of refined oil products at 52.00 million tonnes, including 30.40 million tonnes of retail volume and 10.60 million tonnes of direct sales volume.

In the Chemicals Segment, the Company will fully exploit the newly added chemical production capacity and maintain full-load operation of major facilities to expand production of major chemicals. Following the market trend, the Company will make efforts to increase the output of products catering for the market and the production of performance compound for synthetic resins and differential fibers. In addition, the Company will give full play to the newly established chemical sales company to enhance the overall advantages of chemical production and marketing competitiveness. In the second half of 2005, the Company plans to produce 2.75 million tonnes of ethylene.

In the second half of 2005, fully aware of the current favorable conditions and austere challenges, we will continue to adhere to the operation guidelines featuring "reform, adjustment, innovation and development", make use of various favorable opportunities, spare no efforts to fulfill the production and operation objectives and maintain a sound operational results to lay a solid foundation for the long-term and sustainable development of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S AUDITED FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES. THE FINANCIAL INFORMATION PRESENTED IN THIS SECTION ARE DERIVED FROM THE COMPANY'S AUDITED FINANCIAL STATEMENTS THAT HAVE BEEN PREPARED IN ACCORDANCE WITH IFRS.

1   CONSOLIDATED RESULTS OF OPERATIONS
    In the first half of 2005, the Company's turnover and other operating revenues were RMB 368.5 billion and the operating profit was RMB 33.7 billion, representing an increase of 31.9% and 17.9% over the same period of 2004 respectively. These results are largely attributable to the significant increase in international crude price, high prices of chemical products and steady growth of the domestic economy. By seizing the favorable opportunities, the Company proactively developed the market, maintained steady growth in oil and gas production and further increased the production of chemical products and sales volume of refined oil products, optimised crude processing structure, intensified corporate management and strived to relieve the pressure brought by the soaring crude price. Thus, good operation results were achieved.

    The following table lists the major items in the consolidated income statement of the Company for the indicated periods:


                                                                                       Six-month periods
                                                                                         ended June 30
                                                                                    2005              2004           Changes
                                                                                         RMB millions                    (%)

    Turnover and other operating revenues                                        368,454           279,445              31.9
-----------------------------------------------------------------------------------------------------------------------------------
       Of which: Turnover                                                        359,248           269,601              33.3
-----------------------------------------------------------------------------------------------------------------------------------
                Other operating revenues                                           9,206             9,844              (6.5)
-----------------------------------------------------------------------------------------------------------------------------------
    Operating expenses                                                          (334,772)         (250,883)             33.4
-----------------------------------------------------------------------------------------------------------------------------------
      Of which: Purchased crude oil, products, and operating supplies
                and expenses                                                    (283,036)         (198,158)             42.8
-----------------------------------------------------------------------------------------------------------------------------------
                Selling, general and administrative expenses                     (15,510)          (14,859)              4.4
-----------------------------------------------------------------------------------------------------------------------------------
                Depreciation, depletion and amortisation                         (15,155)          (15,399)             (1.6)
-----------------------------------------------------------------------------------------------------------------------------------
                Exploration expenses, including dry holes                         (3,355)           (2,475)             35.6
-----------------------------------------------------------------------------------------------------------------------------------
                Personnel expenses                                                (8,536)           (8,716)             (2.1)
-----------------------------------------------------------------------------------------------------------------------------------
                Employee reduction expenses                                         (100)             (412)            (75.7)
-----------------------------------------------------------------------------------------------------------------------------------
                Taxes other than income tax                                       (8,204)           (7,833)              4.7
-----------------------------------------------------------------------------------------------------------------------------------
                Other operating expenses, net                                       (876)           (3,031)            (71.1)
-----------------------------------------------------------------------------------------------------------------------------------
    Operating profit                                                              33,682            28,562              17.9
===================================================================================================================================
    Net finance costs                                                             (2,566)           (2,079)             23.4
-----------------------------------------------------------------------------------------------------------------------------------
    Investment income and share of profits less losses from associates               598               455              31.4
    Profit before taxation                                                        31,714            26,938              17.7
-----------------------------------------------------------------------------------------------------------------------------------
    Taxation                                                                      (9,945)           (8,017)             24.0
-----------------------------------------------------------------------------------------------------------------------------------
    Profit for the period                                                         21,769            18,921              15.1
-----------------------------------------------------------------------------------------------------------------------------------
    Attributable to: Equity holders of the parent                                 19,653            16,746              17.4
-----------------------------------------------------------------------------------------------------------------------------------
                  Minority interests                                               2,116             2,175              (2.7)
====================================================================================================================================

(1) Turnover and other operating revenues
    In the first half of 2005, the Company's turnover and other operating revenues were RMB 368.5 billion. Of which, turnover was RMB 359.2 billion, up by 33.3% over the first half of 2004. This was mainly due to the fact that prices of crude oil and petrochemical products in the global market increased compared with those in the same period last year, and that the Company increased sales volume of petrochemical products and optimised sales structure. In the first half of 2005, the Company's other operating revenues was RMB 9.2 billion, down by 6.5% over the first half of 2004. This was mainly due to the decrease of sales revenue from its sale of raw and auxiliary materials to Sinopec Group and to third parties.

    Most of crude oil and a small portion of natural gas produced by the Company were internally used for its refining and chemical production. The remaining was sold to the refineries owned by Sinopec Group and other customers. In the first half of 2005, external sales revenues of crude oil and natural gas amounted to RMB 8.7 billion, up by 17.3% over the first half of 2004, accounting for 2.4% of the Company's turnover and other operating revenues, which mainly due to increased prices of crude oil and expanded business of nature gas.

    The Company's Refining Segment and Marketing and Distribution Segment sell petroleum products (mainly consisting of gasoline, diesel, jet fuel, kerosene and other refined petroleum products) to third parties. In the first half of 2005, the external sales revenue of petroleum products by these two segments were RMB 243.8 billion, accounting for 66.2% of the Company's turnover and other operating revenues, representing an increase of 31.7% compared with that in the first half of 2004. The increase was mainly due to the increased gasoline, diesel and naphtha prices and also due to the Company's proactive efforts in increasing sales volume, optimising sales structure and expanding the market of other refined petroleum products. The sales revenue of gasoline, diesel and kerosene was RMB 185.7 billion, accounting for 76.2% of the total sales revenue of petroleum products, representing an increase of 29.7% over that in the same period in 2004. The sales revenue of other refined petroleum products was RMB 58.1 billion, accounting for 23.8% of the total sales revenue of petroleum products, representing an increase of 38.7% compared with the first half of 2004.

    The following table lists the Company's principal external sales volume and average realised prices, and changes between the first half of 2005 and the first half of 2004:


                                                  Sales Volumes                                Average Realised Prices
                                                (thousand tonnes)                                     (RMB/tonne)
                                         Six-month period                                Six-month period
                                           ended June 30            Changes                ended June 30            Changes
                                        2005            2004             (%)            2005          2004             (%)

    Crude oil                          2,569           3,019           (14.9)          2,367         1,679            41.0
------------------------------------------------------------------------------------------------------------------------------
    Natural gas (million cubic
      meters, RMB/thousand cubic
      metres)                          1,962           1,767            11.0             658           601             9.5
------------------------------------------------------------------------------------------------------------------------------
    Gasoline                          14,609          13,266            10.1           4,151         3,580            15.9
------------------------------------------------------------------------------------------------------------------------------
    Diesel                            32,571          29,096            11.9           3,514         3,044            15.4
------------------------------------------------------------------------------------------------------------------------------
    Kerosene including jet fuel        3,086           2,633            17.2           3,414         2,710            26.0
------------------------------------------------------------------------------------------------------------------------------
    Basic chemical feedstock           3,836           3,242            18.3           4,948         3,644            35.8
------------------------------------------------------------------------------------------------------------------------------
    Synthetic fiber monomer and
      polymer                          1,412           1,364             3.5           9,026         7,378            22.3
------------------------------------------------------------------------------------------------------------------------------
    Synthetic resin                    2,898           2,667             8.7           9,144         7,337            24.6
------------------------------------------------------------------------------------------------------------------------------
    Synthetic fiber                      784             878           (10.7)         11,499        10,300            11.6
------------------------------------------------------------------------------------------------------------------------------
    Synthetic rubber                     303             299             1.3          12,394         9,301            33.3
------------------------------------------------------------------------------------------------------------------------------
    Chemical fertilizer                1,004           1,287           (22.0)          1,463         1,327            10.2
------------------------------------------------------------------------------------------------------------------------------

    The Company's external sales revenue of chemical products was RMB 74.7 billion, accounting for 20.3% of its turnover and other operating revenues, representing an increase of 29.5% compared with that in the first half of 2004. The increase was mainly due to the fact that the Company captured the favorable opportunity of the high chemical product prices and increased sales volume.

(2) Operating expenses
    In the first half of 2005, the Company's operating expenses were RMB 334.8 billion, up by 33.4% over the first half of 2004. The operating expenses mainly consisted of the following:

    Purchased crude oil, products and operating supplies and expenses

    The Company's purchase of crude oil, products and operating supplies and expenses were RMB 283.0 billion, up by 42.8% over the first half of 2004, accounting for 84.5% of the operating expenses, of which:

    Purchase of crude oil was RMB 148.3 billion, up by 44.3% over the first half of 2004, accounting for 44.3% of the total operating expenses, up by
    3.3 percentage point over the first half of 2004.

    To meet the increasing demands in the market associated with the rapid growth of the domestic economy, the Company increased its throughput of crude oil purchased from third parties. In the first half of 2005, the throughput of the Company's crude oil purchased externally was RMB 52.44 million tonnes (excluding amounts processed for third parties), representing an increase of 7% compared with the same period in 2004. Average cost for crude oil purchased externally in the first half of 2005 was RMB 2,828 per tonne (approximately USD 46.46 per barrel), representing an increase of 34.8% compared with that in the first half of 2004.

    In the first half of 2005, the Company's other purchasing expenses were RMB
    134.7 billion, up by 41.2% over the first half of 2004, accounting for 40.2% of the total operating expenses. This increase was mainly due to the increased costs of outsourced refined oil products and chemical feedstock.

    Selling, general and administrative expenses

    In the first half of 2005, the Company's selling, general and administrative expenses were RMB 15.5 billion, up by 4.4% over the first half of 2004. This increase was mainly due to the increase in sales expenses, such as the costs of transportation, as a result of the increase in the sales volume of refined oil products and the increased proportion of retail and direct sales volume over total sales volume of refined oil products.

    Depreciation, depletion and amortisation

    In the first half of 2005, the Company's depreciation, depletion and amortisation were RMB 15.2 billion, down by 1.6% compared with the first half of 2004. The decrease was mainly due to the decrease in depreciation as a result of the Company's disposal of less efficient assets and provision for impairment loss on some less efficient facilities in the previous years.

    Exploration expenses

    In the first half of 2005, the Company's exploration expenses were RMB 3.4 billion, representing an increase of 35.6% compared with the first half of 2004. The increase was mainly due to the fact that the Company increased exploration activities in major new blocks in the western and southern parts of China.

    Personnel expenses

    In the first half of 2005, the Company's personnel expenses were RMB 8.5 billion, representing a decrease of 2.1% compared with the first half of 2004. The decrease was largely due to the decreased personnel expenses of employees as a result of the disposal of the downhole operation in 2004.

    Employee reduction expenses

    In the first half of 2005, in accordance with the Company's voluntary employee reduction plan, the Company recorded employee reduction expenses of approximately RMB 0.1 billion relating to the reduction of approximately 1,800 employees, down by RMB 0.3 billion compared with that in the first half of 2004.

    Taxes other than income tax

    In the first half of 2005, the Company's taxes other than income tax were RMB 8.2 billion, up by 4.7% over the first half of 2004. The increase was mainly attributable to the increase of consumption tax and surcharges as a result of the increase in sales volume of gasoline and diesel of the Company.

    Other operating expenses

    In the first half of 2005, the Company's other operating expenses (net) were RMB 0.9 billion, down by 71.1% compared with the first half of 2004. This was mainly due to the impairment losses on long-lived assets decreased by RMB 1.9 billion compared with the first half of 2004 and the loss on disposals of assets decreased by RMB 0.4 billion.

(3) Operating profit
    In the first half of 2005, the Company's operating profit was RMB 33.7 billion, up by 17.9% over the first half of 2004.

(4) Net finance costs
    In the first half of 2005, the Company's net finance costs were RMB 2.6 billion, up by 23.4% compared with those in the first half of 2004, which was mainly due to the increase in interest expenses, as a result of the increase in long-term loan to finance investment, as well as other factors, such as the increased prices of crude oil, which led to an increase in short-term loan as a result of more capital being employed by operating activities, such as inventories.

(5) Profit before taxation
    In the first half of 2005, the Company's profit before taxation was RMB
    31.7 billion, up by 17.7% over the first half of 2004.

(6) Taxation
    In the first half of 2005, the Company's income tax was RMB 9.9 billion, up by 24.0% over the first half of 2004.

(7) Profit attributable to minority interests
    In the first half of 2005, the Company's profit attributable to minority interests were RMB 2.1 billion, down by 2.7% compared with the first half of 2004.

(8) Profit attributable to equity holders of the parent
    In the first half of 2005, the Company's profit attributable to equity holders of the parent was RMB 19.7 billion, up by 17.4% over the first half of 2004.

2   DISCUSSION ON RESULTS OF SEGMENT OPERATIONS
    The Company divides its operations into four business segments (Exploration and Production Segment, Refining Segment, Marketing and Distribution Segment and Chemicals Segment) and Corporate and Others. Unless otherwise specified, the financial data discussed in the section have not eliminated inter-segment transactions. In addition, the operating revenue data of each segment include other operating revenues of the segment.

    The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.


                                         Operating revenues             As a percentage of               As a percentage of
                                                                      consolidated operating           consolidated operating
                                                                    revenues before elimination      revenues after elimination
                                                                      of inter-segment sales           of inter-segment sales
                                          Six-month periods              Six-month periods                Six-month periods
                                            ended June 30                  ended June 30                    ended June 30
                                        2005            2004            2005            2004            2005            2004
                                            RMB millions                         %                                %

Exploration and Production Segment
-----------------------------------------------------------------------------------------------------------------------------------
    External sales*                   12,278          10,920             2.0             2.4             3.3             3.9
    -------------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales               35,745          26,316             5.9             5.7
    -------------------------------------------------------------------------------------------------------------------------------
    Operating revenues                48,023          37,236             7.9             8.1
    ===============================================================================================================================
Refining Segment
    -------------------------------------------------------------------------------------------------------------------------------
    External sales*                   38,934          30,915             6.4             6.7            10.6            11.1
    -------------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales              172,035         130,319            28.4            28.5
    -------------------------------------------------------------------------------------------------------------------------------
    Operating revenues               210,969         161,234            34.8            35.2
    ===============================================================================================================================
Marketing and Distribution Segment
-----------------------------------------------------------------------------------------------------------------------------------
    External sales*                  207,296         156,901            34.1            34.2            56.2            56.1
    -------------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales                1,320           1,334             0.2             0.3
    -------------------------------------------------------------------------------------------------------------------------------
    Operating revenues               208,616         158,235            34.3            34.5
    ===============================================================================================================================
Chemicals Segment
-----------------------------------------------------------------------------------------------------------------------------------
    External sales*                   77,681          60,434            12.8            13.2            21.1            21.6
    -------------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales                8,335           4,794             1.4             1.0
    -------------------------------------------------------------------------------------------------------------------------------
    Operating revenues                86,016          65,228            14.2            14.2
    ===============================================================================================================================
Corporate and others segment
-----------------------------------------------------------------------------------------------------------------------------------
    External sales*                   32,265          20,275             5.3             4.4             8.8             7.3
    -------------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales               21,228          16,552             3.5             3.6
    -------------------------------------------------------------------------------------------------------------------------------
    Operating revenues                53,493          36,827             8.8             8.0
    ===============================================================================================================================
Operating revenues before elimination
    of inter-segment sales           607,117         458,760           100.0           100.0
    ===============================================================================================================================
Elimination of inter-segment sales  (238,663)       (179,315)
-----------------------------------------------------------------------------------------------------------------------------------
Consolidated operating revenues      368,454         279,445                                           100.0           100.0
===================================================================================================================================

*   Including other operating revenues

The following table shows the operating revenues, operating expenses and operating profit by each segment before elimination of the inter-segment transactions for the periods indicated, and the percentage change from the first half of 2004 to the first half of 2005:


                                            Six-month periods
                                              ended June 30
                                         2005          2004         Changes
                                             RMB millions                 %

Exploration and Production Segment
------------------------------------------------------------------------------
    Operating revenue                  48,023         37,236           29.0
    --------------------------------------------------------------------------
    Operating expenses                 30,228         26,716           13.1
    --------------------------------------------------------------------------
    Operating profit                   17,795         10,520           69.2
    ==========================================================================
Refining Segment
------------------------------------------------------------------------------
    Operating revenue                 210,969        161,234           30.8
    --------------------------------------------------------------------------
    Operating expenses                212,265        156,947           35.2
    --------------------------------------------------------------------------
    Operating profit                   (1,296)         4,287         (130.2)
    ==========================================================================
Marketing and Distribution Segment
------------------------------------------------------------------------------
    Operating revenue                 208,616        158,235           31.8
    --------------------------------------------------------------------------
    Operating expenses                201,973        149,666           34.9
    --------------------------------------------------------------------------
    Operating profit                    6,643          8,569          (22.5)
    ==========================================================================
Chemicals Segment
------------------------------------------------------------------------------
    Operating revenue                  86,016         65,228           31.9
    --------------------------------------------------------------------------
    Operating expenses                 75,201         59,223           27.0
    --------------------------------------------------------------------------
    Operating profit                   10,815          6,005           80.1
    ==========================================================================
Corporate and others segment
--------------------------------------------------------------------------------
    Operating revenue                  53,493           36,827           45.3
    ----------------------------------------------------------------------------
    Operating expenses                 53,768           37,646           42.8
    ----------------------------------------------------------------------------
    Operating profit                     (275)            (819)         (66.4)
================================================================================


(1) Exploration and Production Segment
    Most of the crude oil and a small portion of the natural gas produced by the Exploration and Production Segment were used for the Company's refining and chemical operations. Most of the natural gas and a small portion of crude oil produced by the Company were sold to refineries owned by Sinopec Group and third party customers.

    In the first half of 2005, the operating revenues of this segment were RMB
    48.0 billion, up by 29.0% over the first half of 2004, which was mainly due to the increase in sales volume and the realised price of crude oil over those in the first half of 2004.

    In the first half of 2005, this segment sold 17.97 million tonnes of crude oil, up by 0.1% over the first half of 2004. 2 billion cubic meters of natural gas were sold, up by 9.9% over the first half of 2004. The average realised price of crude oil was RMB 2,316 per tonne (approximately USD 39.4/barrel) up by 33.0% over the first half of 2004; the average realised price of natural gas was RMB 660 per thousand cubic meters, increased by 8.8% over the first half of 2004.

    In the first half of 2005, the operating expenses of this segment were RMB
    30.2 billion, up by 13.1% over the first half of 2004. This was mainly due to the following reasons:

    o The rise in fuel and power costs as a result of the increase in oil and gas production and fuel prices, resulting in an increase in the operating expenses by approximately RMB 1.4 billion compared with the first half of 2004;

    o Exploration expenses, including dry holes, were up by RMB 0.9 billion compared with the first half of 2004, which was mainly due to the fact that the Company increased exploration activities at major new blocks in the western and southern parts of China;

    o Increase in enhanced oil recovery activities and other operating expenses including cost of sales of materials were up by RMB 0.6 billion compared with the first half of 2004;

    o The Company endeavored to increase oil and gas production during the period of high oil prices, increased workload and repaired suspended wells, as a result, the downhole operation expense was up by RMB 0.3 billion compared with the first half of 2004;

    o Due to the increase in crude oil prices and the sales revenues of crude oil increased accordingly, as a result, the natural resources compensation fee, city construction tax and education surcharge were increased by RMB 0.2 billion.

    In the first half of 2005, due to the increases in water and electricity costs associated with the production of oil and gas and the increase in enhanced oil recovery activities in order to maintain a steady increase in oil and gas production, the lifting cost of crude oil and natural gas increased by 11.1% from USD 6.28 per barrel in the first half of 2004 to USD 6.98 per barrel in the first half of 2005.

    In the first half of 2005, operating profit for the Exploration and Production Segment was RMB 17.8 billion, up by 69.2% over the first half of 2004.

(2) Refining Segment
    The business activities of the Refining Segment consist of purchasing crude oil from the Exploration and Production Segment and third parties, processing crude oil into refined petroleum products, selling gasoline, diesel and kerosene including jet fuel to the Marketing and Distribution Segment, and selling other refined petroleum products to domestic and overseas customers.

    In the first half of 2005, the segment's operating revenues were RMB 211.0 billion, up by 30.8% over the first half of 2004. The increase was mainly due to the increase in the realised prices and sales volumes of various refined petroleum products.

    The following table shows the sales volumes, average realised prices and the percentage change of various kinds of refined petroleum products of the segment between the first half of 2004 and the first half of 2005:


                                                    Sales Volumes                              Average Realized Prices
                                                  (thousand tonnes)                                  (RMB/tonne)
                                         Six-month periods                               Six-month periods
                                           ended June 30             Changes               ended June 30             Changes
                                        2005            2004             (%)            2005            2004             (%)

    Gasoline                          10,323          10,167             1.5           3,451           2,771            24.5
--------------------------------------------------------------------------------------------------------------------------------
    Diesel                            25,792          24,210             6.5           3,218           2,711            18.7
--------------------------------------------------------------------------------------------------------------------------------
    Chemical feedstock                12,781          11,580            10.4           3,456           2,439            41.7
--------------------------------------------------------------------------------------------------------------------------------
    Other refined petroleum products  16,263          15,520             4.8           2,846           2,372            20.0
--------------------------------------------------------------------------------------------------------------------------------

    In the first half of 2005, the sales revenues of gasoline realised by the segment were RMB 35.6 billion, representing an increase of 26.4% compared with the first half of 2004, accounting for 16.9% of this segment's operating revenues, down by 0.6 percentage points compared with the first half of 2004.

    In the first half of 2005, the sales revenues of diesel realised by the segment were RMB 83.0 billion, representing an increase of 26.4% compared with the first half of 2004, accounting for 39.3% of this segment's operating revenues, down by 1.4 percentage points compared with the first half of 2004.

    In the first half of 2005, the sales revenues of chemical feedstock realised by the segment were RMB 44.2 billion, representing an increase of 56.4% compared with the first half of 2004, accounting for 20.9% of this segment's operating revenues, up by 3.4 percentage points compared with the first half of 2004. The growth rate of the sales revenues of chemical feedstock was higher than the growth rate of sales revenues in gasoline and diesel, which was mainly due to increased naphtha price and increased supply volume of chemical feedstock.

    In the first half of 2005, the sales revenues of refined petroleum products other than gasoline, diesel and chemical feedstock were RMB 46.3 billion, representing an increase of 25.8% compared with that in the first half of 2004, and accounting for 21.9% of this segment's operating revenues, down by 0.9 percentage point compared with that in the first half of 2004

    In the first half of 2005, the segment's operating expenses were RMB 212.3 billion, up by 35.2% over the first half of 2004, principally due to the high price of crude oil and increased processing volume.

    In the first half of 2005, the average cost of crude oil was RMB 2,745 per tonne (approximately USD 45.1/barrel), representing an increase by 34.8% compared with that in the first half of 2004. Refining throughput was 65.88 million tonnes (excluding amounts processed for third parties), representing an increase of 4.1% compared with that in the first half of 2004. In the first half of 2005, the total crude oil costs were RMB 180.9 billion, representing an increase of 40.5%, accounting for 85.2% of the segment's operating expenses, up by 3.2 percentage points compared with that in the first half of 2004.

    In the first half of 2005, with the oil price maintaining at a high level, the refining margin was reduced as a result of the Chinese government's macro economic control on prices of refined oil products. Despite the fact that the Company endeavored to increase the revenue of refined oil products and expand the market of refined petroleum products other than gasoline, diesel and kerosene, the growth rate of refined oil price was less than that of crude oil prices. The refining margin was USD 2.32 per barrel (defined as the sales revenues less the crude oil costs and refining feedstock costs and taxes other than income tax divided by the throughput of crude oil and refining feedstock), down by USD 1.75 per barrel compared with USD 4.07 per barrel in the first half of 2004, representing a decrease of 43%.

    In the first half of 2005, the unit refining cash operating cost (defined as operating expenses less the purchasing costs of crude oil and refining feedstock, depreciation and amortisation, taxes other than income tax, other operating expenses; and divided by the throughput of crude oil and refining feedstock) was USD 1.93 per barrel, down by USD 0.05 per barrel compared with the first half of 2004, representing a decrease of 2.53%. This is mainly due to the continous cost savings and increase in refining volume.

    In the first half of 2005, operating loss of the Refining Segment was RMB
    1.3 billion. Operating profit was RMB 5.6 billion lower compared with that in the first half of 2004.

(3) Marketing and Distribution Segment
    The business of Marketing and Distribution Segment includes purchasing refined oil products from the Refining Segment and third parities, conducting wholesale and direct sale to domestic users, and retailing, distributing refined oil products through the segment's retail and distribution network, as well as providing services related to refined product sales.

    In the first half of 2005, the operating revenues of this segment was RMB
    208.6 billion, up by 31.8% over the first half of 2004. The increase was mainly due to the increases in sales volume and prices of refined oil products and the sustained optimisation of sales structure, which further increased the retail proportion of gasoline and diesel.

    In the first half of 2005, the operating revenues from sales of gasoline and diesel were RMB 176.2 billion, accounting for 84.5% of the operating revenues of this segment. The percentage of retail sales volume of gasoline and diesel in the total sales volume of gasoline and diesel increased from 53.3% in the first half of 2004 to 56.8% in the first half of 2005, representing an increase of 3.5 percentage points. The percentage of sales volume of gasoline and diesel by distribution in the total sales volume decreased from 21.0% in the first half of 2004 to 20.0% in the first half of 2005, down by 1 percentage point. The percentage of wholesale volume in the total sales volume of gasoline and diesel decreased from 25.7% in the first half of 2004 to 23.3% in the first half of 2005, down by 2.4 percentage points.

    The following table shows the sales volumes, average realised prices, and respective percentages of changes of the four product categories in the first half of 2004 and 2005, including detailed information of different sales channels for gasoline and diesel.

                                                  Sales Volumes                              Average Realised Prices
                                                (thousand tonnes)                                  (RMB/tonne)
                                         Six-month periods                               Six-month periods
                                           ended June 30             Changes               ended June 30          Changes
                                        2005            2004             (%)            2005            2004           (%)

    Gasoline                          14,660          13,356             9.8           4,150           3,577         16.0
------------------------------------------------------------------------------------------------------------------------------
       Of which: Retail               10,040           8,783            14.3           4,293           3,733         15.0
       -----------------------------------------------------------------------------------------------------------------------
                Direct sales           1,429           1,454            (1.7)          3,904           3,347         16.6
       -----------------------------------------------------------------------------------------------------------------------
                Wholesale              3,191           3,119             2.3           3,810           3,245         17.4
       -----------------------------------------------------------------------------------------------------------------------
    Diesel                            32,866          29,428            11.7           3,510           3,039         15.5
------------------------------------------------------------------------------------------------------------------------------
       Of which: Retail               16,935          13,999            21.0           3,635           3,164         14.9
       -----------------------------------------------------------------------------------------------------------------------
                Direct sales           8,057           7,541             6.8           3,501           3,045         15.0
       -----------------------------------------------------------------------------------------------------------------------
                Wholesale              7,874           7,888            (0.2)          3,249           2,811         15.6
       -----------------------------------------------------------------------------------------------------------------------
    Kerosene including jet fuel        3,058           2,597            17.8           3,412           2,706         26.1
==============================================================================================================================
    Fuel oil                           6,459           4,973            29.9           2,099           1,715         22.4
==============================================================================================================================

    In the first half of 2005, this segment's operating expenses were RMB 202.0 billion, up by 34.9% compared with that in the first half of 2004, mainly due to the increase of procurement costs, of which purchasing costs of gasoline and diesel were RMB 159.0 billion, accounting for 78.7% of the segment's operating expenses, up by 34.6% over that in the first half of 2004. In the first half of 2005, average purchased prices of gasoline and diesel increased by 24.9% and 19.4%, respectively, compared with that in the first half of 2004, to RMB 3,506 per tonne and RMB 3,273 per tonne, respectively. The purchasing volume of gasoline and diesel increased by 9.7% and 11.7%, respectively, compared with that in the first half of 2004, to 14.66 million tonnes and 32.87 million tonnes, respectively.

    In the first half of 2005, the segment's cash operating cost per tonne of petroleum products (defined as the operating expenses less the purchasing costs, taxes other than income tax, depreciation and amortisation, and divided by the sales volume) was RMB 149.93 per tonne, down by 2.2% compared with that in the first half of 2004. This decrease was primarily attributable to diluted expenses caused by increased total sales volume and measures of cost savings.

    In the first half of 2005, the Marketing and Distribution Segment's operating profit was RMB 6.6 billion, down by 22.5% compared with the first half of 2004.

(4) Chemicals Segment
    The business activities of the Chemicals Segment include purchasing chemical feedstock from the Refining Segment and third parties, producing, marketing and distributing of petrochemical products.

    In the first half of 2005, operating revenues of the Chemicals Segment were RMB 86.0 billion, up by 31.9% over the first half of 2004, mainly because of the increase in sales volume of major chemical products and the increase in realised prices.

    The sales revenue mainly generated from the Company's six categories of chemical products (i.e. basic organic chemicals, synthetic resin, synthetic rubber, synthetic fiber monomer and polymer, synthetic fiber and chemical fertilizer) totaled RMB 75.3 billion, accounting for 87.6% of the operating revenues of this segment, up by 34.9% over the first half of 2004.

    The following table lists the sales volumes, average realised price and rates of change of each of these six categories of chemical products of this segment in the first half of 2004 and 2005.


                                                  Sales Volumes                              Average Realised Prices
                                                (thousand tonnes)                                  (RMB/tonne)
                                         Six-month periods                               Six-month periods
                                           ended June 30         Changes                ended June 30            Changes
                                        2005          2004           (%)            2005            2004             (%)

Basic organic chemicals                4,454         3,507          27.0           4,885           3,593            36.0
----------------------------------------------------------------------------------------------------------------------------
Synthetic fiber monomer and polymer    1,420         1,371           3.6           9,018           7,376            22.3
----------------------------------------------------------------------------------------------------------------------------
Synthetic resin                        2,899         2,667           8.7           9,144           7,337            24.6
----------------------------------------------------------------------------------------------------------------------------
Synthetic fiber                          784           878         (10.7)         11,499          10,300            11.6
----------------------------------------------------------------------------------------------------------------------------
Synthetic rubber                         303           299           1.3          12,393           9,301            33.2
----------------------------------------------------------------------------------------------------------------------------
Chemical fertilizer                    1,005         1,314         (23.5)          1,463           1,326            10.3
----------------------------------------------------------------------------------------------------------------------------

    In the first half of 2005, operating expenses of the Chemicals Segment were RMB 75.2 billion, up by 27% over the first half of 2004. This was primarily due to the increase in the price of feedstock and the significant increase in the Segment's production, the expenses for various raw materials and ancillary materials, other variable expenses and fixed costs increased accordingly. Of which:

    o The purchasing costs for raw materials, operating supplies and other related expenses increased by approximately RMB 16.8 billion compared with that in the first half of 2004 due to the increase in the consumption of raw materials and ancillary materials and the increase in their unit prices.

    o Provision for the impairment losses on assets was RMB 0.4 billion, down by RMB 1.3 billion compared with that in the first half of 2004.

    In the first half of 2005, operating profit for chemical segment was RMB
    10.8 billion, up by 80.1% over the first half of 2004. The percentage of operating profit of the Chemicals Segment in the Company's total operating profit increased from 21.0% in the first half of 2004 to 32.1% in the first half of 2005, representing an increase of 11.1 percentage points.

(5) Corporate and Others
    The business activities of Corporate and Others mainly consist of import and export business activities of the subsidiaries, research and development activities of the Company, and managerial activities of its headquarters.

    In the first half of 2005, the operating revenues generated from corporate and others was RMB 53.5 billion, up by 45.3% over the first half of 2004. The increase was largely because China Petrochemical International Company Limited and its subsidiaries increased their trading volume in importing and exporting of crude oil and refined oil products and other business transactions.

    In the first half of 2005, the operating expenses were RMB 53.8 billion, up by 42.8% over the first half of 2004. This increase was mainly due to the increase in the purchasing costs of China Petrochemical International Company Limited and its subsidiaries associated with the increase in operating revenue.

    In the first half of 2005, the operating losses were RMB 0.3 billion , representing an decrease in losses by RMB 0.5 billion compared with that in the first half of 2004.

3   ASSETS, LIABILITIES, EQUITY, AND CASH FLOW

(1) Assets, liabilities and equity


                                                            Units: RMB millions

                                   At 30 June    At 31 December
                                         2005              2004        Changes

       Current assets                 139,104           120,271         18,833
       -------------------------------------------------------------------------
       Non-current assets             370,276           354,323         15,953
       -------------------------------------------------------------------------
    Total assets                      509,380           474,594         34,786
--------------------------------------------------------------------------------
       Current liabilities            154,084           146,277          7,807
       -------------------------------------------------------------------------
       Non-current liabilities        120,520           104,231         16,289
       -------------------------------------------------------------------------
    Total liabilities                 274,604           250,508         24,096
--------------------------------------------------------------------------------
    Total equity attributable to
    equity holders of the parent      205,757           193,040         12,717
--------------------------------------------------------------------------------
       Share capital                   86,702            86,702             --
       -------------------------------------------------------------------------
       Reserves                       119,055           106,338         12,717
       -------------------------------------------------------------------------
    Minority interests                 29,019            31,046         (2,027)
--------------------------------------------------------------------------------
    Total equity                      234,776           224,086         10,690
--------------------------------------------------------------------------------

    At 30 June 2005, the Company's total assets were RMB 509.38 billion, up by RMB 34.786 billion compared with that at the end of 2004, of which:

    o Current assets were RMB 139.104 billion, up by RMB 18.833 billion compared with that at the end of 2004. The change was mainly due to the increase in inventories by RMB 15.104 billion during the first half of 2005, of which, crude oil and other feedstock increased by RMB 12.532 billion, the work in progress and finished products increased by RMB
        1.701 billion. In the first half of 2005, with significant increase in the income from principal operations, accounts receivable and bills receivable increased by RMB 6.035 billion, prepaid expenses and other current assets increased by RMB 652 million. The Company also further reinforced the centralised fund management and as a result cash and cash equivalents and time deposits decreased by RMB 2.958 billion.

    o   The Company's non-current assets were RMB 370.276 billion, up by RMB
        15.953 billion compared with that at the end of 2004. The change was primarily attributable to the additions of property, plant and equipment and construction in progress of RMB 15.368 billion according to the annual investment plan.

    At 30 June 2005, the Company's total liabilities were RMB 274.604 billion, up by RMB 24.096 billion compared with that at the end of 2004, of which:

    o Current liabilities were RMB 154.084 billion, up by RMB 7.807 billion compared with that at the end of 2004. Such increases was mainly due to the increase in accounts payable and bills payable by RMB 6.456 billion.

    o Non-current liabilities were RMB 120.520 billion, up by RMB 16.289 billion compared with that at the end of 2004. This was mainly due to the increase in long-term loans as a result of the implementation of the investment projects.

    At 30 June 2005, the Company's total equity attributable to equity holders of the parent was RMB 205.757 billion, up by RMB 12.717 billion compared with that at the end of 2004, which was due to the increase of reserves.

(2) Cash flow
    In the first half of 2005, cash and cash equivalents decreased by a net amount of RMB 2.765 billion from RMB 16.381 billion as at 31 December 2004 to RMB 13.616 billion as at 30 June 2005.

    The following table lists the major items in the consolidated cash flow statements of the Company for the first half of 2005 and the first half of 2004.

                                                                 Units: RMB millions

                                                       Six-month period
                                                         ended June 30
 Major items of cash flows                             2005         2004    Changes

Net cash inflow from operating activities            21,082       20,698        384
--------------------------------------------------------------------------------------
Net cash used in investing activities               (31,400)     (31,050)      (350)
--------------------------------------------------------------------------------------
Net cash inflow from financing activities             7,553        9,500     (1,947)
--------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents            (2,765)        (852)    (1,913)
--------------------------------------------------------------------------------------

    Net cash inflow from operating activities was RMB 21.082 billion

    Major sources: In the first half of 2005, profit before taxation was RMB
    31.714 billion, deducted by cash outflow of income tax of RMB 12.424 billion, and adjusted for operating expenses items that have no cash flow effect : depreciation, depletion and amortization of RMB 15.155 billion; impairment losses on long-lived assets of RMB 397 million and the dry holes costs of RMB 1.325 billion, amounting to a total of RMB 36.167 billion.

    After deducting the cash outflow caused by the increase in inventory, including crude oil, by RMB 14.957 billion and the cash outflow from changes in operating receivables and payables of RMB 128 million, the net cash inflow from operating activities was RMB 21.082 billion.

    Net cash used in investing activities was RMB 31.4 billion, which was mainly used for:

    o    The Company's capital expenditure of RMB 25.368 billion;

    o The jointly controlled entities' capital expenditure of RMB 1.896 billion;

    o   Acquisition of a subsidiary's minority interests of RMB 4.088 billion;

    Net cash inflow from financing activities was RMB 7.553 billion. This was mainly derived from bank loans.

(3) Contingent liabilities
    At 30 June 2005, the amount of guarantees provided by the Company in respect of banking facilities granted to associates amounted to approximately RMB 109 million.

4   CAPITAL EXPENDITURE
    Please refer to "Capital Expenditure"
    in the section headed "Business Review and Prospects".

5 ANALYSIS OF FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING RULES AND REGULATIONS

    (1) The major differences between the Company's financial statements prepared under the PRC Accounting Rules and Regulations and IFRS are set out in Section C of the financial statements of the Company on page 106 to page 107 of this report.

    (2) The following table sets forth each of its segments' income from principal operations, cost of sales, sales taxes and surcharges and profit from principal operations, as prepared under the PRC Accounting Rules and Regulations:


                                                                      Six-month period ended June 30
                                                                             2005                2004
                                                                     RMB millions        RMB millions

Income from principal operations
---------------------------------------------------------------------------------------------------------
    Exploration and Production Segment                                     44,396              33,692
    -----------------------------------------------------------------------------------------------------
    Refining Segment                                                      209,118             158,890
    -----------------------------------------------------------------------------------------------------
    Marketing and Distribution Segment                                    208,083             157,873
    -----------------------------------------------------------------------------------------------------
    Chemicals Segment                                                      83,066              55,740
    -----------------------------------------------------------------------------------------------------
    Others                                                                 53,248              35,108
    -----------------------------------------------------------------------------------------------------
    Elimination of inter-segment sales                                   (238,663)           (175,594)
    -----------------------------------------------------------------------------------------------------
    Consolidated income from principal operations                         359,248             265,709
    -----------------------------------------------------------------------------------------------------
Cost of sales, sales taxes and surcharges
---------------------------------------------------------------------------------------------------------
    Exploration and Production Segment                                     17,920              16,165
    -----------------------------------------------------------------------------------------------------
    Refining Segment                                                      208,147             151,772
    -----------------------------------------------------------------------------------------------------
    Marketing and Distribution Segment                                    190,761             138,914
    -----------------------------------------------------------------------------------------------------
    Chemicals Segment                                                      68,283              45,685
    -----------------------------------------------------------------------------------------------------
    Others                                                                 52,619              34,769
    -----------------------------------------------------------------------------------------------------
    Elimination of the cost of inter-segment sales                       (236,345)           (173,431)
    -----------------------------------------------------------------------------------------------------
    Consolidated cost of sales, sales taxes and surcharges                301,385             213,874
    -----------------------------------------------------------------------------------------------------
Profit from principal operations
---------------------------------------------------------------------------------------------------------
    Exploration and Production Segment                                     23,738              15,568
    -----------------------------------------------------------------------------------------------------
    Refining Segment                                                        1,391               6,914
    -----------------------------------------------------------------------------------------------------
    Marketing and Distribution Segment                                     17,322              18,959
    -----------------------------------------------------------------------------------------------------
    Chemicals Segment                                                      14,783              10,055
    -----------------------------------------------------------------------------------------------------
    Others                                                                    629                 339
    -----------------------------------------------------------------------------------------------------
    Consolidated profit from principal operations                          57,863              51,835
    -----------------------------------------------------------------------------------------------------
Consolidated net profit                                                    18,044              15,039
---------------------------------------------------------------------------------------------------------

    Profit from principal operations: In the first half of 2005, the profit from principal operations realized by the Company was RMB 57.863 billion, up by RMB 6.028 billion, representing an increase of 11.63% over the first half of 2004. This increase was mainly due to the increase in prices of crude oil and petrochemical products during the first half of 2005. The Company captured market opportunities, expanded the production volume and sales, rationalised marketing structure and improved its operating efficiency.

    Net profit: In the first half of 2005, the Company's realised net profit was RMB 18.044 billion, up by RMB 3.005 billion, representing an increase of 19.98% over the first half of 2004. This was mainly due to the increase in profit from principal operations.

    (3) Financial data prepared in accordance with the PRC Accounting Rules and
        Regulations:

                                                At June 30    At December 31
                                                      2005              2004
                                              RMB millions      RMB millions

 Total assets                                      492,986           460,081
-------------------------------------------------------------------------------
 Long-term liabilities                             114,491            98,407
-------------------------------------------------------------------------------
 Shareholders' funds                               197,571           186,350
-------------------------------------------------------------------------------

    Analysis of changes

    Total assets: At 30 June 2005, the Company's total assets were RMB 492.986 billion, up by RMB 32.905 billion compared with that at the end of 2004, representing an increase of 7.15%. Current assets were RMB 135.315 billion, up by RMB 18.259 billion compared with that at the end of 2004. The change was mainly due to the increase in the Company's inventory by RMB 14.549 billion, of which the increase in crude oil and other feedstock amounted to RMB 12.531 billion and the work in progress and finished products amounted to RMB 1.701 billion, the increase in accounts receivable, bills receivable and advance payments by RMB 7.448 billion, which was mainly due to the significant increase in sales revenue compared with that in the first half of 2004. During the first half of 2005, the Company further reduced working capital occupied, and as a result, cash at bank and in hand decreased by RMB 2.958 billion and other receivables decreased by RMB 780 million. Non-current assets were RMB 357.671 billion, increased by RMB 14.646 billion compared with that at the end of 2004. This was mainly due to the additions of RMB 15.4 billion of fixed assets and construction in progress according to the annual investment plan.

    Long-term liabilities: At 30 June 2005, the Company's long-term liabilities were RMB 114.491 billion, up by RMB 16.084 billion compared with that at the end of 2004, representing an increase by 16.34%. This was mainly due to the increase in long-term loans.

    Shareholders' funds: At 30 June 2005, the shareholders' funds of the Company were RMB 197.571 billion, up by RMB 11.221 billion compared with that at the end of 2004, representing an increase of 6.02%.


6 SIGNIFICANT DIFFERENCES BETWEEN THE FINANCIAL STATEMENTS PREPARED UNDER IFRS AND US GAAP

    The significant differences between the Company's financial statements prepared under IFRS and US GAAP are set out in Section D of the financial statements of the Company on page 108 to page 109 of this report.

SIGNIFICANT EVENTS

1   CORPORATE GOVERNANCE

    During the first half of 2005, Sinopec Corp. has further strengthened its corporate governance. Pursuant to the relevant domestic and overseas regulatory requirements, the Company revised and improved the "Working Rules and Procedures of Audit Committee of the Board of Directors", and responsively adjusted the composition of the audit committee to the Board of the Directors. The Company has fully implemented its internal control system and carried out inspection thereof. As a result, internal supervision and control of the Company was improved. In accordance with the requirements of China Securities Regulatory Commission ("CSRC"), the Company implemented procedures to monitor the use of proceeds from issuance of shares, guarantees and the use of funds by connected parties, and put forward remedies for the problems discovered during the inspection.

    During the same period, the company further improved quality of disclosure of information and strengthened investor relations.

    During the first half of 2005, Sinopec Corp. considered the "Code on Corporate Governance Practice" issued by The Stock Exchange of Hong Kong Limited ("the Hong Kong Stock Exchange") and compiled relevant training materials for the directors, supervisors and other members of the senior management.

    The "Rules of Securities Transactions by Corporate Employees" was prepared by the Company taking into account the circumstances of the Company. Save as the above, the Company is not aware of any breach of the "Code on Corporate Governance Practice".

2   DIVIDEND DISTRIBUTION FOR THE
    YEAR ENDED 31 DECEMBER 2004
    AND INTERIM DIVIDEND DISTRIBUTION PLAN FOR THE PERIOD
    ENDED 30 JUNE 2005

    (1) Dividend distribution for the year ended 31 December 2004

        As approved at the Annual General Meeting of Sinopec Corp. for the Year 2004, a final cash dividend of RMB 0.08 (inclusive of tax) per share for the year ended 31 December 2004 was distributed, which amounted to an aggregate of RMB 6.936 billion. Shareholders whose names appeared on the register of members of Sinopec Corp. on 3 June 2005 had already received the final dividend on 27 June 2005.

        For the Year 2004, the annual cash dividend of RMB 0.12 (inclusive of tax) per share was distributed and the total cash dividend amounted to RMB 10.404 billion.

    (2) Interim dividend distribution plan
        for the six-month period ended 30 June 2005
        According to the provisions of the Articles of Association of Sinopec Corp., the Board approved the Interim Dividend Distribution Plan for the period ended 30 June 2005 at the nineteenth meeting of the Second Session of the Board of Directors. An interim cash dividend of RMB 0.04 (inclusive of tax) per share will be distributed, based on the total number of shares of 86,702.439 million as at 30 June 2005. The total cash dividend amounts to approximately RMB 3.468 billion.

        The interim dividend will be distributed on or before Friday, 30 September 2005 to the shareholders whose names appear on the register of members of Sinopec Corp. on Tuesday, 20 September 2005.

        To be entitled to the interim dividend, holders of H shares shall lodge their share certificate(s) and transfer documents with Hong Kong Registrars Limited at Shops 1712-1716, 17/F., Hopewell Center, 183 Queen's Road East, Wanchai, Hong Kong for registration of transfer, no later than 4:00pm on Tuesday, 13 September 2005. The register of members of the H shares of Sinopec Corp. will be closed from Wednesday, 14 September 2005 to Tuesday, 20 September 2005 (both dates inclusive).

        Dividends will be denominated and declared in Renminbi. Dividends for domestic shares will be paid in Renminbi and dividends for foreign shares will be paid in Hong Kong dollars. The exchange rate for dividends to be paid in Hong Kong dollars is the mean of the average rate of Hong Kong dollar to Renminbi published by the People's Bank of China during the calendar week (from 15 August 2005 to 19 August 2005) prior to the date of declaration of dividends, being Friday, 26 August 2005.

3 THE COMPANY HAS NOT BEEN INVOLVED IN ANY MATERIAL LITIGATIONS AND ARBITRATIONS DURING THE REPORTING PERIOD

4   CONNECTED TRANSACTIONS

    (1) Connected transactions entered into by the Company during the reporting period

        During the reporting period, the aggregate amount of connected transactions incurred between the Company and the connected parties was RMB 72.495 billion, of which, incoming trade amounted to RMB 35.469 billion, and outgoing trade amounted to RMB 37.026 billion (including RMB 36.976 billion of sales of products and services). Details of the connected transactions incurred during the reporting period are set out in the notes to the financial statements contained in this report.

        All connected transactions incurred during the reporting period have been carried out in compliance with its respective agreements as published in the relevant announcements.

The following table shows the principal operations categorised by business segments and the details of the connected transactions, including income from principal operations and cost of sales for each business segment which are extracted from the Company's financial statements prepared under the PRC Accounting Rules and Regulations:

                                                                           Increase/decrease
                                                                                   of income Increase/decrease
                                                                              from principal           of cost
                                                                                  operations          of sales   Increase/decrease
                                                                                 compared to       compared to   of gross profit
                                 Income from                                        the same          the same   ratio compared to
 Categorised by                    principal                    Gross profit       period of         period of   the same period
 business segments                operations   Cost of sales          ratio*  preceding year    preceding year   of preceding year
                               (RMB millions)  (RMB millions)            (%)             (%)             (%)    (percentage point)

Exploration and production            44,396          17,215           53.47           31.77           10.54            7.26
-----------------------------------------------------------------------------------------------------------------------------------
Refining                             209,118         201,315            0.67           31.61           38.69           (3.68)
-----------------------------------------------------------------------------------------------------------------------------------
Chemicals                             83,066          67,905           17.80           49.02           49.58           (0.24)
-----------------------------------------------------------------------------------------------------------------------------------
Marketing and distribution           208,083         190,487            8.33           31.80           37.40           (3.68)
-----------------------------------------------------------------------------------------------------------------------------------
Others                                53,248          52,604            1.18           51.67           51.32            0.21
-----------------------------------------------------------------------------------------------------------------------------------
Elimination of inter-segment sales  (238,663)       (236,345)             --              --              --              --
-----------------------------------------------------------------------------------------------------------------------------------
Total                                359,248         293,181           16.11           35.20           42.25           (3.40)
-----------------------------------------------------------------------------------------------------------------------------------
Of which: connected transactions      31,795          28,777            9.07           44.52           47.39           (1.39)
-----------------------------------------------------------------------------------------------------------------------------------
Pricing policy for            (1)  Government-prescribed prices and government-guided prices are adopted for products or items
connected transactions             if such prices are available;
                              (2)  Where there is no government-prescribed price or government-guided price for products or items, the market price (inclusive of bidding price) will apply;
                              (3)  Where none of the above is applicable, the price will be decided based on the reasonable cost incurred plus sales taxes and  reasonable  profit.  Reasonable cost means the average production cost of products by the same type of enterprises within  regions with proximity using the same kind of raw materials. Reasonable profit means profit margin of not more than
                                    6% of the cost incurred based on the current interest rate level set by the government.
-----------------------------------------------------------------------------------------------------------------------------------

Of which:  during the reporting period, the total amount of connected transactions of the products sold and the services provided by the Company to Sinopec Group was RMB 22,090 million.

*   Gross profit ratio = profit from principal operations/income from principal operations

5   ACQUISITIONS, DISPOSALS AND REORGANISATIONS OF ASSETS

    (1)  Acquisitions or purchases of assets

                                                            Net profit/(loss)
                                                                  contributed           Whether it
                                                               to the Company        constituted a                       Whether
                                                                   during the            connected                       related
    The other party                                               period from          transaction        Whether      debts and
    to the transaction                                       the purchase day             (if yes,     the assets    liabilities
    and the assets        Date of            Transaction        to the end of          explain the       has been      have been
    acquired or invested  purchase                 price   the reporting period  pricing principle)   transferred    transferred

    Acquisition of        21 Jan 2005    RMB 124 million     RMB(5.94) million           No              No              No
    10.5% of the shares
    in Qingdao Qirun
    held by Hong Kong
    Huarun
-------------------------------------------------------------------------------------------------------------------------------


    (2)  Sales or disposals of assets

    There was no major sales or disposals of assets during the reporting period.


6   DELISTING OF BEIJING YANHUA
    Sinopec Corp. privatised Beijing Yanhua Petrochemical Company Limited ("Beijing Yanhua") by way of merger by absorption through Beijing Feitian Petrochemical Company Limited ("Beijing Feitian"), a wholly-owned subsidiary of Sinopec Corp., established for the purpose of such merger. Pursuant to the agreement entered into between Beijing Feitian and Beijing Yanhua on 29 December 2004, Beijing Feitian purchased the listed shares of Beijing Yanhua from shareholders at a price of HK$ 3.80 per share in cash. The total consideration amounted to approximately HK$ 3.846 billion. Beijing Yuanhua was delisted on 11 May 2005. Please refer to Sinopec Corp.'s announcement published in China Securities, Shanghai Securities and Securities Times in Mainland China and South China Morning Post and Hong Kong Economic Times in Hong Kong on 30 December 2004 and 7 March 2005 for details.

7   SIGNIFICANT TRUSTEESHIP, CONTRACT AND LEASE
    During this reporting period, Sinopec Corp. did not have any significant trusteeship, sub-contract or lease of any other company's assets, nor placed its assets to or under any other company's trusteeship, sub-contract or lease which were required to be disclosed.

8 DURING THIS REPORTING PERIOD, SINOPEC CORP. DID NOT ENTRUST ANY OTHER PARTY TO CARRY OUT CASH ASSETS MANAGEMENT

9   SIGNIFICANT GUARANTEES (1)
    Guarantees provided by Sinopec Corp. (excluding the guarantees provided for its controlling subsidiaries)

                                      Date of
                                      occurrence                                                                         Whether
                                      (date of        Amount                                                 Whether         for
Obligors                              execution of       RMB                                              discharged   connected
                                      agreement)    millions    Type                          Term            or not       party
Shanghai Secco Petrochemical
  Co., Ltd.                            9 Feb. 2002     2,930    Joint and several liability   9 Feb. 2002-
                                                                                              20 Dec. 2021       No        Yes
-----------------------------------------------------------------------------------------------------------------------------------
Shanghai Secco Petrochemical
  Co., Ltd.                            9 Feb. 2002     4,062    Joint and several liability   9 Feb. 2002-
                                                                                              20 Dec. 2013       No        Yes
-----------------------------------------------------------------------------------------------------------------------------------
BASF-YPC Co., Ltd.                     7 Mar. 2003     4,680    Joint and several liability   7 Mar. 2003-
                                                                                              31 Dec. 2008       No        Yes
-----------------------------------------------------------------------------------------------------------------------------------
Yueyang Sinopec Shell Coal
 Gasification Co., Ltd.                10 Dec. 2003      377    Joint and several liability   10 Dec.2003-
                                                                                              10 Dec. 2017       No        Yes
-----------------------------------------------------------------------------------------------------------------------------------
Fujian Zhangzhao Expressway
 service Company Limited               21 Jan 2003        10    Joint and several liability   21 Jan.2003-
                                                                                              31 Oct. 2007       No        Yes
-----------------------------------------------------------------------------------------------------------------------------------
External guarantees of Sinopec
  Shanghai Petrochemical
  Co.,Ltd. (2)                         N/A               44
-----------------------------------------------------------------------------------------------------------------------------------
External guarantees of Sinopec
  Zhenhai Refining and
  Chemical Co.,Ltd. (2)                N/A               14
-----------------------------------------------------------------------------------------------------------------------------------
Total amount of guarantee provided
  during the reporting period          None
-----------------------------------------------------------------------------------------------------------------------------------
Total amount of guarantee outstanding
 at the end of the reporting period                                                                            RMB 12,117 million
-----------------------------------------------------------------------------------------------------------------------------------

GUARANTEES PROVIDED BY SINOPEC CORP. FOR ITS CONTROLLING SUBSIDIARIES
-----------------------------------------------------------------------------------------------------------------------------------
Total amount of guarantee provided for its
   controlling subsidiaries during the reporting period                                                                      None
-----------------------------------------------------------------------------------------------------------------------------------
Total amount of guarantee for its controlling subsidiaries
   outstanding at the end of the reporting period                                                               RMB 2,617 million
-----------------------------------------------------------------------------------------------------------------------------------

TOTAL AMOUNT OF GUARANTEE PROVIDED BY SINOPEC CORP. (including those provided for its controlling subsidiaries)
-----------------------------------------------------------------------------------------------------------------------------------
Total amount of guarantee (3)                                                                                  RMB 14,734 million
-----------------------------------------------------------------------------------------------------------------------------------
Total amount of guarantee as a percentage
   of the Sinopec Corp. net assets                                                                                           7.5%
-----------------------------------------------------------------------------------------------------------------------------------

GUARANTEES NOT IN COMPLIANCE WITH THE REQUIREMENTS OF ZHENG JIAN FA [2003] NO. 56 (4)
-----------------------------------------------------------------------------------------------------------------------------------
Amount of guarantee provided for the holding  shareholder or the other connected parties in  which less than 50% (excluding 50%)
  shares are owned by Sinopec Corp. (5)                                                                            RMB 24 million
-----------------------------------------------------------------------------------------------------------------------------------
Amount of debt guarantee provided for the companies with
  liabilities to assets ratio of over 70% (5)                                                                     RMB 170 million
-----------------------------------------------------------------------------------------------------------------------------------
Whether the total guaranteed amount is over 50% of the net assets (5)                                                          No
-----------------------------------------------------------------------------------------------------------------------------------
Total amount of guarantee not in compliance with the
  requirements of Zheng Jian Fa [2003] No. 56 (5)                                                                 RMB 194 million
-----------------------------------------------------------------------------------------------------------------------------------

Note 1:  All the guarantees listed above followed the specified review procedures.

Note 2:  This represents the sum of the external guarantees provided by the controlling  subsidiaries of Sinopec Corp. in the reporting period multiplied by the respective shareholdings held by Sinopec Corp. in the subsidiaries.

Note 3:  Total amount of guarantee is the aggregate amount of guarantee outstanding (excluding the guarantee to  controlling subsidiaries) plus total amount of guarantee outstanding provided to its controlling subsidiaries at the end of the reporting period.


Note 4:  It refers to the Notice on Certain Issues Relating to Regulating Fund Transfers between a Listed Company and Connected
         Parties and the External Guarantees of Listed Company (Zheng Jian Fa [2003] No.56) jointly issued by CSRC and State
         Assets Supervision and Administration Commission (SASAC) in August, 2003.

Note 5:  Pursuant to the provisions in the "Disclosure Format Guideline for the Summary of Interim Report" issued by the
         Shanghai Stock Exchange in 2005, the relevant amounts are as follow:

         1. The amount of the guarantees provided by Sinopec Corp.
            not in compliance with the requirements of Zheng Jian Fa [2003] No. 56; and

         2. The amount of the guarantees provided by controlling subsidiaries of Sinopec Corp.
            not in compliance with the requirements of Zheng Jian Fa [2003] No. 56 multiplied by the respective shareholdings held by Sinopec Corp.

Material Items of Guarantees under Performance
At the fourteenth meeting of the First Session of the Board of Directors of Sinopec Corp., the Board approved Sinopec Corp. to provide conditional guarantee in both domestic and foreign currencies for the Shanghai Secco project loan, and the amount of guarantee was RMB 6.992 billion. For further details, please refer to Sinopec Corp.'s announcement published in China Securities, Shanghai Securities and Securities Times in Mainland China on 2 April 2002 and the results announcement for the year 2001 published in South China Morning Post and Hong Kong Economic Times in Hong Kong.

At the fourteenth meeting of the First Session of the Board of Directors of Sinopec Corp., the Board approved the proposal regarding Sinopec Corp.'s provision of guarantee for the BASF-YPC projects. On 7 March 2003, Sinopec Corp. entered into guarantee agreements for the completion of construction of the BASF-YPC project with domestic and foreign banks, whereby it guaranteed 40% of a domestic and foreign currencies denominated loan equivalent to approximately RMB 11.7 billion provided by such banks to BASF-YPC Co., Ltd. for completion of construction.

At the twenty-second meeting of the First Session of the Board of Directors of Sinopec Corp., the Board approved the proposal regarding Sinopec Corp.'s provision of equity pledge for the BASF-YPC project loan on the condition that BASF should provide equity pledge on the same terms. On 12 August 2004, Sinopec Corp. officially entered into the relevant equity pledge agreement.

At the twenty-second meeting of the First Session of the Board of Directors of Sinopec Corp., the Board also approved the proposal regarding Sinopec Corp.'s provision of guarantee for Yueyang Sinopec Shell Coal Gasification Co., Ltd. with an amount of RMB 377 million.

At the thirteenth meeting of the Second Session of the Board of Directors of Sinopec Corp, the Board approved the provision of a credit line guarantee equivalent to RMB 2.483 billion to China International United Petroleum & Chemical Co., Ltd..

Specific explanations and independent opinions on the external guarantees presented by the independent directors
As independent directors of Sinopec Corp., we have carefully reviewed the external guarantees of Sinopec Corp. The explanations on Sinopec Corp.'s accumulative and current external guarantees for the first half of 2005 (ended 30 June 2005) are as follows:

In the first half of 2005, no new external guarantees were provided by Sinopec Corp. The outstanding amount of accumulative external guarantees was approximately RMB 14.734 billion, decreased by approximately RMB 65 million compared with that at the end of 2004, and the total amount of guarantees accounted for 7.5% of the net assets of the Company. The total amount of the guarantees (including the related amount of external guarantees provided by controlling subsidiaries calculated with reference to respective shareholdings) not in compliance with the requirements of Zheng Jian Fa [2003] No. 56 was approximately RMB 194 million, of which, the amount of guarantees provided by the Company not in compliance with the requirements of Zheng Jian Fa [2003] No. 56 was RMB 145 million.

Information related to the external guarantees incurred in or before 2004 had been disclosed in details in Sinopec Corp.'s 2004 Annual Report.

We present our independent opinions
as follows:

Sinopec Corp. has carried out self-inspection on the accumulative and current external guarantees incurred in the first half of 2005 and has taken steps to eliminate them. The result shows that there was no new external guarantees incurred in the first half year of 2005 and the amount of accumulative guarantees decreased approximately by RMB 65 million compared with that at the end of 2004. The amount of guarantees provided by the Company not in compliance with Zheng Jian Fa [2003] No. 56 decreased by RMB 38 million compared with that at the end of 2004.

Sinopec Corp. shall, in accordance with the laws and regulations of the PRC and the Articles of Association and other internal rules and regulations, further reinforce the risk management of external guarantees, and decrease those guarantees that are not in compliance with the requirements under Zheng Jian Fa [2003] No. 56.


10  PROVISION OF FUND TO AND FUND PROVIDED BY CONNECTED PARTIES
                                                                                                           Unit: RMB millions

                                                                        Provision of                 Funds provided
                                                                          funds to                 by connected party
    Connected party                Relationship                        connected party               to the Company
                                                              Net occurrence        Balance    Net occurrence        Balance

    Sinopec Group                  Controlling shareholder            (2,103)         4,032                34          9,713
                                   and its controlled
                                   legal persons
-------------------------------------------------------------------------------------------------------------------------------
    Other connected parties        Associates                            248            556                --             --
-------------------------------------------------------------------------------------------------------------------------------
    Total                                                             (1,855)         4,588                34          9,713
-------------------------------------------------------------------------------------------------------------------------------


11  SUMMARY OF THE USE OF FUNDS BY THE CONTROLLING SHAREHOLDER AND OTHER CONNECTED PARTIES FOR THE
    FIRST HALF OF 2005
                                                                                                              Unit: RMB millions

    Nature of            Name of                                             Opening       Increase      Decrease         Ending
    the use of           connected                          Account       balance of         during        during     balance of
    funds                parties          Relationship      caption       the period     the period    the period     the period

    Borrowings             --               --               --                   --             --            --             --
--------------------------------------------------------------------------------------------------------------------------------
    Entrusted loans        BASF-YPC Styrene Other connected  Long-term            60             66            24            102
                           Co., Ltd.        parties          investment
--------------------------------------------------------------------------------------------------------------------------------
    Entrusted investment   --                --                --                 --             --            --             --
--------------------------------------------------------------------------------------------------------------------------------
    Issuing commercial     --                --                --                 --             --            --             --
    bills without
    genuine business
    transaction
--------------------------------------------------------------------------------------------------------------------------------
    Repay debt on behalf
      of other entities    --                --                --                 --             --            --             --
--------------------------------------------------------------------------------------------------------------------------------
    Accounts receivable    Sinopec Group    Controlling      Other             2,502             --           500          2,002
      and other            Company          shareholder      receivables
      receivables aged
      over one year as
      at 30 June 2005
                           Fellow subsid-   Other            Other receiv-     1,696            120         1,348            468
                           iaries con-      connected        ables/accounts
                           trolled by       parties          receivable
                           Sinopec Group
                           Company/other
                           connected
                           companies
--------------------------------------------------------------------------------------------------------------------------------
    Total                                                                      4,258            186         1,872          2,572
--------------------------------------------------------------------------------------------------------------------------------

12 PERFORMANCE OF THE COMMITMENTS BY SINOPEC CORP. AND ITS SHAREHOLDER HOLDING 5% OR MORE OF THE TOTAL ISSUED SHARE CAPITAL, NAMELY, SINOPEC GROUP COMPANY

      (1) As at the end of the reporting period, the undertakings made by Sinopec Corp. include:

            (a) Carrying out the reorganisation of its three wholly-owned subsidiaries, namely, Sinopec Shengli Oilfield Company Limited, Sinopec Sales Company Limited and Sinopec International Company Limited, in accordance with the PRC Company Law within a specified period of time;

            (b) Changing the logo currently used at the petrol stations within a specified period of time;

            (c) Setting up separate office buildings between Sinopec Group Company and Sinopec Corp. within a specified period of time; and

            (d) Complying with the relevant applicable provisions and rules of the Hong Kong Stock Exchange regarding the waiver of connected transactions.

    (2) As at the end of the reporting period, the major undertakings given by Sinopec Group Company include:

            (a) Complying with the agreements concerning connected transactions;

            (b) Solving the issues arising from the land use rights certificates and property ownership rights certificates within a specified period of time;

            (c) Implementing the Reorganisation Agreement (defined in the Prospectus for the Issuance of H Shares);

            (d)   Granting licenses for intellectual property rights;

            (e)   Avoiding competition within the industry; and

            (f) Giving up the business competition and conflict of interests with Sinopec Corp.

            Details of the above commitments were included in the prospectus for the issuance of A shares published by Sinopec Corp. in China Securities, Shanghai Securities, and Securities Times on 22 June 2001. During the period of the report, Sinopec Corp. did not breach and was not aware of itself or the above-mentioned principal shareholders having breached the commitments.

13    USE OF PROCEEDS FROM ISSUANCE OF A SHARE
      The proceeds from the issuance of A shares of Sinopec Corp. amounted to RMB 11.816 billion. After deducting the issuance expenses, the net proceeds from the issuance of A shares amounted to RMB 11.648 billion. In the year of 2001, RMB 7.766 billion was used, of which, RMB 6.446 billion was used to acquire Sinopec National Star, RMB 50 million to cover the initial preparation cost of the southwest refined oil product pipeline project and RMB 1.27 billion to supplement Sinopec Corp.'s working capital. RMB 696 million was used in 2002, of which, RMB 46 million was used to cover the initial preparation cost of the southwest refined oil product pipeline project and RMB 650 million to build the Ningbo-Shanghai-Nanjing crude oil pipeline. During the year of 2003, RMB
      1.514 billion was used, of which, RMB 814 million was used for the construction of Ningbo-Shanghai-Nanjing crude oil pipeline, RMB 700 million for the construction of the southwest refined oil product pipeline project. RMB 1.061 billion was used for the southwest refining oil product pipeline project in 2004.

      During this reporting period, RMB 611 million was used for the southwest refining oil product pipeline project. As at 30 June 2005, the proceeds from the issuance of A shares had been completely used.

14    QINGDAO REFINING PROJECT
      On 22 June 2004, the Report of Feasibility Study on Qingdao Refining Project was approved by National Development and Reform Commission. The capacity of the refinery is expected to be 10 million tonnes per year. Sinopec Qingdao Refining and Chemical Company Limited ("Qingdao Refinery") was established in Qingdao on 18 November 2004. In June 2005, the ground breaking ceremony was held in Qiangdao, marking the commencement of the construction of the Qingdao Refinery.

15    ACQUISITION OF 40.5% OF THE SHARES IN QINGDAO QIRUN HELD BY HONG KONG
      HUARUN
      Qingdao Qirun Petrochemical Company Limited ("Qingdao Qirun") is a Sino-foreign joint venture established by Qingdao Petroleum Company, Qilu Petrochemical Company and Hong Kong Huarun Petrochemical (Group) Company Limited ("Hong Kong Huarun") on 27 April 1993. The parties contributed 21%, 38.5% and 40.5%, respectively, to the total registered capital of USD 27.38 million. Qingdao Qirun is mainly engaged in storing, transporting and transferring crude oil and refined oil product. Qingdao Qirun owns a 500,000 meters of crude/refined oil storage tanks, four pipelines linked to Qingdao oil terminal, railways connecting to the Jiaoji railway and road delivery and transport system for crude/refined oil product.

      To facilitate oil products storage and transportation for Qingdao Refining Project, Sinopec Corp. and Hong Kong Huarun entered into a share transfer agreement on 17 November 2004, pursuant to which Sinopec Corp. acquired 30% interest in Qingdao Qirun from Hong Kong Huarun. During the reporting period, Sinopec Corp. and Hong Kong Huarun entered into another share transfer agreement on 21 January 2005, pursuant to which Sinopec Corp. acquired the remaining 10.5% interest in Qingdao Qirun from Hong Kong Huarun. The consideration of such share transfer amounted to RMB 124 million.

16    BASF-YPC INTEGRATED PROJECT FORMALLY PUT INTO OPERATION
      On 28 June 2005, the 600,000
      tonnes per year ethylene project of
      BASF-YPC was officially put into commercial operation.

      BASF-YPC is a joint venture invested by Sinopec Corp. and its related parties, and BASF with the capital proportion of 50:50. The joint venture has nine production units, which collectively have production capacities of 600,000 tonnes per year of ethylene, 300,000 tonnes per year of ethylene glycol, 160,000 tonnes per year of acrylic acid, 215,000 tonnes per year of acrylic ester, 250,000 tonnes per year of C4-Oxo, 400,000 tonnes per year of polyethylene, 50,000 tonnes per year of formic acid, 36,000 tonnes per year of methylamine, 40,000 tonnes per year of dimethylformamide, 30,000 tonnes per year of propionic acid.

      In addition, BASF-YPC has a syngas unit, a self-suporting power plant and related utilities and ancillary facilities.

17 SHANGHAI SECCO 900,000 TONNES ETHYLENE PROJECT FORMALLY PUT INTO OPERATION On June 29 2005, the 900,000 tonnes per year ethylene project of Shanghai Secco was officially put into operation.

      Shanghai Secco is a joint venture invested by Sinopec Corp., Sinopec Shanghai Petrochemical Co.,Ltd. and BP with the investment proportion of 30:20:50. The said project consists of 8 major production facilities with production capacities of 900,000 tonnes per year of ethylene, 600,000 tonnes-per-year of polyethylene, 250,000 tonnes per year of polypropylene, 300,000 tonnes per year of polystyrene and etc.

18    COMMENCEMENT OF THE CONSTRUCTION OF FUJIAN
      REFINING AND ETHYLENE INTEGRATED JV PROJECT
      On 8 July 2005, the opening ceremony for the construction of Fujian Refining and Ethylene Integrated JV project was held in Quanzhou, Fujian Province, the world class integrated refining and chemical project officially entered into its construction stage. On the day of the ceremony, the three parties of the joint venture initialed cooperative documents including the Joint Venture Contract and the Articles of Association for Associate and agreed to submit the documents to the Ministry of Commerce.

      Fujian Refining and Ethylene Integrated JV project is a joint venture funded by Fujian Refinery Company Limited, Aramco Overseas Company BV, and ExxonMobil China Petroleum and Petrochemical Company Limited with the investment proportion of 50%, 25% and 25%, respectively. The project will increase the processing capacity of Fujian Refinery from current 4 million tonnes per year to 12 million tonnes per year and improve its sour crude oil processing capacity. The said project involves construction of new chemical facilities including a 800,000 tonnes per year ethylene cracker, 650,000 tonnes per year polyethylene unit, 400,000 tonnes per year polypropylene unit and a 1,000,000 tonnes per year aromatics unit.

      In addition, the said project involves the construction of auxiliary utilities and a 300,000 tonnes per year crude oil berth.

19    AUDITORS
      At the Annual General Meeting of Sinopec Corp. for the Year 2004 held on 18 May 2005, KPMG Huazhen and KPMG were reappointed as the domestic and international auditors of the Company for the year of 2005, respectively, and the Board of Directors was authorised to determine the remunerations for them. The audit fee accrued for the first half of 2005 was RMB 25 million. The financial statements for the first half of 2005 have been audited by KPMG Huazhen and KPMG. The signing certified public accountants of KPMG Huazhen are Wu Wei and Zhang Jingjing.

20    ISSUANCE AND LISTING OF CORPORATE BONDS
      On 8 March 2004, Sinopec Corp. successfully issued domestic 10-year term corporate bonds which amounted to RMB 3.5 billion with a fixed coupon rate of 4.61%. On 28 September 2004, the said corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to Sinopec Corp.'s announcement published in China Securities, Shanghai Securities, and Securities Times in Mainland China, and South China Morning Post and Hong Kong Economic Times in Hong Kong on 24 February 2004 and 28 September 2004. As of 31 December 2004, the outstanding principal balance of the said corporate bonds was RMB 3.5 billion. From 24 February 2005 to 23 March 2005, Sinopec Corp. has fully repaid the coupon interests for the first year.

21    ISSUANCE OF SHORT-TERM FINANCIAL PAPER
      At the eighteenth meeting of the second session of the Board of Directors of Sinopec Corp. held on 29 July 2005, the Board considered and approved the proposal concerning the issuance of short-term financial paper, and approved that the total amount of short-term financial paper to be issued by Sinopec Corp. should not exceed 10% of its net assets recorded in the latest audited consolidated balance sheet in accordance with the PRC accounting rules and regulations. The Board of Directors or more than two directors were unconditionally authorised to decide on the specified terms, regulations, conditions and related issues on the issuance of financial paper in accordance with the requirements of Sinopec Corp. and the market conditions. The Board approved the submission of the proposal to the first Extraordinary General Meeting on 19 September 2005 to be considered and approved. For further details, please refer to Sinopec Corp.'s announcement published in China Securities, Shanghai Securities, and Securities Times in Mainland China, and South China Morning Post and Hong Kong Economic Times in Hong Kong SAR on 1 August 2005.

22    APPLICATION OF THE MODEL CODE
      During this reporting period, no director has infringed the requirements set out under the Model Code for Securities Transactions by Directors of Listed Issuers, Appendix 10 to the Listing Rules stipulated by the Hong Kong Stock Exchange.

23    REPURCHASE, SALE AND REDEMPTION OF SHARES
      Apart from those as disclosed above, Sinopec Corp. or any of its subsidiaries, has not repurchased, sold or redeemed any securities of Sinopec Corp. or its subsidiaries during the reporting period.

24 INTERESTS OF DIRECTORS, SUPERVISORS AND OTHER MEMBERS OF THE SENIOR MANAGEMENT IN THE SHARE CAPITAL AND THEIR ENGAGEMENT OR DISMISSAL

      (1) Interests of Directors, Supervisors and Other Members of the Senior Management in the Share Capital As of 30 June 2005, none of the directors, supervisors or senior management of Sinopec Corp. had any interest in any shares of Sinopec Corp.

            As of 30 June 2005, none of the directors, supervisors or senior management or any of their respective associates had any interests and short positions in any shares, debentures or related shares of Sinopec Corp. or its associated corporations (as defined in Part XV of the Securities and Futures Ordinance) which were required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to Division 7 and 8 of Part XV of the Securities and Futures Ordinance or which were required pursuant to section 352 of the Securities and Futures Ordinance to be entered in the register referred to therein, or which were required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions Entered by Directors of Listed Companies as specified in the Listing Rules of The Stock Exchange of Hong Kong Limited (including those interests and short positions that are deemed to be such, or are regarded to be owned in accordance with the relative provisions under the Securities and Futures Ordinance).

      (2) The engagement or dismissal of Directors, Supervisors and Other Members of the Senior Management At the sixteenth meeting of the Second Session of the Board of Directors of Sinopec Corp., the Board approved the applications of Mr. Wang Jiming to resign as the President of Sinopec Corp. and Mr. Mou Shuling to resign as the Senior Vice President of Sinopec Corp. The Board of Directors also approved the appointment of Mr. Wang Tianpu as President of Sinopec Corp. and Mr. Zhang Jianhua and Mr. Wang Zhigang as Senior Vice President of Sinopec Corp., respectively.

25    OTHER SIGNIFICANT EVENTS
      During this reporting period, neither Sinopec Corp., the Board of Directors of Sinopec Corp., nor the directors were subject to any investigation from the CSRC, nor was there any administrative penalty or circular of criticism issued by the CSRC, the Securities and Futures Commission of Hong Kong and the Securities and Exchange Commission of the United States, nor any reprimand published by the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the New York Stock Exchange or the London Stock Exchange.

REPORT OF THE PRC AUDITORS

[KPMG Huazhen LOGO GRAPHIC OMITTED]

To the Shareholders of China Petroleum & Chemical Corporation:

We have audited the accompanying Company's consolidated balance sheet and balance sheet at 30 June 2005, and the consolidated income statement and profit appropriation statement, income statement and profit appropriation statement, consolidated cash flow statement and cash flow statement for the six-month period ended 30 June 2005. The preparation of these financial statements is the responsibility of the Company's management. Our responsibility is to express an audit opinion on these financial statements based on our audit.

We conducted our audit in accordance with China's Independent Auditing Standards of the Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement. An audit includes examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements, an assessment of the accounting policies used and significant estimates made by the Company's management in the preparation of the financial statements, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the above-mentioned financial statements comply with the requirements of the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the People's Republic of China and present fairly, in all material respects, the Company's consolidated financial position and financial position at 30 June 2005, and the consolidated results of operations, results of operations, consolidated cash flows and cash flows for the six-month period ended 30 June 2005.


KPMG Huazhen                                     Certified Public Accountants
                                                 Registered in the People's
                                                   Republic of China

8/F, Office Tower E2                             Wu Wei
Oriental Plaza                                   Zhang Jingjing
No.1, East Chang An Ave.
Beijing, The People's Republic of China          26 August 2005
Post Code: 100738


(A)  FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING RULES AND
     REGULATIONS CONSOLIDATED BALANCE SHEET
     at 30 June 2005

                                                                                                AT 30 JUNE    At 31 December
                                                                                 Note                 2005              2004
                                                                                              RMB millions      RMB millions

 Assets
-----------------------------------------------------------------------------------------------------------------------------------
 Current assets
    Cash at bank and in hand                                                       4                15,322            18,280
    -------------------------------------------------------------------------------------------------------------------------------
    Bills receivable                                                               5                 8,356             7,812
    -------------------------------------------------------------------------------------------------------------------------------
    Trade accounts receivable                                                      6                15,247             9,756
    -------------------------------------------------------------------------------------------------------------------------------
    Other receivables                                                              7                11,682            12,462
    -------------------------------------------------------------------------------------------------------------------------------
    Advance payments                                                               8                 6,241             4,828
    -------------------------------------------------------------------------------------------------------------------------------
    Inventories                                                                    9                78,467            63,918
-----------------------------------------------------------------------------------------------------------------------------------
 Total current assets                                                                              135,315           117,056
-----------------------------------------------------------------------------------------------------------------------------------
 Long-term equity investments (Including equity investment
    differences of RMB 572 million (2004: RMB 383 million))                       10                10,549            13,409
-----------------------------------------------------------------------------------------------------------------------------------
 Fixed assets
    Fixed assets, at cost                                                                          548,413           519,462
    -------------------------------------------------------------------------------------------------------------------------------
    Less: Accumulated depreciation                                                                 258,317           243,510
    -------------------------------------------------------------------------------------------------------------------------------
    Net book value of fixed assets before impairment losses                       11               290,096           275,952
    -------------------------------------------------------------------------------------------------------------------------------
    Less: Provision for impairment losses on fixed assets                         11                 6,213             5,816
    -------------------------------------------------------------------------------------------------------------------------------
    Net book value of fixed assets                                                                 283,883           270,136
    -------------------------------------------------------------------------------------------------------------------------------
    Construction materials                                                        12                   984               430
    -------------------------------------------------------------------------------------------------------------------------------
    Construction in progress                                                      13                47,629            45,976
    -------------------------------------------------------------------------------------------------------------------------------
 Total fixed assets                                                                                332,496           316,542
-----------------------------------------------------------------------------------------------------------------------------------
 Intangible assets and other assets
-----------------------------------------------------------------------------------------------------------------------------------
    Intangible assets                                                             14                 6,125             5,345
    -------------------------------------------------------------------------------------------------------------------------------
    Long-term deferred expenses                                                   15                 3,783             3,563
    -------------------------------------------------------------------------------------------------------------------------------
 Total intangible assets and other assets                                                            9,908             8,908
-----------------------------------------------------------------------------------------------------------------------------------
 Deferred tax assets                                                              16                 4,718             4,166
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 Total assets                                                                                      492,986           460,081
-----------------------------------------------------------------------------------------------------------------------------------
 Liabilities and shareholders' funds
-----------------------------------------------------------------------------------------------------------------------------------
 Current liabilities
    Short-term loans                                                              17                34,419            26,723
    -------------------------------------------------------------------------------------------------------------------------------
    Bills payable                                                                 18                26,893            30,797
    -------------------------------------------------------------------------------------------------------------------------------
    Trade accounts payable                                                        19                34,152            23,792
    -------------------------------------------------------------------------------------------------------------------------------
    Receipts in advance                                                           20                 9,189             8,605
    -------------------------------------------------------------------------------------------------------------------------------
    Wages payable                                                                                    3,615             3,223
    -------------------------------------------------------------------------------------------------------------------------------
    Staff welfare payable                                                                            1,095             1,101
    -------------------------------------------------------------------------------------------------------------------------------
    Taxes payable                                                                 21                 3,552             6,741
    -------------------------------------------------------------------------------------------------------------------------------
    Other payables                                                                22                 1,808             1,519
    -------------------------------------------------------------------------------------------------------------------------------
    Other creditors                                                               23                27,384            26,459
    -------------------------------------------------------------------------------------------------------------------------------
    Accrued expenses                                                              24                 2,395               652
    -------------------------------------------------------------------------------------------------------------------------------
    Current portion of long-term liabilities                                      25                 7,245            14,298
    -------------------------------------------------------------------------------------------------------------------------------
 Total current liabilities                                                                         151,747           143,910
-----------------------------------------------------------------------------------------------------------------------------------
 Long-term liabilities
-----------------------------------------------------------------------------------------------------------------------------------
    Long-term loans                                                               26               110,099            94,087
    -------------------------------------------------------------------------------------------------------------------------------
    Debentures payable                                                            27                 3,500             3,500
    -------------------------------------------------------------------------------------------------------------------------------
    Other long-term payables                                                      28                   892               820
    -------------------------------------------------------------------------------------------------------------------------------
 Total long-term liabilities                                                                       114,491            98,407
-----------------------------------------------------------------------------------------------------------------------------------
 Deferred tax liabilities                                                         16                     3               198
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 Total liabilities                                                                                 266,241           242,515
-----------------------------------------------------------------------------------------------------------------------------------
 Minority interests                                                                                 29,174            31,216
-----------------------------------------------------------------------------------------------------------------------------------
 Shareholders' funds
-----------------------------------------------------------------------------------------------------------------------------------
    Share capital                                                                 29                86,702            86,702
    -------------------------------------------------------------------------------------------------------------------------------
    Capital reserve                                                               30                37,121            37,121
    -------------------------------------------------------------------------------------------------------------------------------
    Surplus reserves (Including statutory public welfare fund of
       RMB 11,362 million (2004: RMB 9,558 million))                              31                29,724            26,116
    -------------------------------------------------------------------------------------------------------------------------------
    Unrecognised investment losses                                                                    (600)             (713)
    -------------------------------------------------------------------------------------------------------------------------------
    Undistributed profits (Including cash dividend declared after the balance sheet date of RMB 3,468 million (2004: Proposed cash
      dividend of RMB 6,936 million))                                             39                44,624            37,124
    -------------------------------------------------------------------------------------------------------------------------------
 Total shareholders' funds                                                                         197,571           186,350
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 Total liabilities and shareholders' funds                                                         492,986           460,081
===================================================================================================================================

Approved by the Board of Directors on 26 August 2005.

Chen Tonghai                       Wang Tianpu                    Zhang Jiaren                       Liu Yun
Chairman                           President                      Director, Senior Vice President    Head of Accounting
(Authorised representative)                                       and Chief Financial Officer        Division

The notes on pages 47 to 74 form part of these financial statements.


BALANCE SHEET
at 30 June 2005

                                                                                                At 30 June    At 31 December
                                                                                 Note                 2005              2004
                                                                                              RMB millions      RMB millions

 Assets
-----------------------------------------------------------------------------------------------------------------------------------
 Current assets
-----------------------------------------------------------------------------------------------------------------------------------
    Cash at bank and in hand                                                       4                 4,692             6,299
    -------------------------------------------------------------------------------------------------------------------------------
    Bills receivable                                                               5                 1,244             1,597
    -------------------------------------------------------------------------------------------------------------------------------
    Trade accounts receivable                                                      6                 8,790             8,245
    -------------------------------------------------------------------------------------------------------------------------------
    Other receivables                                                              7                16,137            19,625
    -------------------------------------------------------------------------------------------------------------------------------
    Advance payments                                                               8                 5,072             4,358
    -------------------------------------------------------------------------------------------------------------------------------
    Inventories                                                                    9                39,000            33,951
    -------------------------------------------------------------------------------------------------------------------------------
 Total current assets                                                                               74,935            74,075
===================================================================================================================================
 Long-term equity investments (Including equity investment differences of
    RMB 582 million (2004: RMB 400 million))                                      10               126,733           124,211
===================================================================================================================================
 Fixed assets
-----------------------------------------------------------------------------------------------------------------------------------
    Fixed assets, at cost                                                                          278,794           271,120
    -------------------------------------------------------------------------------------------------------------------------------
    Less: Accumulated depreciation                                                                 120,917           113,572
    -------------------------------------------------------------------------------------------------------------------------------
    Net book value of fixed assets before impairment losses                       11               157,877           157,548
    -------------------------------------------------------------------------------------------------------------------------------
    Less: Provision for impairment losses on fixed assets                         11                 4,043             4,038
    -------------------------------------------------------------------------------------------------------------------------------
    Net book value of fixed assets                                                                 153,834           153,510
    -------------------------------------------------------------------------------------------------------------------------------
    Construction materials                                                        12                   215                93
    -------------------------------------------------------------------------------------------------------------------------------
    Construction in progress                                                      13                35,706            28,779
    -------------------------------------------------------------------------------------------------------------------------------
 Total fixed assets                                                                                189,755           182,382
===================================================================================================================================
 Intangible assets and other assets
-----------------------------------------------------------------------------------------------------------------------------------
    Intangible assets                                                             14                 4,316             4,261
    -------------------------------------------------------------------------------------------------------------------------------
    Long-term deferred expenses                                                   15                 2,906             2,530
    -------------------------------------------------------------------------------------------------------------------------------
 Total intangible assets and other assets                                                            7,222             6,791
===================================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------
 Deferred tax assets                                                              16                 2,376             3,708
===================================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------
 Total assets                                                                                      401,021           391,167
-----------------------------------------------------------------------------------------------------------------------------------
 Liabilities and shareholders' funds
-----------------------------------------------------------------------------------------------------------------------------------
 Current liabilities
-----------------------------------------------------------------------------------------------------------------------------------
    Short-term loans                                                              17                20,482            16,254
    -------------------------------------------------------------------------------------------------------------------------------
    Bills payable                                                                 18                23,054            21,589
    -------------------------------------------------------------------------------------------------------------------------------
    Trade accounts payable                                                        19                17,296            21,137
    -------------------------------------------------------------------------------------------------------------------------------
    Receipts in advance                                                           20                 7,513             6,106
    -------------------------------------------------------------------------------------------------------------------------------
    Wages payable                                                                                    2,171             1,854
    -------------------------------------------------------------------------------------------------------------------------------
    Staff welfare payable                                                                              467               498
    -------------------------------------------------------------------------------------------------------------------------------
    Taxes payable                                                                 21                  (269)            3,170
    -------------------------------------------------------------------------------------------------------------------------------
    Other payables                                                                22                   510               442
    -------------------------------------------------------------------------------------------------------------------------------
    Other creditors                                                               23                27,467            34,156
    -------------------------------------------------------------------------------------------------------------------------------
    Accrued expenses                                                              24                   624               430
    -------------------------------------------------------------------------------------------------------------------------------
    Current portion of long-term liabilities                                      25                 3,802            11,506
    -------------------------------------------------------------------------------------------------------------------------------
 Total current liabilities                                                                         103,117           117,142
===================================================================================================================================
 Long-term liabilities
-----------------------------------------------------------------------------------------------------------------------------------
    Long-term loans                                                               26                95,094            82,332
    -------------------------------------------------------------------------------------------------------------------------------
    Debentures payable                                                            27                 3,500             3,500
    -------------------------------------------------------------------------------------------------------------------------------
    Other long-term payables                                                      28                   476               438
    -------------------------------------------------------------------------------------------------------------------------------
 Total long-term liabilities                                                                        99,070            86,270
===================================================================================================================================
 Deferred tax liabilities                                                         16                     1                16
===================================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------
 Total liabilities                                                                                 202,188           203,428
-----------------------------------------------------------------------------------------------------------------------------------
 Shareholders' funds
-----------------------------------------------------------------------------------------------------------------------------------
    Share capital                                                                 29                86,702            86,702
    -------------------------------------------------------------------------------------------------------------------------------
    Capital reserve                                                               30                37,797            37,797
    -------------------------------------------------------------------------------------------------------------------------------
    Surplus reserves (Including statutory public welfare fund of
       RMB 11,362 million (2004: RMB 9,558 million))                              31                29,724            26,116
    -------------------------------------------------------------------------------------------------------------------------------
    Undistributed profits (Including cash dividend declared after the balance sheet date of RMB 3,468 million (2004: Proposed cash dividend
      of RMB 6,936 million))                                                      39                44,610            37,124
-----------------------------------------------------------------------------------------------------------------------------------
 Total shareholders' funds                                                                         198,833           187,739
-----------------------------------------------------------------------------------------------------------------------------------
===================================================================================================================================

 Total liabilities and shareholders' funds                                                         401,021           391,167
===================================================================================================================================

Approved by the Board of Directors on 26 August 2005.

Chen Tonghai                       Wang Tianpu                    Zhang Jiaren                        Liu Yun
Chairman                           President                      Director, Senior Vice President     Head of Accounting
(Authorised representative)                                       and Chief Financial Officer         Division


The notes on pages 47 to 74 form part of these financial statements.

CONSOLIDATED INCOME STATEMENT AND PROFIT APPROPRIATION STATEMENT for the six-month period ended 30 June 2005

                                                                                                     Six-month periods
                                                                                                       ended 30 June
                                                                                 Note                 2005              2004
                                                                                              RMB millions      RMB millions

 Income from principal operations                                                 32               359,248           265,709
-----------------------------------------------------------------------------------------------------------------------------------
 Less: Cost of sales                                                                               293,181           206,098
       Sales taxes and surcharges                                                 33                 8,204             7,776
       ----------------------------------------------------------------------------------------------------------------------------
 Profit from principal operations                                                                   57,863            51,835
===================================================================================================================================
 Add:Profit from other operations                                                                      447               616
-----------------------------------------------------------------------------------------------------------------------------------
 Less: Selling expenses                                                                             10,359            8,664
-----------------------------------------------------------------------------------------------------------------------------------
       Administrative expenses                                                                      10,600            10,865
       ----------------------------------------------------------------------------------------------------------------------------
       Financial expenses                                                         34                 2,852             2,094
       ----------------------------------------------------------------------------------------------------------------------------
       Exploration expenses, including dry holes                                  35                 3,355             2,475
       ----------------------------------------------------------------------------------------------------------------------------
 Operating profit                                                                                   31,144            28,353
===================================================================================================================================
 Add:Investment (loss) / income                                                   36                  (742)              516
-----------------------------------------------------------------------------------------------------------------------------------
       Non-operating income                                                                            133               181
       ----------------------------------------------------------------------------------------------------------------------------
 Less: Non-operating expenses                                                     37                 1,109             4,952
-----------------------------------------------------------------------------------------------------------------------------------
 Profit before taxation                                                                             29,426            24,098
===================================================================================================================================
 Less: Taxation                                                                   38                 9,168             7,154
-----------------------------------------------------------------------------------------------------------------------------------
       Minority interests                                                                            2,101             2,412
       ----------------------------------------------------------------------------------------------------------------------------
 Add:  Unrecognised investment losses                                                                 (113)              507
-----------------------------------------------------------------------------------------------------------------------------------
 Net profit                                                                                         18,044            15,039
===================================================================================================================================
 Add:  Undistributed profits at the beginning of the period                                         37,124            19,975
-----------------------------------------------------------------------------------------------------------------------------------
 Distributable profits                                                                              55,168            35,014
===================================================================================================================================
 Less: Transfer to statutory surplus reserve                                      31                 1,804             1,504
       ----------------------------------------------------------------------------------------------------------------------------
       Transfer to statutory public welfare fund                                  31                 1,804             1,504
       ----------------------------------------------------------------------------------------------------------------------------
 Distributable profits to shareholders                                                              51,560            32,006
===================================================================================================================================
 Less: Distribution of ordinary shares' dividends                                 39                 6,936             5,202
-----------------------------------------------------------------------------------------------------------------------------------
 Undistributed profits at the end of the period (Including dividend declared after the balance sheet date of RMB 3,468 million
    (2004: RMB 3,468 million))                                                    39                44,624            26,804
===================================================================================================================================

Approved by the Board of Directors on 26 August 2005.

Chen Tonghai                       Wang Tianpu                    Zhang Jiaren                       Liu Yun
Chairman                           President                      Director, Senior Vice President    Head of Accounting
(Authorised representative)                                       and Chief Financial Officer        Division



The notes on pages 47 to 74 form part of these financial statements.

INCOME STATEMENT AND PROFIT APPROPRIATION STATEMENT for the six-month period ended 30 June 2005

                                                                                                     Six-month periods
                                                                                                       ended 30 June
                                                                                 Note                 2005              2004
                                                                                              RMB millions      RMB millions

 Income from principal operations                                                 32               241,340           183,836
-----------------------------------------------------------------------------------------------------------------------------------
 Less:  Cost of sales                                                                              212,726           154,678
-----------------------------------------------------------------------------------------------------------------------------------
     Sales taxes and surcharges                                                   33                 5,386             4,661
-----------------------------------------------------------------------------------------------------------------------------------
 Profit from principal operations                                                                   23,228            24,497
====================================================================================================================================
 Add:Profit from other operations                                                                      175                29
-----------------------------------------------------------------------------------------------------------------------------------
 Less: Selling expenses                                                                              6,609             5,590
-----------------------------------------------------------------------------------------------------------------------------------
     Administrative expenses                                                                         6,141             7,204
-----------------------------------------------------------------------------------------------------------------------------------
     Financial expenses                                                           34                 1,852             1,287
-----------------------------------------------------------------------------------------------------------------------------------
     Exploration expenses, including dry holes                                    35                 2,678             1,831
-----------------------------------------------------------------------------------------------------------------------------------
 Operating profit                                                                                    6,123             8,614
====================================================================================================================================
 Add:Investment income                                                            36                20,934            16,640
-----------------------------------------------------------------------------------------------------------------------------------
     Non-operating income                                                                               99               112
-----------------------------------------------------------------------------------------------------------------------------------
 Less: Non-operating expenses                                                     37                   432               3,552
-----------------------------------------------------------------------------------------------------------------------------------
 Profit before taxation                                                                             26,724            21,814
-----------------------------------------------------------------------------------------------------------------------------------
 Less: Taxation                                                                   38                 8,694             6,532
-----------------------------------------------------------------------------------------------------------------------------------
 Net profit                                                                                         18,030            15,282
===================================================================================================================================
 Add:  Undistributed profits at the beginning of the period                                         37,124            19,732
-----------------------------------------------------------------------------------------------------------------------------------
 Distributable profits                                                                              55,154            35,014
-----------------------------------------------------------------------------------------------------------------------------------
 Less: Transfer to statutory surplus reserve                                      31                 1,804             1,504
-----------------------------------------------------------------------------------------------------------------------------------
     Transfer to statutory public welfare fund                                    31                 1,804             1,504
-----------------------------------------------------------------------------------------------------------------------------------
 Distributable profits to shareholders                                                              51,546            32,006
-----------------------------------------------------------------------------------------------------------------------------------
 Less: Distribution of ordinary shares' dividends                                 39                 6,936             5,202
-----------------------------------------------------------------------------------------------------------------------------------
 Undistributed profits at the end of the period (Including
    dividend declared after the balance sheet date of RMB 3,468
    million (2004: RMB 3,468 million))                                            39                44,610            26,804
====================================================================================================================================

Approved by the Board of Directors on 26 August 2005.

Chen Tonghai                       Wang Tianpu                    Zhang Jiaren                       Liu Yun
Chairman                           President                      Director, Senior Vice President    Head of Accounting
(Authorised representative)                                       and Chief Financial Officer        Division


The notes on pages 47 to 74 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the six-month period ended 30 June 2005

                                                                                                     Six-month periods
                                                                                                       ended 30 June
                                                                                 Note                 2005              2004
                                                                                              RMB millions      RMB millions

 Cash flows from operating activities
-----------------------------------------------------------------------------------------------------------------------------------
    Cash received from sale of goods and rendering of services                                     423,708           313,412
    -------------------------------------------------------------------------------------------------------------------------------
    Rentals received                                                                                    89               202
    -------------------------------------------------------------------------------------------------------------------------------
    Other cash received relating to operating activities                                             1,787             1,105
    -------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                      425,584           314,719
====================================================================================================================================
    Cash paid for goods and services                                                              (349,021)         (246,030)
    -------------------------------------------------------------------------------------------------------------------------------
    Cash paid for operating leases                                                                  (2,691)           (2,122)
    -------------------------------------------------------------------------------------------------------------------------------
    Cash paid to and on behalf of employees                                                         (8,272)           (8,282)
    -------------------------------------------------------------------------------------------------------------------------------
    Value added tax paid                                                                           (14,217)          (12,672)
    -------------------------------------------------------------------------------------------------------------------------------
    Income tax paid                                                                                (12,424)           (8,347)
    -------------------------------------------------------------------------------------------------------------------------------
    Taxes paid other than value added tax and income tax                                            (8,986)           (8,456)
    -------------------------------------------------------------------------------------------------------------------------------
    Other cash paid relating to operating activities                                                (4,929)           (7,116)
    -------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                    (400,540)         (293,025)
====================================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------
 Net cash flows from operating activities                                         (a)               25,044            21,694
====================================================================================================================================
 Cash flows from investing activities
====================================================================================================================================
    Cash received from sale of investments                                                              63                31
    -------------------------------------------------------------------------------------------------------------------------------
    Dividends received                                                                                 362               222
    -------------------------------------------------------------------------------------------------------------------------------
    Net cash received from sale of fixed assets and intangible assets                                  201               187
    -------------------------------------------------------------------------------------------------------------------------------
    Maturity of time deposits with financial institutions                                              527               800
    -------------------------------------------------------------------------------------------------------------------------------
    Other cash received relating to investing activities                                               168               170
    -------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                        1,321             1,410
====================================================================================================================================
    Cash paid for acquisition of fixed assets and intangible assets                                (26,339)          (26,424)
    -------------------------------------------------------------------------------------------------------------------------------
    Cash paid for acquisition of fixed assets and intangible assets
       of jointly controlled entities                                                               (1,896)           (3,368)
    -------------------------------------------------------------------------------------------------------------------------------
    Cash paid for purchases of investments                                                            (706)             (919)
    -------------------------------------------------------------------------------------------------------------------------------
    Increase in time deposits with financial institutions                                             (334)           (1,371)
    -------------------------------------------------------------------------------------------------------------------------------
    Cash paid for acquisition of operating assets and
       the associated liabilities from China Petrochemical Corporation                              (3,128)           (1,828)
    -------------------------------------------------------------------------------------------------------------------------------
    Cash paid for acquisition of H shares of a subsidiary                                           (4,088)                --
    -------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                     (36,491)          (33,910)
====================================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------
 Net cash flows from investing activities                                                          (35,170)          (32,500)
====================================================================================================================================
 Cash flows from financing activities
====================================================================================================================================
    Proceeds from contribution from minority shareholders                                               86                92
    -------------------------------------------------------------------------------------------------------------------------------
    Proceeds from issuance of corporate bonds, net of issuing expenses                                  --             3,472
    -------------------------------------------------------------------------------------------------------------------------------
    Proceeds from borrowings                                                                       292,505           160,356
    -------------------------------------------------------------------------------------------------------------------------------
    Proceeds from borrowings of jointly controlled entities                                          2,603             1,621
    -------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                      295,194           165,541
====================================================================================================================================
    Repayments of borrowings                                                                      (281,804)         (150,838)
    -------------------------------------------------------------------------------------------------------------------------------
    Cash paid for dividends, distribution of profit or interest                                     (5,515)           (4,703)
    -------------------------------------------------------------------------------------------------------------------------------
    Dividends paid to minority shareholders by subsidiaries                                           (514)             (141)
    -------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                    (287,833)         (155,682)
====================================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------
Net cash flows from financing activities                                                             7,361             9,859
====================================================================================================================================
Effects of foreign exchange rate                                                                        --                (1)
====================================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------

Net decrease in cash and cash equivalents                                         (c)               (2,765)             (948)
====================================================================================================================================

The notes on pages 47 to 74 form part of these financial statements.


                                                                                                     Six-month periods
                                                                                                       ended 30 June
                                                                                                      2005              2004
                                                                                              RMB millions      RMB millions


(a) Reconciliation of net profit to cash flows from operating activities
--------------------------------------------------------------------------------------------------------------------------------
    Net profit                                                                                      18,044            15,039
--------------------------------------------------------------------------------------------------------------------------------
    Add:(Reversal of) / provision for allowance for doubtful accounts                                 (156)              505
--------------------------------------------------------------------------------------------------------------------------------
        Provision for diminution in value of inventories                                                70               145
        ------------------------------------------------------------------------------------------------------------------------
        Depreciation of fixed assets                                                                15,107            14,749
        ------------------------------------------------------------------------------------------------------------------------
        Amortisation of intangible assets                                                              305               287
        ------------------------------------------------------------------------------------------------------------------------
        Impairment losses on fixed assets                                                              397             2,763
        ------------------------------------------------------------------------------------------------------------------------
        Impairment losses on long-term investments                                                      35                39
        ------------------------------------------------------------------------------------------------------------------------
        Net loss on disposal of fixed assets and intangible assets                                      21             1,376
        ------------------------------------------------------------------------------------------------------------------------
        Financial expenses                                                                           2,852             2,094
        ------------------------------------------------------------------------------------------------------------------------
        Dry hole costs                                                                               1,325               764
        ------------------------------------------------------------------------------------------------------------------------
        Investment loss / (income)                                                                     707              (403)
        ------------------------------------------------------------------------------------------------------------------------
        Deferred tax liabilities (less: assets)                                                       (747)           (1,414)
        ------------------------------------------------------------------------------------------------------------------------
        Increase in inventories                                                                    (15,026)          (14,653)
        ------------------------------------------------------------------------------------------------------------------------
        Increase in operating receivables                                                           (6,599)           (6,681)
        ------------------------------------------------------------------------------------------------------------------------
        Increase in operating payables                                                               6,608             4,672
        ------------------------------------------------------------------------------------------------------------------------
        Minority interests                                                                           2,101             2,412
        ------------------------------------------------------------------------------------------------------------------------
    Net cash flows from operating activities                                                        25,044            21,694
================================================================================================================================


(b) Financing activities not requiring the use of cash
--------------------------------------------------------------------------------------------------------------------------------
    Current portion of convertible bonds                                                                --             1,500
    ----------------------------------------------------------------------------------------------------------------------------

(c) Net decrease in cash and cash equivalents
--------------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents at the end of the period                                              13,616            14,273
    ----------------------------------------------------------------------------------------------------------------------------
    Less: Cash and cash equivalents at the beginning of the period                                  16,381            15,221
    ----------------------------------------------------------------------------------------------------------------------------
    Net decrease in cash and cash equivalents                                                       (2,765)             (948)
================================================================================================================================

Approved by the Board of Directors on 26 August 2005.

Chen Tonghai                       Wang Tianpu                    Zhang Jiaren                       Liu Yun
Chairman                           President                      Director, Senior Vice President    Head of Accounting
(Authorised representative)                                       and Chief Financial Officer        Division


The notes on pages 47 to 74 form part of these financial statements.

CASH FLOW STATEMENT
for the six-month period ended 30 June 2005

                                                                                                     Six-month periods
                                                                                                       ended 30 June
                                                                                 Note                 2005              2004
                                                                                              RMB millions      RMB millions

 Cash flows from operating activities
-----------------------------------------------------------------------------------------------------------------------------------
    Cash received from sale of goods and rendering of services                                     290,762           217,649
    -------------------------------------------------------------------------------------------------------------------------------
    Rentals received                                                                                    45               106
    -------------------------------------------------------------------------------------------------------------------------------
    Other cash received relating to operating activities                                             1,450               820
    -------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                      292,257           218,575
====================================================================================================================================
    Cash paid for goods and services                                                              (254,608)         (181,662)
    -------------------------------------------------------------------------------------------------------------------------------
    Cash paid for operating leases                                                                  (2,084)           (1,472)
    -------------------------------------------------------------------------------------------------------------------------------
    Cash paid to and on behalf of employees                                                         (4,640)           (4,314)
    -------------------------------------------------------------------------------------------------------------------------------
    Value added tax paid                                                                            (6,338)           (7,122)
    -------------------------------------------------------------------------------------------------------------------------------
    Income tax paid                                                                                 (2,837)           (3,265)
    -------------------------------------------------------------------------------------------------------------------------------
    Taxes paid other than value added tax and income tax                                            (5,878)           (5,193)
    -------------------------------------------------------------------------------------------------------------------------------
    Other cash paid relating to operating activities                                               (12,269)           (6,924)
    -------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                    (288,654)         (209,952)
====================================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------
 Net cash flows from operating activities                                         (a)                3,603             8,623
====================================================================================================================================
 Cash flows from investing activities
====================================================================================================================================
    Cash received from sale of investments                                                              62                62
    -------------------------------------------------------------------------------------------------------------------------------
    Dividends received                                                                              15,910             4,908
    -------------------------------------------------------------------------------------------------------------------------------
    Net cash received from sale of fixed assets and intangible assets                                  104                98
    -------------------------------------------------------------------------------------------------------------------------------
    Maturity of time deposits with financial institutions                                              184               422
    -------------------------------------------------------------------------------------------------------------------------------
    Other cash received relating to investing activities                                                57                74
    -------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                       16,317             5,564
====================================================================================================================================
    Cash paid for acquisition of fixed assets and intangible assets                                (18,044)          (18,628)
    -------------------------------------------------------------------------------------------------------------------------------
    Cash paid for purchases of investments                                                          (1,161)           (1,240)
    -------------------------------------------------------------------------------------------------------------------------------
    Increase in time deposits with financial institutions                                               --              (395)
    -------------------------------------------------------------------------------------------------------------------------------
    Cash paid for acquisition of operating assets and the associated liabilities
       from China Petrochemical Corporation                                                         (3,128)           (1,828)
    -------------------------------------------------------------------------------------------------------------------------------
    Cash paid for acquisition of H shares of a subsidiary                                           (4,088)               --
    -------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                     (26,421)          (22,091)
====================================================================================================================================

 Net cash flows from investing activities                                                          (10,104)          (16,527)
====================================================================================================================================
 Cash flows from financing activities
====================================================================================================================================
    Proceeds from issuance of corporate bonds, net of issuing expenses                                  --             3,472
-----------------------------------------------------------------------------------------------------------------------------------
    Proceeds from borrowings                                                                       186,066            73,745
-----------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                      186,066            77,217
-----------------------------------------------------------------------------------------------------------------------------------
    Repayments of borrowings                                                                      (176,629)          (64,779)
-----------------------------------------------------------------------------------------------------------------------------------
    Cash paid for dividends, distribution of profit or interest                                     (4,359)           (3,760)
-----------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                    (180,988)          (68,539)
====================================================================================================================================

 Net cash flows from financing activities                                                            5,078             8,678
====================================================================================================================================

 Net (decrease) / increase in cash and cash equivalents                           (b)               (1,423)              774
====================================================================================================================================


The notes on pages 47 to 74 form part of these financial statements.


                                                                                                     Six-month periods
                                                                                                       ended 30 June
                                                                                                      2005              2004
                                                                                              RMB millions      RMB millions

(a) Reconciliation of net profit to cash flows from operating activities
-----------------------------------------------------------------------------------------------------------------------------------
    Net profit                                                                                      18,030            15,282
-----------------------------------------------------------------------------------------------------------------------------------
    Add:Provision for allowance for doubtful accounts                                                   11               613
-----------------------------------------------------------------------------------------------------------------------------------
        Provision for diminution in value of inventories                                                 1                87
        ---------------------------------------------------------------------------------------------------------------------------
        Depreciation of fixed assets                                                                 7,539             6,201
        ---------------------------------------------------------------------------------------------------------------------------
        Amortisation of intangible assets                                                              203               173
        ---------------------------------------------------------------------------------------------------------------------------
        Impairment losses on fixed assets                                                                5             1,741
        ---------------------------------------------------------------------------------------------------------------------------
        Impairment losses on long-term investments                                                       7                 --
        ---------------------------------------------------------------------------------------------------------------------------
        Net loss on disposal of fixed assets and intangible assets                                      19             1,207
        ---------------------------------------------------------------------------------------------------------------------------
        Financial expenses                                                                           1,852             1,287
        ---------------------------------------------------------------------------------------------------------------------------
        Dry hole costs                                                                                 990               408
        ---------------------------------------------------------------------------------------------------------------------------
        Investment income                                                                          (13,292)          (12,103)
        ---------------------------------------------------------------------------------------------------------------------------
        Deferred tax liabilities (less: assets)                                                      1,317              (881)
        ---------------------------------------------------------------------------------------------------------------------------
        Increase in inventories                                                                     (5,172)           (9,158)
        ---------------------------------------------------------------------------------------------------------------------------
        Decrease / (increase) in operating receivables                                               3,304            (1,009)
        ---------------------------------------------------------------------------------------------------------------------------
        (Decrease) / increase in operating payables                                                (11,211)            4,775
        ---------------------------------------------------------------------------------------------------------------------------
    Net cash flows from operating activities                                                         3,603             8,623
====================================================================================================================================

(b) Net (decrease) / increase in cash and cash equivalents
====================================================================================================================================
    Cash and cash equivalents at the end of the period                                               4,628             7,119
    -------------------------------------------------------------------------------------------------------------------------------
    Less:  Cash and cash equivalents at the beginning of the period                                  6,051             6,345
    -------------------------------------------------------------------------------------------------------------------------------
    Net (decrease) / increase in cash and cash equivalents                                          (1,423)              774
====================================================================================================================================

Approved by the Board of Directors on 26 August 2005.

Chen Tonghai                       Wang Tianpu                    Zhang Jiaren                       Liu Yun
Chairman                           President                      Director, Senior Vice President    Head of Accounting
(Authorised representative)                                       and Chief Financial Officer        Division


The notes on pages 47 to 74 form part of these financial statements.

NOTES ON THE FINANCIAL STATEMENTS
for the six-month period ended 30 June 2005

1   STATUS OF THE COMPANY
    China Petroleum & Chemical Corporation (the "Company") was established on 25 February 2000 as a joint stock limited company.

    According to the State Council's approval to the "Preliminary Plan for the Reorganisation of China Petrochemical Corporation" ( the "Reorganisation"), the Company was established by China Petrochemical Corporation ("Sinopec Group Company"), which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation ("registered valuers"). The net asset value was determined at RMB 98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance (the "MOF") (Cai Ping Zi [2000] No. 20 "Comments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical Corporation").

    In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 "Reply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical Corporation" issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganisation.

    Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 "Reply on the Formation of China Petroleum and Chemical Corporation", the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

    The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

    Pursuant to the resolution passed at the Extraordinary General Meeting held on 24 August 2001, the Company acquired the entire equity interest of Sinopec National Star Petroleum Company ("Sinopec National Star") from Sinopec Group Company for a consideration of RMB 6.45 billion.

    Pursuant to the resolution passed at the Board of Directors' meeting held on 28 October 2004, the Company acquired the principal assets and liabilities related to the 380 Kiloton ethylene production and distribution equipment from Sinopec Group Maoming Petrochemical Company ("Sinopec Maoming"), for a consideration of RMB 3.3 billion (hereinafter referred to as the "Acquisition of Ethylene Assets").

    Pursuant to the resolution passed at the Board of Directors' meeting held on 29 December 2004, the Company acquired all operating assets and liabilities of two wholly owned subsidiaries of Sinopec Group Company, being Tahe Oilfield Petrochemical Factory ("Tahe Petrochemical") and Xi'an Petrochemical Main Factory ("Xi'an Petrochemical") from Sinopec Group Company, for considerations of RMB 0.14 billion and RMB 0.22 billion, respectively (hereinafter referred to as the "Acquisition of Refining Assets").

    Pursuant to the resolutions passed at the Extraordinary General Meeting held on 21 December 2004, the Company acquired certain operating assets and the related liabilities of certain refining, petrochemicals, catalysts and gas stations businesses (the "Acquisition of Acquired Assets") from Sinopec Group Company for considerations totalling RMB 5.360 billion. In connection with these acquisitions, the Group disposed of certain assets and liabilities of its oilfield downhole operation (the "Disposal of Downhole Assets") to Sinopec Group Company for a consideration of RMB 1.712 billion, resulting in a net consideration of RMB 3.648 billion payable to Sinopec Group Company.

2   SIGNIFICANT ACCOUNTING POLICIES
    The significant accounting policies adopted by the Company and its subsidiaries ("the Group") are in conformity with the Accounting Standards for Business Enterprises and "Accounting Regulations for Business Enterprises" and other relevant regulations issued by the MOF of the PRC.

    (a)  Accounting year
         The accounting year of the Group is from 1 January to 31 December.

    (b)  Basis of consolidation
         The Group prepared the consolidated financial statements according to "Accounting Regulations for Business Enterprises" and Cai Kuai Zi [1995] No.11 "Provisional regulations on consolidated financial statements" issued by the MOF.

         The consolidated financial statements include the financial statements of the Company and all of its principal subsidiaries. A subsidiary is a company held by the Company directly or indirectly, more than 50% (excluding 50%) of the equity interest, or the Company holds less than 50% of the equity interest of a company but has effective controlling power. The consolidated income statement of the Company only includes the results of the subsidiaries during the period when the Company holds more than 50% of the equity interests or holds less than 50% of equity interest but exercises effective control. The effect of minority interests on equity and profit/loss attributable to minority shareholders are separately shown in the consolidated financial statements. For those subsidiaries whose assets and results of operation are not significant and have no significant effect on the Group's consolidated financial statements, the Company does not consolidate these subsidiaries, but accounts for under the equity method in the long-term equity investments.

         Where the accounting policies adopted by the subsidiaries are different from the policies adopted by the Company, the financial statements of the subsidiaries have been adjusted in accordance with the accounting policies adopted by the Company on consolidation. All significant inter-company balances and transactions, and any unrealised gains arising from inter-company transactions, have been eliminated on consolidation.

         For those jointly controlled entities which the Company has joint control with other investors under contractual arrangement, the Company consolidates their assets, liabilities, revenues, costs and expenses based on the proportionate consolidation method according to its percentage of holding of equity interest in those entities in the consolidated financial statements.

    (c)  Basis of preparation
         The financial statements of the Group have been prepared on an accrual basis under the historical costs convention, unless otherwise stated.

    (d)  Reporting currency and translation of foreign currencies
         The Group's reporting currency is the Renminbi.

         Foreign currency transactions during the period are translated into Renminbi at exchange rates quoted by the People's Bank of China (OOPBOC rates'') prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC rates at the balance sheet date. Exchange gains and losses on foreign currency translation, except for those directly relating to the construction of fixed assets (see note 2(i)), are dealt with in the income statement.

         The results of overseas subsidiaries are translated into Renminbi at the period/annual average PBOC rates. The balance sheet items are translated into Renminbi at the PBOC rates at the balance sheet date. The resulting exchange gains or losses are accounted for as foreign currency exchange differences.

    (e)  Cash equivalents
         Cash equivalents held by the Group are short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

    (f)  Allowance for doubtful accounts
         Trade accounts receivable showing signs of uncollectibility are identified individually and allowance is then made based on the probability of being uncollectible. In respect of trade accounts receivable showing no sign of uncollectibility, allowance is made with reference to the ageing analysis and management's estimation based on past experience. Allowances for other receivables are determined based on the nature and corresponding collectibility. Specific approval from management is required for allowances made in respect of significant doubtful accounts.

    (g)  Inventories
         Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value.

         Inventories are measured at their actual cost upon acquisition. The cost of inventories is calculated using the weighted average method. In addition to the purchase cost of raw materials, work in progress and finished goods include direct labour and appropriate proportion of production overheads.

         Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs to completion and the estimated expenses and related taxes necessary to make the sale.

         Spare parts and consumables are stated at cost less any provision for obsolescence. Consumables are expensed when being consumed.

         Inventories are recorded by perpetual method.

    (h)  Long-term equity investments
         Where the Group has the power to control, jointly control or exercise significant influence over an investee enterprise, the investment is accounted for under the equity method whereby the investment is initially recorded at cost and adjusted thereafter for any post acquisition change in the Group's share of the shareholders' funds in the investee enterprise.

         Equity investment difference, which is the difference between the initial investment cost and the Group's share of shareholders' funds of the investee enterprise, is accounted for as follows:

         Any excess of the initial investment cost over the share of shareholders' funds of the investee enterprise is amortised on a straight-line basis. The amortisation period is determined according to the investment period as stipulated in the relevant agreement, or not more than 10 years if the investment period is not specified in the agreement. The unamortised balance is included in long-term equity investments at the period end.

         Any shortfall of the initial investment cost over the share of shareholders' funds of the investee is recognised in capital reserve -- reserve for equity investment acquired after the issuance of Cai Kuai [2003] No.10 "Questions and answers on implementing Accounting Regulations for Business Enterprises and related accounting standards
         (II)". If the investment was acquired before the issuance of Cai Kuai [2003] No.10 "Questions and answers on implementing Accounting Regulations for Business Enterprises and related accounting standards
         (II)", such shortfall is amortised on a straight-line basis over the investment period as stipulated in the relevant agreement, or 10 years if the investment period is not specified in the agreement. The unamortised balance is included in long-term equity investments at the period end.

         Where the Group does not control, jointly control or exercise significant influence over an investee enterprise, the investment is accounted for under the cost method, stating it at the initial investment cost. Investment income is recognised when the investee enterprise declares a cash dividend or distributes profits.

         Disposals or transfers of long-term equity investments are recognised in investment income / losses based on the difference between the disposal proceeds and the carrying amount of the investments.

         The Group makes provision for impairment losses on long-term equity investments (see note 2(w)).

    (i)  Fixed assets and construction in progress
         Fixed assets represent the assets held by the Group for production of products and administrative purpose with useful life over 1 year and comparatively high unit value.

         Fixed assets are stated in the balance sheet at cost or revalued amount less accumulated depreciation and impairment losses (see note 2(w)). Construction in progress is stated in the balance sheet at cost or revalued amount less impairment losses (see note 2(w)). The revalued amount represents the value of an asset which has been adjusted based on revaluation carried out in accordance with the relevant rules and regulations.

         All direct and indirect costs related to the purchase or construction of fixed assets, incurred before the assets are ready for their intended uses, are capitalised as construction in progress. Those costs include borrowing costs (including foreign exchange differences arising from the loan principal and the related interest) on specific borrowings for the construction of the fixed assets during the construction period.

         Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

         Fixed assets of the Group are depreciated using the straight-line method over their estimated useful lives. The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:
                                                                     Estimated
                                                   Estimated           rate of
                                                 useful lives   residual value

       Land and buildings                           15-45 years         3%-5%
       ------------------------------------------------------------------------
       Oil and gas properties                       10-14 years         0%-3%
       ------------------------------------------------------------------------
       Plant, machinery, equipment and vehicles      4-18 years            3%
       ------------------------------------------------------------------------
       Oil depots and storage tanks                  8-14 years            3%
       ------------------------------------------------------------------------
       Service stations                                25 years         3%-5%
       ------------------------------------------------------------------------

    (j)  Oil and gas properties
         Costs of development wells and the related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs are charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are charged to expense. All other exploration costs, including geological and geophysical costs, are expensed as incurred.

    (k)  Intangible assets
         Intangible assets are carried in the balance sheet at cost or valuation less accumulated amortisation and provision for impairment losses (see note 2(w)). Amortisation is provided on a straight-line basis. The amortisation period is the shorter of the beneficial period as specified in the related agreement and the legal life of the intangible asset. Amortisation is provided over 10 years if it is not specified in agreements or stipulated by law.

         Intangible assets include exploration and production right. Exploration and production right are amortised on a straight-line basis over the average period of the production rights of the related oil fields.

    (l)  Pre-operating expenditures
         Except for the acquisition and constructions of fixed assets, all expenses incurred during the start-up period are recorded in long-term deferred expenses and charged to the income statement in the month when business operation commences.

    (m)  Debentures payable
         Debentures payable is stated in the balance sheet at proceeds received upon issuance. Interest expense is calculated based on stipulated interest rate.

    (n)  Revenue recognition
         Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and all other items are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

         Revenue from the rendering of services only involving in one accounting year is recognised in the income statement upon performance of services. If a transaction lasts more than one accounting years, when the outcome of the transaction involving the rendering of services can be estimated reliably, revenue from the rendering of services is recognised in the income statement in proportion to the stage of completion of the transaction based on the progress of work performed; or when the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenues are recognised only to the extent that costs incurred which are expected to be recoverable.

         Interest income is recognised on a time proportion basis according to the outstanding principal and the applicable interest rate.

    (o)  Income tax
         Income tax is recognised using the tax effect accounting method. Income tax for the period comprises provision for current tax and movement of deferred tax assets and liabilities.

         Current tax for the period is calculated on taxable income by applying the applicable tax rates.

         Deferred tax is provided using the liability method for timing differences between accounting profit before tax and taxable income arising from the differences in the tax and accounting treatment of income expenses or loss item.

         The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction. A valuation allowance is provided for the tax value of losses to reduce the deferred tax asset to the amount that is more likely than not to be realised through future taxable income.

    (p)  Borrowing costs
         Borrowing costs on specific borrowings for the construction of fixed assets are capitalised into the cost of the fixed assets during the construction period until the fixed assets are ready for their intended uses.

         Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

    (q)  Repairs and maintenance expenses
         Repairs and maintenance expenses, including cost of major overhaul, are recognised in the income statement when incurred.

    (r)  Environmental expenditures
         Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are recognised in the income statement when incurred.

    (s)  Research and development costs
         Research and development costs are recognised in the income statement when incurred.

    (t)  Operating leases
         Operating lease payments are charged to the income statement on a straight-line basis over the period of the respective leases.

    (u)  Dividends
         Dividends are recognised in the income statement and profit appropriation statement when they are declared. Dividends proposed or approved after the balance sheet date but before the date on which the financial statements are authorised for issue are separately disclosed under shareholders' funds in the balance sheet.

    (v)  Retirement benefits
         Pursuant to the relevant laws and regulations in the PRC, the Group has joined a defined contribution retirement plans for the employees organised by governmental organisations. The Group makes contributions to the retirement plans at the applicable rates based on the employees' salaries. The contributions payable under the retirement plans are charged to the income statement when incurred.

    (w)  Provision for impairment
         The carrying amounts of assets (including long-term equity investments, fixed assets, construction in progress, intangible assets and other assets) are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. Assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is the impairment loss.

         The recoverable amount is the greater of the net selling price and the present value of the estimated future cash flows generated by the continuous use of the asset and the proceed from the disposal of the asset at the end of its useful life.

         Provision for impairment loss is calculated on an item by item basis and recognised as an expense in the income statement. However, when a difference between the initial investment cost and the Group's share of the shareholders' funds of the investee enterprise has been credited to the capital reserve, any impairment losses for long-term equity investment is firstly set off against the difference initially recognised in the capital reserve in connection with the related investment and any excess impairment losses are then recognised in the income statement.

         If there is an indication that there has been a change in the estimates used to determine the recoverable amount and as a result the estimated recoverable amount is greater than the carrying amount of the asset, the impairment loss recognised in prior years is reversed. Reversal of impairment loss is recognised in current period's income statement. Impairment loss is reversed to the extent of the asset's carrying amount that would has been determined had no impairment loss been recognised in prior years. In respect of the reversal of an impairment loss for a long-term equity investment, the reversal starts with the impairment loss that had previously been recognised in the income statement and then the impairment loss that had been charged to the capital reserve.

    (x)  Related parties
         If the Group has the ability, directly or indirectly, to control, jointly control or exercise significant influence over another party, or vice versa, or where the Group and one or more parties are subject to common control from another party, they are considered to be related parties. Related parties may be individuals or enterprises.

    (y)  Provisions and contingent liabilities
         A provision is recognised when the Group has an obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made.

         Where it is not probable that the settlement of the above obligation will cause an outflow of economic benefits, or the amount of the outflow cannot be estimated reliably, the obligation is disclosed as a contingent liability.

3   TAXATION

    Major taxes applicable to the Group and the Company comprise income tax, consumption tax, resources tax and value added tax.

    Income tax rate is 33% and that of certain subsidiaries is 15%.

    Consumption tax is levied on gasoline and diesel at a rate of RMB 277.6 per tonne and RMB 117.6 per tonne respectively.

    Resources tax is levied on crude oil and natural gas at rates ranging from RMB 8 per tonne to RMB 30 per tonne and RMB 2 to RMB 15 per 1000 cubic metre respectively.

    Value added tax rate for liquefied petroleum gas, natural gas and certain agricultural products is 13% and that for other products is 17%.

    The branches, subsidiaries and jointly controlled entities granted with tax concession are set out below:

    Name of branches, subsidiaries
    and jointly controlled entities                   Preferential tax rate   Reasons for granting concession

    Sinopec National Star Xinan Branch                         15%            Tax preferential policy in the western part of China
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec National Star Xibei Branch                         15%            Tax preferential policy in the western part of China
    Sinopec Southern Exploration Branch                        15%            Tax preferential policy in the western part of China
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shanghai Petrochemical Company Limited             15%            The first batch of joint stock enterprise which
                                                                              successfully got listed overseas
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yizheng Chemical Fibre Company Limited             15%            The first batch of joint stock enterprise which
                                                                              successfully got listed overseas
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yangzi Petrochemical Company Limited               15%            High technology enterprise
    Sinopec Zhongyuan Petroleum Company Limited                15%            High technology enterprise
-----------------------------------------------------------------------------------------------------------------------------------
    Petro-CyberWorks Information                               15%            High technology enterprise
       Technology Company Limited
-----------------------------------------------------------------------------------------------------------------------------------
    Shanghai Secco Petrochemical Company Limited      2-year exemption and    Foreign investment enterprise
                                                      3-year 50% reduction
-----------------------------------------------------------------------------------------------------------------------------------
    BASF-YPC Company Limited                          2-year exemption and    Foreign investment enterprise
                                                      3-year 50% reduction
-----------------------------------------------------------------------------------------------------------------------------------


4   CASH AT BANK AND IN HAND

    The Group
                                                          AT 30 JUNE 2005                       At 31 December 2004
                                               ORIGINAL                                Original
                                               CURRENCY     EXCHANGE          RMB      currency     Exchange          RMB
                                               MILLIONS        RATES     MILLIONS      millions        rates     millions

    Cash in hand
    ------------------------------------------------------------------------------------------------------------------------
       Renminbi                                                                61                                     115
       ---------------------------------------------------------------------------------------------------------------------
    Cash at bank
    ------------------------------------------------------------------------------------------------------------------------
       Renminbi                                                            12,759                                  12,621
       ---------------------------------------------------------------------------------------------------------------------
       US Dollars                                    63       8.2765          527            96       8.2765          795
       ---------------------------------------------------------------------------------------------------------------------
       Hong Kong Dollars                            124       1.0649          133            47       1.0637           50
       ---------------------------------------------------------------------------------------------------------------------
       Japanese Yen                                 253       0.0751           19           220       0.0797           18
       ---------------------------------------------------------------------------------------------------------------------
       Euro                                           3       9.9610           26             1      11.2627           10
       ---------------------------------------------------------------------------------------------------------------------
                                                                           13,525                                  13,609
    ------------------------------------------------------------------------------------------------------------------------
    Deposits at related parties
    ------------------------------------------------------------------------------------------------------------------------
       Renminbi                                                             1,796                                   4,657
       ---------------------------------------------------------------------------------------------------------------------
       US Dollars                                    --       8.2765            1             2       8.2765           14
       ---------------------------------------------------------------------------------------------------------------------
    TOTAL CASH AT BANK AND IN HAND                                         15,322                                  18,280
    ========================================================================================================================

    The Company
                                                       AT 30 JUNE 2005                       At 31 December 2004
                                            ORIGINAL                                Original
                                            CURRENCY     EXCHANGE          RMB      currency     Exchange          RMB
                                            MILLIONS        RATES     MILLIONS      millions        rates     millions

    Cash in hand
    ----------------------------------------------------------------------------------------------------------------------
       Renminbi                                                             14                                     107
       -------------------------------------------------------------------------------------------------------------------
    Cash at bank
    ----------------------------------------------------------------------------------------------------------------------
       Renminbi                                                          4,366                                   4,892
       -------------------------------------------------------------------------------------------------------------------
       US Dollars                                  2       8.2765           16             1       8.2765            6
       -------------------------------------------------------------------------------------------------------------------
                                                                         4,396                                   5,005
    ----------------------------------------------------------------------------------------------------------------------
    Deposits at related parties
    ----------------------------------------------------------------------------------------------------------------------
       Renminbi                                                            295                                   1,280
       -------------------------------------------------------------------------------------------------------------------
       US Dollars                                  --       8.2765           1             2       8.2765           14
       -------------------------------------------------------------------------------------------------------------------
    TOTAL CASH AT BANK AND IN HAND                                       4,692                                   6,299
    ======================================================================================================================

Deposits at related parties represent deposits placed at Sinopec Finance Company Limited. Interest income is calculated at market rate.



5   BILLS RECEIVABLE
    Bills receivable represents mainly the bills of acceptance issued by banks for sales of goods and products.


6   TRADE ACCOUNTS RECEIVABLE

                                                                     The Group                         The Company
                                                            AT 30 JUNE    At 31 December        At 30 June    At 31 December
                                                                  2005              2004              2005              2004
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Subsidiaries                                                    --                --             5,142             5,026
    -------------------------------------------------------------------------------------------------------------------------------
    Sinopec Group Company and fellow subsidiaries                2,705             2,349               812               858
    -------------------------------------------------------------------------------------------------------------------------------
    Associates                                                     563                89                27                19
    -------------------------------------------------------------------------------------------------------------------------------
    Jointly controlled entities                                    404                --               248                --
    -------------------------------------------------------------------------------------------------------------------------------
    Others                                                      15,127            10,989             5,300             5,179
    -------------------------------------------------------------------------------------------------------------------------------
                                                                18,799            13,427            11,529            11,082
    -------------------------------------------------------------------------------------------------------------------------------
    Less: Allowance for doubtful accounts                        3,552             3,671             2,739             2,837
    -------------------------------------------------------------------------------------------------------------------------------
    TOTAL                                                       15,247             9,756             8,790             8,245
    ======================================================================================================================

    Allowance for doubtful accounts are analysed as follows:

                                                                     The Group                         The Company
                                                            AT 30 JUNE    At 31 December        At 30 June    At 31 December
                                                                  2005              2004              2005              2004
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Balance at 1 January                                         3,671             3,185             2,837             2,299
    -------------------------------------------------------------------------------------------------------------------------------
    Provision for the period/year                                   76               931                51               708
    -------------------------------------------------------------------------------------------------------------------------------
    Written back for the period/year                              (194)              (85)             (149)              (37)
    -------------------------------------------------------------------------------------------------------------------------------
    Written off for the period/year                                 (1)             (360)               --              (133)
    -------------------------------------------------------------------------------------------------------------------------------
    BALANCE AT 30 JUNE/31 DECEMBER                               3,552             3,671             2,739             2,837
    ======================================================================================================================


    Ageing analysis on trade accounts receivable are as follows:

                                                                         The Group
                                                   AT 30 JUNE 2005                            At 31 December 2004
                                     AMOUNT              ALLOWANCE                 Amount             Allowance
                                        RMB                    RMB                    RMB                   RMB
                                   millions           %   millions           %   millions           %  millions            %

    Within one year                  14,964        79.6        201         1.3      9,546        71.1       390          4.1
    -------------------------------------------------------------------------------------------------------------------------------
    Between one and two years           278         1.5         52        18.7        308         2.3        83         26.9
    -------------------------------------------------------------------------------------------------------------------------------
    Between two and three years         259         1.4        124        47.9        527         3.9       361         68.5
    -------------------------------------------------------------------------------------------------------------------------------
    Over three years                  3,298        17.5      3,175        96.3      3,046        22.7     2,837         93.1
    -------------------------------------------------------------------------------------------------------------------------------
    TOTAL                            18,799       100.0      3,552                 13,427       100.0     3,671
    ======================================================================================================================

                                                                        The Company
                                                   AT 30 JUNE 2005                            At 31 December 2004
                                     AMOUNT              ALLOWANCE                 Amount             Allowance
                                        RMB                    RMB                    RMB                   RMB
                                   millions           %   millions           %   millions           %  millions            %

    Within one year                   8,706        75.5        139         1.6      8,103        73.1       275          3.4
    -------------------------------------------------------------------------------------------------------------------------------
    Between one and two years           186         1.6         38        20.4        193         1.8        66         34.2
    -------------------------------------------------------------------------------------------------------------------------------
    Between two and three years         135         1.2         86        63.7        334         3.0       251         75.1
    -------------------------------------------------------------------------------------------------------------------------------
    Over three years                  2,502        21.7      2,476        99.0      2,452        22.1     2,245         91.6
    -------------------------------------------------------------------------------------------------------------------------------
    TOTAL                            11,529       100.0      2,739                 11,082       100.0     2,837
    ======================================================================================================================

    Major trade accounts receivable of the Group at 30 June 2005 are set out below:

                                                                                                               Percentage of
                                                                                                              trade accounts
    Name of entity                                                                               Balance          receivable
                                                                                            RMB millions                   %

    Trafigura Pte Limited                                                                            378                 2.0
    ---------------------------------------------------------------------------------------------------------------------------
    Baling Petrochemical Yueyang Petrochemical Company                                               283                 1.5
    ---------------------------------------------------------------------------------------------------------------------------
    Qingdao Petrochemical Plant                                                                      191                 1.0
    ---------------------------------------------------------------------------------------------------------------------------
    Maoming Petrochemical Shihua Company Limited                                                     166                 0.9
    ---------------------------------------------------------------------------------------------------------------------------
    Sinopec Railway Oil Marketing Company Limited                                                    165                 0.9
    ---------------------------------------------------------------------------------------------------------------------------

    Major trade accounts receivable of the Group at 31 December 2004 are set out below:

                                                                                                               Percentage of
                                                                                                              trade accounts
    Name of entity                                                                               Balance          receivable
                                                                                            RMB millions                   %

    Baling Petrochemical Yueyang Petrochemical Company                                               393                 2.9
    ---------------------------------------------------------------------------------------------------------------------------
    Qingdao Petrochemical Plant                                                                      379                 2.8
    ---------------------------------------------------------------------------------------------------------------------------
    Petrolimex Vietnam                                                                               311                 2.3
    ---------------------------------------------------------------------------------------------------------------------------
    Phibro GmbH                                                                                      294                 2.2
    ---------------------------------------------------------------------------------------------------------------------------
    Maoming Petrochemical Shihua Company Limited                                                     248                 1.8
    ---------------------------------------------------------------------------------------------------------------------------

    Except for the balances disclosed in Note 40, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of trade accounts receivable.

    During the six-month period ended 30 June 2005, the Group and the Company had no individually significant trade accounts receivable which had been fully or substantially provided for.

    During the six-month period ended 30 June 2005, the Group and the Company had no individually significant write off or recover of doubtful debts which had been fully or substantially provided for in prior years.

    At 30 June 2005 and 31 December 2004, the Group and the Company had no individually significant trade accounts receivable that aged over three years.


7   OTHER RECEIVABLES

                                                                     The Group                         The Company
                                                            AT 30 JUNE    At 31 December        AT 30 JUNE    At 31 December
                                                                  2005              2004              2005              2004
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Subsidiaries                                                    --                --             7,810            11,004
    ----------------------------------------------------------------------------------------------------------------------------
    Sinopec Group Company and fellow subsidiaries                4,032             6,135             3,578             5,616
   -----------------------------------------------------------------------------------------------------------------------------
    Associates                                                     556               308               426               260
   -----------------------------------------------------------------------------------------------------------------------------
    Others                                                      10,544             9,515             7,631             6,168
   -----------------------------------------------------------------------------------------------------------------------------
                                                                15,132            15,958            19,445            23,048
   -----------------------------------------------------------------------------------------------------------------------------
    Less: Allowance for doubtful accounts                        3,450             3,496             3,308             3,423
   -----------------------------------------------------------------------------------------------------------------------------
    TOTAL                                                       11,682            12,462            16,137            19,625
   =============================================================================================================================

    Allowance for doubtful accounts are analysed as follows:

                                                                     The Group                         The Company
                                                            AT 30 JUNE    At 31 December        AT 30 JUNE    At 31 December
                                                                  2005              2004              2005              2004
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Balance at 1 January                                         3,496             2,348             3,423             1,967
   -----------------------------------------------------------------------------------------------------------------------------
    Provision for the period/year                                  218             1,245                80             1,514
   -----------------------------------------------------------------------------------------------------------------------------
    Written back for the period/year                              (256)              (41)             (189)              (26)
   -----------------------------------------------------------------------------------------------------------------------------
    Written off for the period/year                                 (8)              (56)               (6)              (32)
   -----------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June/31 December                               3,450             3,496             3,308             3,423
   =============================================================================================================================

    Ageing analysis of other receivables are as follows:


                                                                         The Group
                                                   AT 30 JUNE 2005                            At 31 December 2004
                                     AMOUNT              ALLOWANCE                 Amount             Allowance
                                        RMB                    RMB                    RMB                   RMB
                                   millions           %   millions           %   millions           %  millions            %

    Within one year                   8,776        58.0         23         0.3      8,577        53.8        14          0.2
    ---------------------------------------------------------------------------------------------------------------------------
    Between one and two years           888         5.9        129        14.5        485         3.0        17          3.5
    ---------------------------------------------------------------------------------------------------------------------------
    Between two and three years         200         1.3        100        50.0      3,549        22.2       430         12.1
    ---------------------------------------------------------------------------------------------------------------------------
    Over three years                  5,268        34.8      3,198        60.7      3,347        21.0     3,035         90.7
    ---------------------------------------------------------------------------------------------------------------------------
    TOTAL                            15,132       100.0      3,450                 15,958       100.0     3,496
    ===========================================================================================================================

                                                                        The Company
                                                   AT 30 JUNE 2005                            At 31 December 2004
                                     AMOUNT              ALLOWANCE                 Amount             Allowance
                                        RMB                    RMB                    RMB                   RMB
                                   millions           %   millions           %   millions           %  millions            %

    Within one year                  13,959        71.8         14         0.1     16,168        70.1        12          0.1
    ---------------------------------------------------------------------------------------------------------------------------
    Between one and two years           701         3.6        613        87.4        923         4.0       592         64.1
    ---------------------------------------------------------------------------------------------------------------------------
    Between two and three years         129         0.7         39        30.2      2,620        11.4        48          1.8
    ---------------------------------------------------------------------------------------------------------------------------
    Over three years                  4,656        23.9      2,642        56.7      3,337        14.5     2,771         83.0
    ---------------------------------------------------------------------------------------------------------------------------
    TOTAL                            19,445       100.0      3,308                 23,048       100.0     3,423
    ===========================================================================================================================


    Major other receivables of the Group at 30 June 2005 are set out below:

                                                                                                               Percentage of
    Name of entity                                                    Particulars                Balance   other receivables
                                                                                            RMB millions                   %

    China Petrochemical Corporation                                   Current Account              2,002                13.2
    ---------------------------------------------------------------------------------------------------------------------------
    Jinhuang Real Estate Company Limited                              Current Account                219                 1.4
    ---------------------------------------------------------------------------------------------------------------------------
    Shenzhen Material Group Company                                   Current Account                200                 1.3
    ---------------------------------------------------------------------------------------------------------------------------
    Sinopec Shengli Oil Field Dynamic Company Limited                 Current Account                200                 1.3
    ---------------------------------------------------------------------------------------------------------------------------
    China Ruilian Industrial Group Corporation                        Current Account                184                 1.2
    ---------------------------------------------------------------------------------------------------------------------------


    Major other receivables of the Group at 31 December 2004 are set out below:

                                                                                                               Percentage of
    Name of entity                                                    Particulars                Balance   other receivables
                                                                                            RMB millions                   %
    China Petrochemical Corporation                                   Current Account              2,502                15.7
    ---------------------------------------------------------------------------------------------------------------------------
    Jinhuang Real Estate Company Limited                              Current Account                219                 1.4
    ---------------------------------------------------------------------------------------------------------------------------
    China Ruilian Industrial Group Corporation                        Current Account                184                 1.2
    ---------------------------------------------------------------------------------------------------------------------------
    Anhui Jinyu Highway Development Company Limited                   Current Account                121                 0.8
    ---------------------------------------------------------------------------------------------------------------------------
    Anhui He Chao Wu Highway Company Limited                          Current Account                107                 0.7
    -------------------------------------------------------------------------------------------------------------------------------


    Except for the balances disclosed in Note 40, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of other receivables.

    During the six-month period ended 30 June 2005, the Group and the Company had no individually significant other receivables which had been fully or substantially provided for.

    During the six-month period ended 30 June 2005, the Group and the Company had no individually significant write off or recover of doubtful debts which had been fully or substantially provided for in prior years.

    At 30 June 2005, other than the other receivables due from Sinopec Group Company, the Group and the Company had no individually significant other receivables that aged over three years.

8   ADVANCE PAYMENTS
    All advance payments are aged within one year.

    Except for the balances disclosed in Note 40, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of advance payments.

9   INVENTORIES

                                                                     The Group                         The Company
                                                            AT 30 JUNE    At 31 December        AT 30 JUNE    At 31 December
                                                                  2005              2004              2005              2004
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Raw materials                                               45,112            32,581            18,044            14,544
    ---------------------------------------------------------------------------------------------------------------------------
    Work in progress                                            11,598             8,341             3,877             3,605
    ---------------------------------------------------------------------------------------------------------------------------
    Finished goods                                              19,248            20,804            16,020            15,163
    ---------------------------------------------------------------------------------------------------------------------------
    Spare parts and consumables                                  3,445             3,098             1,430             1,033
    ---------------------------------------------------------------------------------------------------------------------------
                                                                79,403            64,824            39,371            34,345
    ---------------------------------------------------------------------------------------------------------------------------
    Less: Provision for diminution in value of inventories         936               906               371               394
    ---------------------------------------------------------------------------------------------------------------------------
                                                                78,467            63,918            39,000            33,951
    ===========================================================================================================================

    All of the above inventories are purchased or self-manufactured.

    Provision for diminution in value of inventories is mainly against finished goods and spare parts.

    Provision for diminution in value of inventories are analysed as follows:

                                                                     The Group                         The Company
                                                            AT 30 JUNE    At 31 December        AT 30 JUNE    At 31 December
                                                                  2005              2004              2005              2004
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Balance at 1 January                                           906               519               394               226
    -----------------------------------------------------------------------------------------------------------------------------
    Provision for the period/year                                  131               621                38               314
    -----------------------------------------------------------------------------------------------------------------------------
    Written back for the period/year                               (61)             (188)              (37)             (124)
    -----------------------------------------------------------------------------------------------------------------------------
    Written off                                                    (40)              (46)              (24)              (22)
    -----------------------------------------------------------------------------------------------------------------------------
    BALANCE AT 30 JUNE/31 DECEMBER                                 936               906               371               394
    =============================================================================================================================

    The cost of inventories recognised as costs and expenses by the Group and the Company amounted to RMB 298,803 million (2004: RMB 211,880 million) and RMB 218,070 million (2004: RMB 158,638 million) for the six-month period ended 30 June 2005.

10  LONG-TERM EQUITY INVESTMENTS

    The Group

                                                                  Unlisted                        Provision
                                                                 stock and           Equity             for
                                              Listed stock    other equity       investment      impairment
                                                investment      investment      differences          losses            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions

    Balance at 1 January 2005                          790          12,589              383            (353)          13,409
    -----------------------------------------------------------------------------------------------------------------------------
    Addition for the period                             --             505            1,358               --            1,863
    -----------------------------------------------------------------------------------------------------------------------------
    Share of profits less losses from investments
      accounted for under the equity method             35             330               --               --              365
    -----------------------------------------------------------------------------------------------------------------------------
    Long-term equity investments accounted for
      as jointly controlled entities                    --          (3,516)              --               --           (3,516)
    -----------------------------------------------------------------------------------------------------------------------------
    Dividends receivable/received                      (48)           (217)              --               --             (265)
    -----------------------------------------------------------------------------------------------------------------------------
    Disposal for the period                             --            (121)              --               --             (121)
    -----------------------------------------------------------------------------------------------------------------------------
    Amortisation for the period                         --              --           (1,169)              --           (1,169)
    -----------------------------------------------------------------------------------------------------------------------------
    Movement of provision for impairment losses         --              --               --             (17)              (17)
    -----------------------------------------------------------------------------------------------------------------------------
    BALANCE AT 30 JUNE 2005                            777           9,570              572            (370)           10,549
    =============================================================================================================================


    The Company
                                                                  Unlisted                        Provision
                                                                 stock and           Equity             for
                                              Listed stock    other equity       investment      impairment
                                                investment      investment      differences          losses            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions

    Balance at 1 January 2005                       49,731          74,235              400            (155)          124,211
    ----------------------------------------------------------------------------------------------------------------------------
    Addition for the period                             --           3,897            1,352               --            5,249
    ----------------------------------------------------------------------------------------------------------------------------
    Reclassification                                (6,856)          6,856               --               --               --
    ----------------------------------------------------------------------------------------------------------------------------
    Share of profits less losses from investments
      accounted for under the equity method          5,417           9,021               --               --           14,438
    ----------------------------------------------------------------------------------------------------------------------------
    Dividends receivable/received                   (2,487)        (13,399)              --               --          (15,886)
    ----------------------------------------------------------------------------------------------------------------------------
    Disposal for the period                             --            (102)              --               --             (102)
    ----------------------------------------------------------------------------------------------------------------------------
    Amortisation for the period                         --              --           (1,170)              --           (1,170)
    ----------------------------------------------------------------------------------------------------------------------------
    Movement of provision for impairment losses         --              --               --              (7)               (7)
    ----------------------------------------------------------------------------------------------------------------------------
    BALANCE AT 30 JUNE 2005                         45,805          80,508              582            (162)          126,733
    ============================================================================================================================

    Provision for impairment losses are analysed as follows:

                                                                     The Group                         The Company
                                                            AT 30 JUNE    At 31 December        AT 30 JUNE    At 31 December
                                                                  2005              2004              2005              2004
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Balance at 1 January                                           353               271               155               160
    --------------------------------------------------------------------------------------------------------------------------
    Provision for the period/year                                   40                96                 7                 2
    --------------------------------------------------------------------------------------------------------------------------
    Written back for the period/year                                (5)               (8)               --                (2)
    --------------------------------------------------------------------------------------------------------------------------
    Written off                                                    (18)               (6)               --                (5)
    --------------------------------------------------------------------------------------------------------------------------
    BALANCE AT 30 JUNE/31 DECEMBER                                 370               353               162               155
    ==========================================================================================================================

    At 30 June 2005 and 31 December 2004, the Group and the Company had no individually significant long-term equity investments which had been provided for.

    Other equity investments represent the Group's interests in PRC domiciled enterprises which are mainly engaged in non-oil and gas and chemical activities and operations. This includes non-consolidated entities which the Group has over 50% equity interest but the costs of investment are not significant or the Group has no control on the entities. Stock investments of the Company represent investments in subsidiaries, associates and jointly controlled entities. Details of the Company's principal subsidiaries are set out in Note 41.

    At 30 June 2005, details of listed stock investment of the Group are as follows:

                                                                                      Shares of
                                               Percentage                               profits                            Market
                                                of equity                             accounted                Balance      value
                                                 interest      Initial   Balance at   for under    Dividends        at         at
                            Type of    No. of     held by   investment    1 January  the equity  receivable/   30 June    30 June
Name of investee    equity interest    shares   the Group         cost         2005      method     received      2005       2005*
  enterprise                          millions                     RMB          RMB         RMB          RMB       RMB        RMB
                                                              millions     millions    millions     millions  millions   millions
Sinopec Shengli       Legal person         96      26.33%          223          461          24        (29)      456        471
  Oil Field                 shares
  Dynamic Co
  Ltd
-----------------------------------------------------------------------------------------------------------------------------------
Sinopec Shandong      Legal person        186      38.68%          124          329          11        (19)      321        524
  Taishan                   shares
  Petroleum Co
  Ltd
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                790          35        (48)      777
===================================================================================================================================

    *  Information of market price is sourced from Shenzhen Stock Exchange.

    At 30 June 2005, details of principal unlisted stock and other equity investment of the Group are as follows:

                                                                                              Share of
                                                                                               profits/
                                                                                               (losses)
                                                      Percentage                              accounted
                                                       of equity     Balance                   for the                   Balance
                              Initial                   interest          at     Addition        under      Dividends         at
                           investment    Investment      held by   1 January      for the       equity    receivable/    30 June
Name of investee                 cost       period     the Group        2005         year       method       received       2005
   enterprise                     RMB                                    RMB          RMB          RMB            RMB       RMB
                             millions                               millions     millions     millions      millions    millions

Sinopec Finance
  Company Limited               1,205           --          40%        1,311           --          69            --      1,380
---------------------------------------------------------------------------------------------------------------------------------
Shanghai Petroleum
  National Gas
  Corporation                     300           --          30%          912           --         131          (135)       908
---------------------------------------------------------------------------------------------------------------------------------
Shanghai Chemical
  Industry Park
  Development
  Company Limited                 608     30 years          38%          651           --         (15)           (2)       634
---------------------------------------------------------------------------------------------------------------------------------
China Shipping &
  Sinopec Suppliers
  Company Limited                 438           --          50%          468           --          19            --        487
---------------------------------------------------------------------------------------------------------------------------------
Sinopec Changjiang Fuel
  Company Limited                 190     20 years          50%          251           --         (16)           --        235
---------------------------------------------------------------------------------------------------------------------------------
Hunan Highway
  Industrial
  Development
  Company Limited                 215           --          49%          218           --           --           --        218
---------------------------------------------------------------------------------------------------------------------------------
Beijng International
 Trust and Investment
 Company Limited                  200           --           8%            --         200           --           --        200
---------------------------------------------------------------------------------------------------------------------------------
Zhejiang Express
  Petroleum Development
  Company Limited                 174     30 years          50%            --         174           2            --        176
---------------------------------------------------------------------------------------------------------------------------------
China Gas Holdings Ltd            136           --          11%          136           --          --            --        136
---------------------------------------------------------------------------------------------------------------------------------
Sinopec Railway Oil
 Marketing Company
 Limited                           74     20 years          50%          110           24          18           (48)       104
---------------------------------------------------------------------------------------------------------------------------------
Shanghai Jinpu
  Packaging Material
  Company Limite                  102     30 years          50%           93           --          (3)           --         90
---------------------------------------------------------------------------------------------------------------------------------

   No provision for individually significant impairment losses or individually significant equity investment difference was made for the long-term equity investments as set out above.

   At 30 June 2005, the Group's and the Company's proportion of the total investments to the net assets was 5% (2004: 7%) and 64% (2004: 66%) respectively.

11  FIXED ASSETS

    The Group -- by segment

                                                Exploration                 Marketing
                                                        and                       and
                                                 production    Refining  distribution    Chemicals      Others         Total
                                                        RMB         RMB           RMB          RMB         RMB           RMB
                                                   millions     millions     millions     millions    millions      millions
    Cost/valuation:
    ----------------------------------------------------------------------------------------------------------------------------
    At 1 January 2005                               170,457     117,063       64,775       163,075        4,092      519,462
    ----------------------------------------------------------------------------------------------------------------------------
    Addition for the period                               8          85           77            96          147          413
    ----------------------------------------------------------------------------------------------------------------------------
    Transferred from construction in progress         3,386       3,120        5,753        15,390           95       27,744
    ----------------------------------------------------------------------------------------------------------------------------
    Proportionate share of a new jointly
      controlled entity                                  --          --           --         1,315           --        1,315
    ----------------------------------------------------------------------------------------------------------------------------
    Disposals                                           (97)        (84)        (220)         (102)         (18)        (521)
    ----------------------------------------------------------------------------------------------------------------------------
    At 30 June 2005                                 173,754     120,184       70,385       179,774        4,316      548,413
    ----------------------------------------------------------------------------------------------------------------------------
    Accumulated depreciation:
    ----------------------------------------------------------------------------------------------------------------------------
    At 1 January 2005                                86,550      56,614       11,657        87,282        1,407      243,510
    ----------------------------------------------------------------------------------------------------------------------------
    Depreciation charge for the period                5,451       3,271        1,357         4,894          134       15,107
    ----------------------------------------------------------------------------------------------------------------------------
    Written back on disposal                            (87)        (58)         (95)          (54)          (6)        (300)
    ----------------------------------------------------------------------------------------------------------------------------
    At 30 June 2005                                  91,914      59,827       12,919        92,122        1,535      258,317
    ----------------------------------------------------------------------------------------------------------------------------

    ----------------------------------------------------------------------------------------------------------------------------
    Net book value:
    ----------------------------------------------------------------------------------------------------------------------------
    At 30 June 2005                                  81,840      60,357       57,466        87,652        2,781      290,096
    ----------------------------------------------------------------------------------------------------------------------------
    At 31 December 2004                              83,907      60,449       53,118        75,793        2,685      275,952
    ============================================================================================================================

    The Company -- by segment

                                                Exploration                 Marketing
                                                        and                       and
                                                 production    Refining  distribution    Chemicals      Others           Total
                                                        RMB         RMB           RMB          RMB         RMB             RMB
                                                   millions    millions      millions     millions    millions        millions
    Cost/valuation:
    -----------------------------------------------------------------------------------------------------------------------------
    At 1 January 2005                                61,025      87,893       61,413        57,719        3,070      271,120
    -----------------------------------------------------------------------------------------------------------------------------
    Addition for the period                               8          66           54             --          120          248
    -----------------------------------------------------------------------------------------------------------------------------
    Transferred from construction in progress         2,352       1,426        3,733           142           90        7,743
    -----------------------------------------------------------------------------------------------------------------------------
    Disposals                                           (97)         (9)        (196)          (11)          (4)        (317)
    -----------------------------------------------------------------------------------------------------------------------------
    At 30 June 2005                                  63,288      89,376       65,004        57,850        3,276      278,794
    -----------------------------------------------------------------------------------------------------------------------------
    Accumulated depreciation:
    -----------------------------------------------------------------------------------------------------------------------------
    At 1 January 2005                                26,483      42,803       11,117        32,112        1,057      113,572
    -----------------------------------------------------------------------------------------------------------------------------
    Depreciation charge for the period                2,081       2,557        1,281         1,531           89        7,539
    -----------------------------------------------------------------------------------------------------------------------------
    Written back on disposal                            (87)         (7)         (92)           (7)          (1)        (194)
    -----------------------------------------------------------------------------------------------------------------------------
    At 30 June 2005                                  28,477      45,353       12,306        33,636        1,145      120,917
    -----------------------------------------------------------------------------------------------------------------------------

    -----------------------------------------------------------------------------------------------------------------------------
    Net book value:
    -----------------------------------------------------------------------------------------------------------------------------
    At 30 June 2005                                  34,811      44,023       52,698        24,214        2,131      157,877
    -----------------------------------------------------------------------------------------------------------------------------
    At 31 December 2004                              34,542      45,090       50,296        25,607        2,013      157,548
    =============================================================================================================================

    The Group -- by asset class

                                                                                Oil depots,          Plant,
                                                                             storage tanks machinery,
                                                  Land and     Oil and gas      and service       equipment
                                                 buildings      properties         stations      and others            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions
    Cost/valuation:
    -----------------------------------------------------------------------------------------------------------------------------
    At 1 January 2005                               47,107         151,945           59,963         260,447          519,462
    -----------------------------------------------------------------------------------------------------------------------------
    Addition for the period                             43               1               63             306              413
    -----------------------------------------------------------------------------------------------------------------------------
    Transferred from construction in progress        1,265           3,130            5,054          18,295           27,744
    -----------------------------------------------------------------------------------------------------------------------------
    Proportionate share of a new jointly
      controlled entity                                469               --                --           846            1,315
    -----------------------------------------------------------------------------------------------------------------------------
    Disposals                                         (117)            (59)            (156)           (189)            (521)
    -----------------------------------------------------------------------------------------------------------------------------
    At 30 June 2005                                 48,767         155,017           64,924         279,705          548,413
    -----------------------------------------------------------------------------------------------------------------------------
    Accumulated depreciation:
    -----------------------------------------------------------------------------------------------------------------------------
    At 1 January 2005                               19,988          77,666           10,493         135,363          243,510
    -----------------------------------------------------------------------------------------------------------------------------
    Depreciation charge for the period                 808           5,120            1,193           7,986           15,107
    -----------------------------------------------------------------------------------------------------------------------------
    Written back on disposal                           (42)            (50)             (60)           (148)            (300)
    -----------------------------------------------------------------------------------------------------------------------------
    At 30 June 2005                                 20,754          82,736           11,626         143,201          258,317
    -----------------------------------------------------------------------------------------------------------------------------

    -----------------------------------------------------------------------------------------------------------------------------
    Net book value:
    -----------------------------------------------------------------------------------------------------------------------------
    At 30 June 2005                                 28,013          72,281           53,298         136,504          290,096
    -----------------------------------------------------------------------------------------------------------------------------
    At 31 December 2004                             27,119          74,279           49,470         125,084          275,952
    =============================================================================================================================

The Company -- by asset class

                                                                        Oil depots,          Plant,
                                                                     storage tanks       machinery,
                                          Land and     Oil and gas      and service       equipment
                                         buildings      properties         stations      and others            Total
                                      RMB millions    RMB millions     RMB millions    RMB millions     RMB millions
Cost/valuation:
------------------------------------------------------------------------------------------------------------------------
At 1 January 2005                           25,187          53,307           56,824         135,802          271,120
------------------------------------------------------------------------------------------------------------------------
Addition for the period                          7               1               43             197              248
------------------------------------------------------------------------------------------------------------------------
Transferred from
construction in progress                       503           2,098            3,066           2,076            7,743
------------------------------------------------------------------------------------------------------------------------
Disposals                                      (54)            (59)            (136)            (68)            (317)
------------------------------------------------------------------------------------------------------------------------
At 30 June 2005                             25,643          55,347           59,797         138,007          278,794
------------------------------------------------------------------------------------------------------------------------
Accumulated depreciation:
------------------------------------------------------------------------------------------------------------------------
At 1 January 2005                            9,672          24,299           10,116          69,485          113,572
------------------------------------------------------------------------------------------------------------------------
Depreciation charge for the period             478           1,933            1,170           3,958            7,539
------------------------------------------------------------------------------------------------------------------------
Written back on disposal                       (23)            (50)             (58)            (63)            (194)
------------------------------------------------------------------------------------------------------------------------
At 30 June 2005                             10,127          26,182           11,228          73,380          120,917
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
Net book value:
------------------------------------------------------------------------------------------------------------------------
At 30 June 2005                             15,516          29,165           48,569          64,627          157,877
------------------------------------------------------------------------------------------------------------------------
At 31 December 2004                         15,515          29,008           46,708          66,317          157,548
========================================================================================================================

    Fixed assets and construction in progress of the Group at 30 September 1999 were valued by registered valuers. The valuation was reviewed and approved by the MOF (Note 1). Surplus on revaluation was RMB 29,093 million and deficit on revaluation was RMB 3,210 million. A net surplus on revaluation of RMB 25,883 million was resulted which has been incorporated in the Group's financial statements since the year ended 31 December 1999.

    In accordance with the relevant rules and regulations in respect of the acquisition of Sinopec National Star, fixed assets and construction in progress of Sinopec National Star have been valued by a firm of independent valuers. Surplus on revaluation of RMB 541 million has been incorporated in the Group's financial statements since the year ended 31 December 2001.

    In accordance with the relevant rules and regulations in respect of the Acquisition of Ethylene Assets, fixed assets and construction in progress of Sinopec Maoming have been revalued by a firm of independent valuers. Deficit on revaluation of RMB 86 million has been incorporated in the Group's financial statements since the year ended 31 December 2003.

    In accordance with the relevant rules and regulations in respect of the Acquisition of Refining Assets, fixed assets and construction in progress of Tahe Petrochemical and Xi'an Petrochemical have been revalued by a firm of independent valuers. Surplus on revaluation of RMB 82 million has been incorporated in the Group's financial statements since the year ended 31 December 2003.

    In accordance with the relevant rules and regulations in respect of the Acquisition of Acquired Assets, fixed assets and construction in progress of the Acquired Assets have been revalued by independent valuers. Surplus on revaluation of RMB 492 million has been incorporated in the Group's financial statements for the year ended 31 December 2004.

    At 30 June 2005, the carrying amounts of fixed assets that were pledged by the Group and the Company were RMB 100 million (2004: RMB 123 million) and RMB 10 million (2004: RMB 10 million) respectively.

    Provision for impairment losses on fixed assets are analysed as follows:

The Group -- by segment

                                Exploration                        Marketing
                                        and                              and
                                 production        Refining     Distribution       Chemicals            Total
                               RMB millions    RMB millions     RMB millions    RMB millions     RMB millions

At 1 January 2005                       783              64            1,769           3,200            5,816
--------------------------------------------------------------------------------------------------------------------
Addition for the period                  --              --                5             392              397
--------------------------------------------------------------------------------------------------------------------
At 30 June 2005                         783              64            1,774           3,592            6,213
====================================================================================================================


The Company -- by segment


                                 Exploration                        Marketing
                                         and                              and
                                  production        Refining     Distribution       Chemicals            Total
                                RMB millions    RMB millions     RMB millions    RMB millions     RMB millions

At 1 January 2005                        720              13            1,737           1,568            4,038
---------------------------------------------------------------------------------------------------------------------
Addition for the period                   --              --                5              --                5
---------------------------------------------------------------------------------------------------------------------
At 30 June 2005                          720              13            1,742           1,568            4,043
=====================================================================================================================

    The Group -- by asset class

                                                                                Oil depots,          Plant,
                                                                          storage tanks      machinery,
                                              Land and     Oil and gas      and service       equipment
                                             buildings      properties         stations      and others            Total
                                          RMB millions    RMB millions     RMB millions    RMB millions     RMB millions

At 1 January 2005                                  331             783            1,249           3,453            5,816
-----------------------------------------------------------------------------------------------------------------------------
Addition for the period                             --              --                5             392              397
-----------------------------------------------------------------------------------------------------------------------------
At 30 June 2005                                    331             783            1,254           3,845            6,213
=============================================================================================================================


   The Company -- by asset class

                                                                            Oil depots,          Plant,
                                                                          storage tanks      machinery,
                                              Land and     Oil and gas      and service       equipment
                                             buildings      properties         stations      and others            Total
                                          RMB millions    RMB millions     RMB millions    RMB millions     RMB millions

At 1 January 2005                                  184             720            1,249           1,885            4,038
-----------------------------------------------------------------------------------------------------------------------------
Addition for the period                             --              --                5              --                5
-----------------------------------------------------------------------------------------------------------------------------
At 30 June 2005                                    184             720            1,254           1,885            4,043
=============================================================================================================================

    Provision for impairment losses recognised on fixed assets of the chemicals segment of RMB 392 million (2004: RMB 2,140 million) for the six-month period ended 30 June 2005 relate to certain chemicals production facilities that are held for use. The carrying values of these facilities were written down to their recoverable values which were based on the selling price less cost to sell for the six-month period ended 30 June 2005. The primary factor resulting in the provision for impairment losses of the chemicals segment was due to higher operating and production costs caused by the increase in the prices of raw materials that are not expected to be recovered through an increase in selling price.

    Provision for impairment losses recognised on fixed assets of the marketing and distribution segment of RMB 5 million (2004: RMB 623 million) for the six-month period ended 30 June 2005 primarily relate to certain service stations that were closed during the period. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

    At 30 June 2005 and 31 December 2004, the Group and the Company had no individually significant fixed assets which were temporarily idle or pending for disposal.

    At 30 June 2005 and 31 December 2004, the Group and the Company had no individually significant fully depreciated fixed assets which were still in use.

12  CONSTRUCTION MATERIALS
    At 30 June 2005 and 31 December 2004, the Group's and the Company's construction materials mainly represent the actual cost of materials such as steel and copper to be used for construction projects.

13  CONSTRUCTION IN PROGRESS

    The Group

                                              Exploration                Marketing
                                                      and                      and
                                               production    Refining  distribution     Chemicals       Others        Total
                                                      RMB         RMB           RMB           RMB          RMB          RMB
                                                 millions    millions      millions      millions     millions     millions

  At 1 January 2005                                 9,262       8,215        13,451        13,535        1,513       45,976
  -----------------------------------------------------------------------------------------------------------------------------
  Addition for the period                          11,352       3,493         6,151         2,120          249       23,365
  Addition by jointly controlled entities             396          --            --         1,500           --        1,896
  -----------------------------------------------------------------------------------------------------------------------------
  Proportionate share of a new jointly
    controlled entity                                  --          --            --         5,461           --        5,461
  -----------------------------------------------------------------------------------------------------------------------------
  Dry hole costs written off                       (1,325)         --            --            --           --       (1,325)
  -----------------------------------------------------------------------------------------------------------------------------
  Transferred to fixed assets                      (3,386)     (3,120)       (5,753)      (15,390)         (95)     (27,744)
  -----------------------------------------------------------------------------------------------------------------------------
  At 30 June 2005                                  16,299       8,588        13,849         7,226        1,667       47,629
  =============================================================================================================================

    The interest rates per annum at which borrowing costs were capitalised during the six-month period ended 30 June 2005 by the Group ranged from 3.4% to 6.1% (2004: 3.1% to 6.0%).

    The Group's proportionate share of the jointly controlled entities' construction in progress at 30 June 2005 in the exploration & production and the chemicals segments were RMB 2,449 million (2004: RMB 2,053 million) and RMB 321 million (2004: RMB 8,171 million), respectively.

    At 30 June 2005, major projects of the Group are as follows:
                                                                                                                      Accumulated
                                                                                                                         interest
                                                        At   Addition   Transfer          At     Percentage   Source  capitalised
                                      Budgeted   1 January    for the   to fixed     30 June             of       of        at 30
    Project name                        amount        2005     period     assets        2005     completion  funding    June 2005
                                           RMB         RMB        RMB        RMB         RMB          RMB                     RMB
                                      millions    millions   millions   millions    millions     millions                millions

    THE GROUP
    ------------------------------------------------------------------------------------------------------------------------------
    South-west Fuel Oil
     Pipeline Project                   3,526       2,448        393     (1,239)    1,602       81%  Bank loans &          44
                                                                                                     self-financing
    ------------------------------------------------------------------------------------------------------------------------------
    Yizheng-Changling Crude Oil
     Pipeline Project                   4,820        893        480         (1)    1,372        28%  Bank loans &
                                          22                                                         self-financing

    ------------------------------------------------------------------------------------------------------------------------------
    800,000 tonnes Ethylene             7,494         509        486          --       995      13%  Bank loans &          6
      Improvement/Expansion Project                                                                  self-financing
    ------------------------------------------------------------------------------------------------------------------------------
    Fertilizer Improvement Project      1,063         890        103          --       993      93%  Bank loans &          16
                                                                                                     self-financing
    ------------------------------------------------------------------------------------------------------------------------------
    Chaoyang Square Project             2,800         906         30          --       936      33%  Self-financing        --
    ------------------------------------------------------------------------------------------------------------------------------
    Coal in replacement of Oil
      Technology Improvement            1,256         603        165          --       768      61%  Bank loans &          19
      Project                                                                                        self-financing
    ------------------------------------------------------------------------------------------------------------------------------


    THE COMPANY

                                        Exploration                 Marketing
                                                and                       and
                                         production    Refining  distribution     Chemicals      Others        Total
                                                RMB         RMB           RMB           RMB         RMB          RMB
                                           millions    millions      millions      millions    millions     millions

    At 1 January 2005                         6,607       6,759        9,941         3,978        1,494       28,779
    -------------------------------------------------------------------------------------------------------------------
    Addition for the period                   7,383       2,292        4,372         1,375          238       15,660
    -------------------------------------------------------------------------------------------------------------------
    Dry hole costs written off                 (990)         --           --            --           --         (990)
    -------------------------------------------------------------------------------------------------------------------
    Transferred to fixed assets              (2,352)     (1,426)      (3,733)         (142)         (90)      (7,743)
    -------------------------------------------------------------------------------------------------------------------
    At 30 June 2005                          10,648       7,625       10,580         5,211        1,642       35,706
    ===================================================================================================================

    The interest rates per annum at which borrowing costs were capitalised for the six-month period ended 30 June 2005 by the Company ranged from 3.4% to 6.1% (2004: 3.1% to 6.0%).


14  INTANGIBLE ASSETS

    The Group

                                                                                Exploration
                                                  Computer                              and
                                                  software       Technical       production
                                                   license        know-how            right          Others            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions
    Cost:
    -------------------------------------------------------------------------------------------------------------------------------
    At 1 January 2005                                  852           2,286            3,163             635            6,936
    -------------------------------------------------------------------------------------------------------------------------------
    Addition for the period                             11             633               --             442            1,086
    -------------------------------------------------------------------------------------------------------------------------------
    Disposals                                           (2)             --               --             (23)             (25)
    -------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2005                                    861           2,919            3,163           1,054            7,997
    -------------------------------------------------------------------------------------------------------------------------------
    Accumulated Amortisation:
    -------------------------------------------------------------------------------------------------------------------------------
    At 1 January 2005                                  185             841              468              97            1,591
    -------------------------------------------------------------------------------------------------------------------------------
    Amortisation charge for the period                  66             138               58              43              305
    -------------------------------------------------------------------------------------------------------------------------------
    Written back on disposal                            (2)             --               --             (22)             (24)
    -------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2005                                    249             979              526             118            1,872
    -------------------------------------------------------------------------------------------------------------------------------

    -------------------------------------------------------------------------------------------------------------------------------
    Net book value:
    -------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2005                                    612           1,940            2,637             936            6,125
    -------------------------------------------------------------------------------------------------------------------------------
    At 31 December 2004                                667           1,445            2,695             538            5,345
    ===============================================================================================================================

    Except for the exploration and production right, the above intangible assets were acquired from third parties. The Company acquired Sinopec National Star together with the exploration and production right from Sinopec Group Company. The exploration and production right was valued with reference to the proved reserves of the associated oil fields. The amortisation period of the exploration and production right was 27 years. The amortisation periods of other intangible assets range from 4 to 10 years. At 30 June 2005, the remaining amortisation period of the exploration and production right was 22.5 years.

    The Company

                                                                                Exploration
                                                  Computer                              and
                                                  software       Technical       production
                                                   license        know-how            right          Others            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions
    Cost:
    -----------------------------------------------------------------------------------------------------------------------------
    At 1 January 2005                                  671           1,316            3,163             421            5,571
    -----------------------------------------------------------------------------------------------------------------------------
    Addition for the period                              6              --               --             252              258
    -----------------------------------------------------------------------------------------------------------------------------
    Disposals                                           (1)             --               --             (22)             (23)
    -----------------------------------------------------------------------------------------------------------------------------
    At 30 June 2005                                    676           1,316            3,163             651            5,806
    -----------------------------------------------------------------------------------------------------------------------------
    Accumulated Amortisation:
    -----------------------------------------------------------------------------------------------------------------------------
    At 1 January 2005                                  120             673              468              49            1,310
    -----------------------------------------------------------------------------------------------------------------------------
    Amortisation charge for the period                  55              65               58              25              203
    -----------------------------------------------------------------------------------------------------------------------------
    Written back on disposal                            (1)             --               --             (22)             (23)
    -----------------------------------------------------------------------------------------------------------------------------
    At 30 June 2005                                    174             738              526              52            1,490
    -----------------------------------------------------------------------------------------------------------------------------

    -----------------------------------------------------------------------------------------------------------------------------
    Net book value:
    -----------------------------------------------------------------------------------------------------------------------------
    At 30 June 2005                                    502             578            2,637             599            4,316
    -----------------------------------------------------------------------------------------------------------------------------
    At 31 December 2004                                551             643            2,695             372            4,261
    =============================================================================================================================

    Except for the exploration and production right, the above intangible assets were acquired from third parties. The Company acquired Sinopec National Star together with the exploration and production right from Sinopec Group Company. The exploration and production right was valued with reference to the proved reserves of the associated oil fields. The amortisation period of the exploration and production right was 27 years. The amortisation periods of other intangible assets range from 4 to 10 years. At 30 June 2005, the remaining amortisation period of the exploration and production right was 22.5 years.

15  LONG-TERM DEFERRED EXPENSES
    Long-term deferred expenses primarily represent prepaid rental expenses over one year and catalysts expenditures.

16  DEFERRED TAX ASSETS AND LIABILITIES

    The Group
                                                 Deferred tax assets       Deferred tax liabilities            Net balance
                                                      At             At           At            At            At             At
                                                 30 June    31 December      30 June   31 December       30 June    31 December
                                                    2005           2004         2005          2004          2005           2004
                                            RMB millions    RMB millions  RMB millions  RMB millions   RMB millions  RMB millions
    Current
    -----------------------------------------------------------------------------------------------------------------------------
    Provisions, primarily for
      receivables and inventories                  2,919          2,524           --            --        2,919          2,524
    -----------------------------------------------------------------------------------------------------------------------------
    Non-current
    -----------------------------------------------------------------------------------------------------------------------------
    Fixed assets                                   1,580          1,566           (3)         (198)       1,577          1,368
    -----------------------------------------------------------------------------------------------------------------------------
    Tax value of losses carried forward,
      net of valuation allowance                     200             66           --            --          200             66
    -----------------------------------------------------------------------------------------------------------------------------
    Others                                            19             10           --            --           19             10
    -----------------------------------------------------------------------------------------------------------------------------
    Deferred tax assets/ (liabilities)             4,718          4,166           (3)         (198)       4,715          3,968
    =============================================================================================================================

    The Company
                                                 Deferred tax assets       Deferred tax liabilities            Net balance
                                                      At             At           At            At            At             At
                                                 30 June    31 December      30 June   31 December       30 June    31 December
                                                    2005           2004         2005          2004          2005           2004
                                            RMB millions    RMB millions  RMB millions  RMB millions   RMB millions  RMB millions
    Current
    -----------------------------------------------------------------------------------------------------------------------------
    Provisions, primarily for
      receivables and inventories                    932         2,245            --            --           932         2,245
    -----------------------------------------------------------------------------------------------------------------------------
    Non-current
    -----------------------------------------------------------------------------------------------------------------------------
    Fixed assets                                   1,431         1,457            (1)          (16)        1,430         1,441
    -----------------------------------------------------------------------------------------------------------------------------
    Others                                            13             6            --            --            13             6
    -----------------------------------------------------------------------------------------------------------------------------
    Deferred tax assets/ (liabilities)             2,376         3,708            (1)          (16)        2,375         3,692
    =============================================================================================================================

17  SHORT-TERM LOANS

    The Group's and the Company's short-term loans represent:

                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2005              2004              2005              2004
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Short-term bank loans                                       32,129            20,009            18,819            10,527
    -----------------------------------------------------------------------------------------------------------------------------
    Loans from Sinopec Group Company
      and fellow subsidiaries                                    2,290             6,714             1,663             5,727
    -----------------------------------------------------------------------------------------------------------------------------
    Total                                                       34,419            26,723            20,482            16,254
    =============================================================================================================================

    The Group's and the Company's weighted average interest rates per annum on short-term loans were 4.3% (2004: 3.9%) and 4.4% (2004: 4.0%) respectively at 30 June 2005. The majority of the above loans are unsecured.

    At 30 June 2005 and 31 December 2004, the Group and the Company had no significant overdue short-term loans.

18  BILLS PAYABLE
    Bills payable primarily represents the bank accepted bills for the purchase of material, goods and products. The repayment term is normally from three to six months.

19  TRADE ACCOUNTS PAYABLE

    The ageing analysis of trade accounts payable are as follows:

                                                                             The Group
                                                         At 30 June 2005                   At 31 December 2004
                                                RMB millions               %      RMB millions                 %

    Within 3 months                                   21,601            63.3            12,868              54.1
    ----------------------------------------------------------------------------------------------------------------
    Between 3 and 6 months                            10,113            29.6             9,110              38.3
    ----------------------------------------------------------------------------------------------------------------
    Over 6 months                                      2,438             7.1             1,814               7.6
    ----------------------------------------------------------------------------------------------------------------
    Total                                             34,152           100.0            23,792             100.0
    ================================================================================================================

                                                                            The Company
                                                       At 30 June 2005                   At 31 December 2004
                                                RMB millions               %      RMB millions                 %

    Within 3 months                                    8,798            50.9            13,462              63.7
    ----------------------------------------------------------------------------------------------------------------
    Between 3 and 6 months                             7,340            42.4             6,183              29.3
    ----------------------------------------------------------------------------------------------------------------
    Over 6 months                                      1,158             6.7             1,492               7.0
    ----------------------------------------------------------------------------------------------------------------
    Total                                             17,296           100.0            21,137             100.0
    ================================================================================================================

    Except for the balances disclosed in Note 40, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of trade accounts payable.

    At 30 June 2005 and 31 December 2004, the Group and the Company had no individually significant trade accounts payable aged over three years.

20  RECEIPTS IN ADVANCE
    Except for the balances disclosed in Note 40, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of receipts in advance.

    At 30 June 2005 and 31 December 2004, the Group and the Company had no individually significant receipts in advance aged over one year.

21  TAXES PAYABLE

                                                       The Group                         The Company
                                              At 30 June    At 31 December        At 30 June    At 31 December
                                                    2005              2004              2005              2004
                                            RMB millions      RMB millions      RMB millions      RMB millions

    Value added tax                               (1,060)           (1,119)           (1,249)           (1,377)
    ----------------------------------------------------------------------------------------------------------------
    Consumption tax                                  976             1,443               728             1,146
    ----------------------------------------------------------------------------------------------------------------
    Income tax                                     2,882             5,391                33             3,142
    ----------------------------------------------------------------------------------------------------------------
    Business tax                                      38                99                22                37
    ----------------------------------------------------------------------------------------------------------------
    Other taxes                                      716               927               197               222
    ----------------------------------------------------------------------------------------------------------------
    Total                                          3,552             6,741              (269)            3,170
    ================================================================================================================

    The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group and the Company as determined in accordance with the relevant income tax rules and regulations of the PRC during the six-month periods ended 30 June 2005 and 2004, except for certain branches and subsidiaries of the Company, which are taxed at a preferential rate of 15%, and certain jointly controlled entities of the Company, which are entitled to a tax holiday of a tax-free period for the first two years and a 50% reduction in income tax for the following three years.

22  OTHER PAYABLES
    At 30 June 2005 and 31 December 2004, the Group's and the Company's other payables primarily represent payables for resources compensation fee and education surcharge.

23  OTHER CREDITORS
    At 30 June 2005 and 31 December 2004, the Group's and the Company's other creditors primarily represent payables for constructions.

    Except for the balances disclosed in Note 40, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of other creditors.

    At 30 June 2005 and 31 December 2004, the Group and the Company had no individually significant other creditors aged over three years.

24  ACCRUED EXPENSES
    At 30 June 2005 and 31 December 2004, the Group's and the Company's accrued expenses primarily represent accrued interest expenses, repair and maintenance expenses, research and development expenses and other production expenses.

25  CURRENT PORTION OF LONG-TERM LIABILITIES

    The Group's and the Company's current portion of long-term liabilities represent:

                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2005              2004              2005              2004
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Long-term bank loans
    ----------------------------------------------------------------------------------------------------------------------------
       -- Renminbi loans                                         5,436             8,500             2,524             6,247
       -------------------------------------------------------------------------------------------------------------------------
       -- Japanese Yen loans                                       594               805               594               798
       -------------------------------------------------------------------------------------------------------------------------
       -- US Dollar loans                                        1,162             2,841               647             2,341
       -------------------------------------------------------------------------------------------------------------------------
       -- Euro loans                                                 6                28                 6                28
       -------------------------------------------------------------------------------------------------------------------------
       -- Hong Kong Dollar loans                                     3                 3                --                --
       -------------------------------------------------------------------------------------------------------------------------
                                                                7,201             12,177             3,771             9,414
       .........................................................................................................................
    ----------------------------------------------------------------------------------------------------------------------------
    Long-term other loans
    ----------------------------------------------------------------------------------------------------------------------------
       -- Renminbi loans                                            14                88                 3                61
       -------------------------------------------------------------------------------------------------------------------------
       -- US Dollar loans                                           30                33                28                31
       -------------------------------------------------------------------------------------------------------------------------
                                                                    44               121                31                92
       .........................................................................................................................
    Long-term loans from
       Sinopec Group Company and fellow subsidiaries
       -------------------------------------------------------------------------------------------------------------------------
       -- Renminbi loans                                            --             2,000                --             2,000
       .........................................................................................................................
       -------------------------------------------------------------------------------------------------------------------------
    Total current portion of long-term liabilities               7,245            14,298             3,802            11,506
    ----------------------------------------------------------------------------------------------------------------------------

    At 30 June 2005 and 31 December 2004, the Group and the Company had no significant overdue long-term loans.

26  LONG-TERM LOANS

    The Group's and the Company's long-term loans represent:

                                                                              The Group                    The Company
                                                                      At 30 June  At 31 December     At 30 June   At 31 December
                                Interest rate and final maturity            2005            2004           2005             2004
                                                                    RMB millions    RMB millions   RMB millions     RMB millions

    THIRD PARTIES DEBTS
    -------------------------------------------------------------------------------------------------------------------------------
    LONG-TERM BANK LOANS
    -------------------------------------------------------------------------------------------------------------------------------
    Renminbi loans              Interest rates ranging from
                                interest free to 5.8% per annum
                                at 30 June 2005 with maturities
                                through 2013                              57,013         52,227        51,484         45,233
    -------------------------------------------------------------------------------------------------------------------------------
    Japanese Yen loans          Interest rates ranging from 2.6% to
                                5.8% per annum at 30 June 2005
                                with maturities through 2024               4,029          4,562         4,029          4,556
    -------------------------------------------------------------------------------------------------------------------------------
    US Dollar loans             Interest rates ranging from interest
                                free to 7.4% per annum at 30 June
                                2005 with maturities through 2031          6,140          7,729         3,848          5,278
    -------------------------------------------------------------------------------------------------------------------------------
    Euro loans                  Fixed rate at 6.7% per annum at
                                30 June 2005 with maturities
                                through 2010                                 147            165           147            165
    -------------------------------------------------------------------------------------------------------------------------------
    Hong Kong Dollar loans      Floating rate at Hong Kong Prime Rate
                                plus 0.3% per annum at 30 June
                                2005 with maturities through 2006              3              5            --              --
    -------------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                                  7,102         12,177         3,771          9,414
    ===============================================================================================================================
    Long-term bank loans                                                  60,230         52,511        55,737         45,818
    ...............................................................................................................................
    Other long-term loans
    -------------------------------------------------------------------------------------------------------------------------------
    Renminbi loans              Interest rates ranging from interest
                                free to 5.0% per annum at 30 June
                                2005 with maturities through 2008            156            359            17            200
    -------------------------------------------------------------------------------------------------------------------------------
    US Dollar loans             Interest rates ranging from interest
                                free to 4.0% per annum at 30 June
                                2005 with maturities through 2015             80            110            55             89
    -------------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                                     44            121            31             92
    -------------------------------------------------------------------------------------------------------------------------------
    OTHER LONG-TERM LOANS                                                    192            348            41            197
    ...............................................................................................................................
    LONG-TERM BANK LOANS OF JOINTLY CONTROLLED ENTITIES
    -------------------------------------------------------------------------------------------------------------------------------
    Renminbi loans              Floating rate at 90% of PBOC's base
                                lending rate per annum at 30 June 2005
                                with maturities through 2021               5,570          2,415            --              --
    -------------------------------------------------------------------------------------------------------------------------------
    US Dollar loans             Floating rate at London Interbank Offer
                                Rate plus 0.4% to 0.7% per annum at
                                30 June 2005 with maturities through 2021  4,342          2,048            --              --
    -------------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                                     99             --            --              --
    -------------------------------------------------------------------------------------------------------------------------------
    LONG-TERM BANK LOANS OF JOINTLY CONTROLLED ENTITIES                    9,813          4,463            --              --
    ...............................................................................................................................
    LONG-TERM LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES
    -------------------------------------------------------------------------------------------------------------------------------
    Renminbi loans              Interest free with maturity in 2020       35,561         35,561        35,561         35,561
    -------------------------------------------------------------------------------------------------------------------------------
    Renminbi loans              Interest rates ranging from 4.8% to
                                5.2% per annum at 30 June 2005 with
                                maturities through 2009                    4,303          3,204         3,755          2,756
    -------------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                                      --          2,000           --          2,000
    -------------------------------------------------------------------------------------------------------------------------------
    LONG-TERM LOANS FROM SINOPEC GROUP COMPANY
      AND FELLOW SUBSIDIARIES                                             39,864         36,765        39,316         36,317
    ...............................................................................................................................
    -------------------------------------------------------------------------------------------------------------------------------
                                                                         110,099         94,087        95,094         82,332
    ===============================================================================================================================

    The maturity analysis of the Group's and the Company's long-term loans are as follows:

                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2005              2004              2005              2004
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Between one and two years                                   22,046            15,886            19,315            12,363
    -------------------------------------------------------------------------------------------------------------------------------
    Between two and five years                                  40,764            36,041            36,268            31,279
    -------------------------------------------------------------------------------------------------------------------------------
    After five years                                            47,289            42,160            39,511            38,690
    -------------------------------------------------------------------------------------------------------------------------------
    Total long-term loans                                      110,099            94,087            95,094            82,332
    ===============================================================================================================================

    At 30 June 2005, the Group and the Company had loans secured by fixed assets from third parties amounting to RMB 35 million (2004: RMB 40 million) and RMB 12 million (2004: RMB 9 million) respectively. At 30 June 2005, the Group had loans secured by long-term investments from third parties amounting to RMB 3,827 million (2004: RMB Nil). All long-term other loans are unsecured.

    Except for the balances disclosed in Note 40, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of long-term loans.

27  DEBENTURES PAYABLE

                                                                                                The Group and the Company
                                                                                                At 30 June    At 31 December
                        Interest rate and final maturity                                              2005              2004
                                                                                              RMB millions      RMB millions

    Corporate bonds     Fixed rate at 4.61% per annum, redeemable in February 2014                   3,500             3,500
    -------------------------------------------------------------------------------------------------------------------------

    The Company issued ten years corporate bonds of RMB 3.5 billion to PRC citizens as well as PRC legal and non-legal persons on 24 February 2004, guaranteed by Sinopec Group Company, with a fixed interest rate at 4.61% per annum and annual interest payment schedule. Interest payable for the current period was included in accrued expenses.

28  OTHER LONG-TERM PAYABLES
    Other long-term payables primarily represent provisions for future dismantlement of oil and gas properties, the costs arising from environmental restoration and specific research and development projects.

29  SHARE CAPITAL

                                                                                The Group and the Company
                                                                                At 30 June    At 31 December
                                                                                      2005              2004
                                                                              RMB millions      RMB millions

    Registered, issued and fully paid:
    ---------------------------------------------------------------------------------------------------------------
    67,121,951,000 domestic state-owned A shares of RMB 1.00 each                   67,122            67,122
    ---------------------------------------------------------------------------------------------------------------
    16,780,488,000 H shares of RMB 1.00 each                                        16,780            16,780
    ---------------------------------------------------------------------------------------------------------------
    2,800,000,000 A shares of RMB 1.00 each                                          2,800             2,800
    ---------------------------------------------------------------------------------------------------------------
                                                                                    86,702            86,702
    ---------------------------------------------------------------------------------------------------------------

    The Company was established on 25 February 2000 with a registered capital of 68.8 billion state-owned domestic shares with a par value of RMB 1.00 each, which were all held by Sinopec Group Company (see Note 1).

    Pursuant to the resolutions passed in the Extraordinary General Meeting of the Company held on 25 July 2000 and the approval from relevant authorities, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each in its initial global offering in October 2000. The shares include 12,521,864,000 H shares and 25,805,750 American Depositary Shares ("ADSs", each representing 100 H shares) at prices of HK$ 1.59 and US$
    20.645 respectively. As part of the offering, 1,678,049,000 shares were offered in placing to Hong Kong and overseas investors.

    In July 2001, the Company issued 2,800,000,000 domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22.

    All the domestic ordinary shares and H shares rank pari passu in all material aspects.

    KPMG Huazhen had verified the above paid-in capital. The capital verification reports, KPMG-C (2000) CV No. 0007, KPMG-C (2001) CV No. 0002 and KPMG-C (2001) CV No. 0006 were issued on 22 February 2000, 27 February 2001 and 23 July 2001 respectively.

30  CAPITAL RESERVE

    The movements in capital reserve are as follows:

                                                              The Group                         The Company
                                                     At 30 June    At 31 December        At 30 June    At 31 December
                                                           2005              2004              2005              2004
                                                   RMB millions      RMB millions      RMB millions      RMB millions

    Balance at 1 January                                 37,121            36,852            37,797            36,852
    -------------------------------------------------------------------------------------------------------------------
    Government grants (i)                                    --               269                --               269
    -------------------------------------------------------------------------------------------------------------------
    Reserve for equity investment (ii)                       --                --                --               676
    -------------------------------------------------------------------------------------------------------------------
    Balance at 30 June/31 December                       37,121            37,121            37,797            37,797
    ===================================================================================================================

    (i) During the year ended 31 December 2004, the Group received subsidy on investments amounted to RMB 269 million, pursuant to Fa Gai Tou Zi [2004] No. 1248 "Notice on the Enterprise Technology Reform and Industry Upgrade regarding the Fir8t Batch State Debt's Project Fund Plan in 2004" issued by the National Development and Reform Commission and the MOF. This fund is used for technology improvement projects.

    (ii) During the year ended 31 December 2004, the Company invested in certain newly set up subsidiaries using non-monetary assets at revalued amount as the Group's capital investment in these subsidiaries. The difference between the revalued amount of these non-monetary assets and their original book value (that is the Group's shared shareholders' funds in these subsidiaries over the initial investment cost) was recorded in capital reserve. Such difference has been eliminated in the Group's consolidated financial statements.

31  SURPLUS RESERVES

    Movements in surplus reserves are as follows:

                                                                 The Group and the Company
                                                Statutory         Statutory     Discretionary
                                                  surplus            public           surplus
                                                  reserve      welfare fund           reserve             Total
                                             RMB millions      RMB millions      RMB millions      RMB millions

    At 1 January 2004                               6,330             6,330             7,000            19,660
    --------------------------------------------------------------------------------------------------------------
    Appropriation of net profit                     3,228             3,228                --             6,456
    --------------------------------------------------------------------------------------------------------------
    At 31 December 2004                             9,558             9,558             7,000            26,116
    ==============================================================================================================
    At 1 January 2005                               9,558             9,558             7,000            26,116
    --------------------------------------------------------------------------------------------------------------
    Appropriation of net profit                     1,804             1,804                --             3,608
    --------------------------------------------------------------------------------------------------------------
    At 30 June 2005                                11,362            11,362             7,000            29,724
    ==============================================================================================================

    The Articles of Association of the Company and the following profit appropriation plans had been approved at the Extraordinary General Meeting held on 25 July 2000:

    (a) 10% of the net profit is transferred to the statutory surplus reserve;

    (b) 5% to 10% of the net profit is transferred to the statutory public welfare fund; and

    (c) after the transfers to the statutory surplus reserve and the statutory public welfare fund, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the shareholders' meeting.

32  INCOME FROM PRINCIPAL OPERATIONS
    The income from principal operations represents revenue from sales of crude oil, natural gas, petroleum and chemical products net of value added tax. The Group's segmental information is set out in Note 45.

    For the six-month period ended 30 June 2005, revenue from sales to top five customers amounted to RMB 26,877 million (2004: RMB 27,255 million) which accounted for 7% (2004: 10%) of income from principal operations of the Group.

33  SALES TAXES AND SURCHARGES

                                                            The Group                         The Company
                                                        Six-month periods                  Six-month periods
                                                          ended 30 June                      ended 30 June
                                                         2005              2004              2005              2004
                                                 RMB millions      RMB millions      RMB millions      RMB millions

    Consumption tax                                     5,906             5,671             4,278             3,683
    ----------------------------------------------------------------------------------------------------------------
    City construction tax                               1,332             1,214               652               579
    ----------------------------------------------------------------------------------------------------------------
    Education surcharge                                   649               591               325               289
    ----------------------------------------------------------------------------------------------------------------
    Resources tax                                         221               221                58                55
    ----------------------------------------------------------------------------------------------------------------
    Business tax                                           96                79                73                55
    ----------------------------------------------------------------------------------------------------------------
    Total                                               8,204             7,776             5,386             4,661
    ================================================================================================================

34  FINANCIAL EXPENSES

                                                              The Group                         The Company
                                                          Six-month periods                  Six-month periods
                                                            ended 30 June                      ended 30 June
                                                           2005              2004              2005              2004
                                                   RMB millions      RMB millions      RMB millions      RMB millions

    Interest expenses incurred                            3,399             2,379             2,195             1,447-
    -----------------------------------------------------------------------------------------------------------------
    Less: Capitalised interest expenses                    (268)             (102)             (172)              (65)
    ------------------------------------------------------------------------------------------------------------------
    Net interest expenses                                 3,131             2,277             2,023             1,382
    ------------------------------------------------------------------------------------------------------------------
    Interest income                                        (168)             (169)              (57)              (74)
    ------------------------------------------------------------------------------------------------------------------
    Foreign exchange losses                                  40                29                17                12
    ------------------------------------------------------------------------------------------------------------------
    Foreign exchange gains                                 (151)              (43)             (131)              (33)
    ------------------------------------------------------------------------------------------------------------------
    Total                                                 2,852             2,094             1,852             1,287
    ==================================================================================================================

35  EXPLORATION EXPENSES
    Exploration expenses include geological and geophysical expenses and dry hole costs.

36  INVESTMENT (LOSS)/INCOME


                                                                     The Group                         The Company
                                                                 Six-month periods                  Six-month periods
                                                                   ended 30 June                      ended 30 June
                                                                  2005              2004              2005              2004
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Investment income accounted for under the cost method           62                30                17                17
    ---------------------------------------------------------------------------------------------------------------------------
    Amortisation of equity investment differences               (1,169)              (90)           (1,170)              (88)
    ---------------------------------------------------------------------------------------------------------------------------
    Investment income accounted for under the equity method        365               576            22,087            16,711
    ---------------------------------------------------------------------------------------------------------------------------
    Total                                                         (742)              516            20,934            16,640
    ===========================================================================================================================


37  NON-OPERATING EXPENSES

                                                                     The Group                         The Company
                                                                 Six-month periods                  Six-month periods
                                                                   ended 30 June                      ended 30 June
                                                                  2005              2004              2005              2004
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Loss on disposal of fixed assets                               109             1,405                88             1,230
    ---------------------------------------------------------------------------------------------------------------------------
    Impairment losses on fixed assets                              397             2,763                 5             1,741
    ---------------------------------------------------------------------------------------------------------------------------
    Fines, penalties and compensations                             111                33               107                31
    ---------------------------------------------------------------------------------------------------------------------------
    Donations                                                      128                49               105                35
    ---------------------------------------------------------------------------------------------------------------------------
    Employee reduction expenses (Note)                             100               412                 --               325
    ---------------------------------------------------------------------------------------------------------------------------
    Others                                                         264               290               127               190
    ---------------------------------------------------------------------------------------------------------------------------
    Total                                                        1,109             4,952               432             3,552
    ===========================================================================================================================

    Note: During the six-month period ended 30 June 2005, in accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 100 million (2004: RMB 412 million) relating to the reduction of approximately 1,800 employees (2004: 8,000 employees).

38  INCOME TAX

                                                                     The Group                         The Company
                                                                 Six-month periods                  Six-month periods
                                                                   ended 30 June                      ended 30 June
                                                                  2005              2004              2005              2004
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Provision for PRC income tax                                 9,438             8,477             6,865             7,262
    ---------------------------------------------------------------------------------------------------------------------------
    Deferred taxation                                             (747)           (1,414)            1,317              (881)
    ---------------------------------------------------------------------------------------------------------------------------
    Underprovision for income tax in prior year                    477                91               512               151
    ---------------------------------------------------------------------------------------------------------------------------
    Total                                                        9,168             7,154             8,694             6,532
    ===========================================================================================================================

39  DIVIDENDS

    (a)   Dividends of ordinary shares declared after the balance sheet date

          Pursuant to the Articles of Association of the Company and the resolution passed at the Directors' meeting on 26 August 2005, an interim dividend for the year ending 31 December 2005 of RMB 0.04 (2004: RMB 0.04) per share totalling RMB 3,468 million (2004: RMB 3,468 million) was declared.

    (b)   Dividends of ordinary shares declared during the period

          Pursuant to the shareholders' approval at the Annual General Meeting on 18 May 2005, a final dividend of RMB 0.08 per share totalling RMB 6,936 million in respect of the year ended 31 December 2004 was declared and paid on 18 May 2005.

          Pursuant to the shareholders' approval at the Annual General Meeting on 18 May 2004, a final dividend of RMB 0.06 per share totalling RMB 5,202 million in respect of the year ended 31 December 2003 was declared and paid on 28 June 2004.

40  RELATED PARTIES AND RELATED PARTY TRANSACTIONS

   (a) Related parties having the ability to exercise control over the Group

     The name of the company      :  China Petrochemical Corporation
     Registered address           :  No. 6A, Huixin East Street, Chaoyang
                                     District, Beijing
     Principal activities         :  Processing crude oil into refined products
                                     and petrochemical products, petrochemical
                                     products which include: petrochemical
                                     products made from crude oil and natural
                                     gas; production, sale and import and
                                     export of synthetic fibre and synthetic
                                     fibre monomer.
     Relationship with the Group  :  Ultimate holding company
     Types of legal entity        :  State-owned
     Authorised representative    :  Chen Tonghai
     Registered capital           :  RMB 104,912 million

     There is no movement in the above registered capital for the six-month period ended 30 June 2005.

     At 30 June 2005, Sinopec Group Company held 67.92% shares of the Company and there is no change on percentage shareholdings during this reporting period.

  (b) Related parties not having the ability to exercise control over the Group

      Related parties under common control of a parent company with the Company:
      Sinopec Finance Company Limited
      Nanjing Chemical Industry Company Limited
      Sichuan Vinylon Company
      Nanjing Petrochemical Company
      Qingjiang Petrochemical Company
      Baoding Petrochemical Company
      Baling Petrochemical Yueyang Petrochemical Company
      Tianjin United Chemical Company
      Zhanjiang Dongxing Petroleum Corporation Company Limited
      Qingdao Petrochemical Company
      Baling Petrochemical Company Limited
      Jinling Petrochemical Company Limited
      Yangzi Petrochemical Company Limited

      Associates of the Company:
      Sinopec Railway Oil Marketing Company Limited
      Sinopec Changjiang Fuel Company Limited
      China Shipping & Sinopec Suppliers Company Limited

  (c) The principal related party transactions carried out in the ordinary course of business are as follows:

                                                                             Six-month periods ended 30 June
                                                                Note                 2005              2004
                                                                             RMB millions      RMB millions

       Sales of goods                                            (i)               36,976            30,715
       -----------------------------------------------------------------------------------------------------------
       Purchases                                                (ii)               20,134            18,253
       -----------------------------------------------------------------------------------------------------------
       Transportation and storage                               (iii)                 893               979
       -----------------------------------------------------------------------------------------------------------
       Exploration and development services                     (iv)                7,692             7,101
       -----------------------------------------------------------------------------------------------------------
       Production related services                               (v)                3,757             3,831
       -----------------------------------------------------------------------------------------------------------
       Ancillary and social services                            (vi)                  912               906
       -----------------------------------------------------------------------------------------------------------
       Operating lease charges                                  (vii)               1,565             1,646
       -----------------------------------------------------------------------------------------------------------
       Agency commission income                                (viii)                  29                31
       -----------------------------------------------------------------------------------------------------------
       Intellectual property license fee paid                   (ix)                    9                 5
       -----------------------------------------------------------------------------------------------------------
       Interest received                                         (x)                   21                25
       -----------------------------------------------------------------------------------------------------------
       Interest paid                                            (xi)                  507               349
       -----------------------------------------------------------------------------------------------------------
       Net deposits withdrawn from related parties              (xii)               2,874             1,532
       -----------------------------------------------------------------------------------------------------------
       Net loans (paid to)/obtained from related parties       (xiii)              (3,325)              921
       -----------------------------------------------------------------------------------------------------------

       The amounts set out in the table above in respect of the six-month periods ended 30 June 2005 and 2004 represent the relevant costs to the Group and income from related parties as determined by the corresponding contracts with the related parties.

       At 30 June 2005 and 31 December 2004, there were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries.

       The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

       Notes:

       (i )Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

       (ii) Purchases represent the purchase of materials and utility supplies directly related to the Group's operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

       (iii) Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

       (iv) Exploration and development services comprise direct costs incurred in the exploration and development activities such as geophysical, drilling, well testing and well measurement services.

       (v) Production related services represent ancillary services rendered in relation to the Group's operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

       (vi) Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

       (vii) Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and service stations.

       (viii) Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

       (ix) Intellectual property license fee represents reimbursement paid to Sinopec Group Company for fees required to maintain the validity of licenses for trademarks, patents, technology and computer software.

       (x) Interest received represents interest received from deposits placed with Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate.

       (xi) Interest paid represents interest charges on the loans obtained from Sinopec Group Company and Sinopec Finance Company Limited.

       (xii) Deposits were withdrawn from/placed with Sinopec Finance Company Limited during the period.

       (xiii) The Group obtained/repaid loans from/to Sinopec Group Company and Sinopec Finance Company Limited. The average loan balance for the six-month period ended 30 June 2005, which is calculated based on monthly average balances, was RMB 43,882 million (2004:
               RMB 42,696 million).

       In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the six-month period ended 30 June 2005. The terms of these agreements are summarised as follows:

       (a) The Company entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services ("Mutual Provision Agreement") with Sinopec Group Company under which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months' notice, Sinopec Group Company had agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

            o   the government-prescribed price;
            o where there is no government-prescribed price, the government-guidance price;
            o where there is neither a government-prescribed price nor a government-guidance price, the market price; or
            o where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

       (b) The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

       (c) The Company has entered into a number of lease agreements with Sinopec Group Company to lease certain land and buildings at a rental of approximately RMB 2,557 million and RMB 568 million, respectively, per annum. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, such amount not to exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

       (d) The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company. The Group will reimburse Sinopec Group Company for fees required to maintain the validity of these licenses.

       (e) The Company has entered into agency agreements effective from 1 January 2000 with certain entities owned by Sinopec Group Company under which the Group acts as a sole agent in respect of the sale of all the products of these entities. In exchange for the Group's sales agency services, Sinopec Group Company has agreed to pay the Group a commission of between 0.2% and 1.0% of actual sales receipts depending on the products and to reimburse the Group for reasonable costs incurred in the capacity as its sales agent.

       (f) The Company has entered into a service station franchise agreement with Sinopec Group Company under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

    (d) Balances with related parties

        The balances with the Group's related parties at 30 June 2005 and 31 December 2004 are as follows:

                                                           The ultimate holding company          Other related companies
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2005              2004              2005              2004
                                                          RMB millions      RMB millions      RMB millions      RMB millions

       Cash and cash equivalents                                    --                --             1,797             4,671
       -------------------------------------------------------------------------------------------------------------------------
       Trade accounts receivable                                    --                --             3,672             2,438
       -------------------------------------------------------------------------------------------------------------------------
       Advance payments                                             --                --             1,176               350
       -------------------------------------------------------------------------------------------------------------------------
       Other receivables                                         2,002             2,502             2,586             3,941
       -------------------------------------------------------------------------------------------------------------------------
       Trade accounts payable                                       --                --             2,016             1,527
       -------------------------------------------------------------------------------------------------------------------------
       Receipts in advance                                          --                --             1,488             1,218
       -------------------------------------------------------------------------------------------------------------------------
       Other creditors                                           5,936             4,851             3,777             4,828
       -------------------------------------------------------------------------------------------------------------------------
       Short-term loans                                             --                --             2,290             6,714
       -------------------------------------------------------------------------------------------------------------------------
       Long-term loans (including current portion) (Note)           --                --            39,864            38,765
       -------------------------------------------------------------------------------------------------------------------------

       Note: The Sinopec Group Company had borrowed an interest free loan for 20 years amounted to RMB 35,561 million to the Group through Sinopec Finance Company Limited which was included in the long-term loans.

41  PRINCIPAL SUBSIDIARIES

    The Company's principal subsidiaries are limited companies operating in the PRC and had been consolidated into the Group's financial statements for the six-month period ended 30 June 2005. Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, the subsidiaries below are incorporated in the PRC. The following list contains the particulars of subsidiaries which principally affected the results or assets of the Group:

                                                            Percentage of
                                             Registered   equity interest
                                        capital/paid-up       held by the
    Name of enterprise                           capital          Company    Principal activities
                                            RMB millions                %

    China Petrochemical International              1,400           100.00    Trading of crude oil and petrochemical products
       Company Limited
    -------------------------------------------------------------------------------------------------------------------------------
    Sinopec Beijing Yanhua Petrochemical           3,374           100.00    Manufacturing of chemical products
       Company Limited ("Beijing Yanhua") (i)
    -------------------------------------------------------------------------------------------------------------------------------
    Sinopec Sales Company Limited                  1,700           100.00    Marketing and distribution of refined petroleum
                                                                             products
    -------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shengli Oilfield Company Limited      29,000           100.00    Exploration and production of crude oil and
                                                                             natural gas
    -------------------------------------------------------------------------------------------------------------------------------
    Sinopec Fujian Petrochemical                   2,253            50.00    Manufacturing of plastics, intermediate
       Company Limited (ii)                                                  petrochemical products and petroleum products
    -------------------------------------------------------------------------------------------------------------------------------
    Sinopec Qilu Petrochemical                     1,950            82.05    Manufacturing of intermediate petrochemical
       Company Limited                                                       products and petroleum products
    -------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shanghai Petrochemical                 7,200            55.56    Manufacturing of synthetic fibres, resin and ,
       Company Limited                                                       plastics intermediate petrochemical products and
                                                                             petroleum products
    -------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shijiazhuang Refining                  1,154            79.73    Manufacturing of intermediate petrochemical
       Chemical Company Limited                                              products and petroleum products
    -------------------------------------------------------------------------------------------------------------------------------
    Sinopec Kantons Holdings Limited              HK$104            72.40    Trading of crude oil and petroleum products
    -------------------------------------------------------------------------------------------------------------------------------
    Sinopec Wuhan Petroleum                          147            46.25    Marketing and distribution of refined petroleum
       Group Company Limited (ii)                                            products
    -------------------------------------------------------------------------------------------------------------------------------
    Sinopec Wuhan Phoenix Company Limited (ii)       519            40.72    Manufacturing of petrochemical products and
                                                                             petroleum products
    -------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yangzi Petrochemical Company Limited   2,330            84.98    Manufacturing of intermediate petrochemical
                                                                             products and petroleum products
    -------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yizheng Chemical                       4,000            42.00    Production and sale of polyester chips and
       Fibre Company Limited (ii)                                            polyester fibres
    -------------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhenhai Refining and                   2,524            71.32    Manufacturing of intermediate petrochemical
       Chemical Company Limited                                              products and petroleum products
    -------------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhongyuan Petroleum Company Limited      875            70.85    Exploration  and  production  of crude oil and
                                                                             natural gas
    -------------------------------------------------------------------------------------------------------------------------------
    Zhongyuan Petrochemical Company Limited        2,400            93.51    Manufacturing of chemical products
    -------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shell (Jiangsu) Petroleum Marketing      455            60.00    Marketing and distribution of refined petroleum
       Company Limited                                                       products
    -------------------------------------------------------------------------------------------------------------------------------
    BP Sinopec (Zhejiang) Petroleum                  647            60.00    Marketing and distribution of refined petroleum
       Company Limited                                                       products
    -------------------------------------------------------------------------------------------------------------------------------
    Sinopec Qingdao Refining and Chemical            800            85.00    Manufacturing of intermediate petrochemical
       Company Limited                                                       products and petroleum products
    -------------------------------------------------------------------------------------------------------------------------------

    (i) During the period, the Group acquired the entire 1,012,000,000 H shares, representing approximately 29.99% of the issued share capital of Beijing Yanhua.

    (ii) The Company consolidated the results of these entities because the Company controlled the board of these entities and had the power to govern their financial and operating policies.

42  PRINCIPAL JOINTLY CONTROLLED ENTITIES

    At 30 June 2005, the Group's principal jointly controlled entities are as follows:

                                                                    Percentage of
                                          Registered capital/     equity interest
    Name of jointly controlled entities       paid-up capital    held by the Group    Principal activities
                                                                          %

    Shanghai Secco Petrochemical           Registered capital           50.00      Manufacturing and distribution
       Company Limited                     USD 901,440,964                         of petrochemical products
    -------------------------------------------------------------------------------------------------------------------
    BASF-YPC Company Limited               Registered capital           40.00      Manufacturing and distribution
                                           RMB 8,793,000,000                       of petrochemical products

    -------------------------------------------------------------------------------------------------------------------
    Yueyang Sinopec and Shell Coal         Registered capital           50.00      Manufacturing and distribution of
       Gasification Company Limited        USD 45,588,700                          industrial gas
    -------------------------------------------------------------------------------------------------------------------
    Block A Oil Field in the Western                      --            43.00      Exploration and production of crude
       Area Chendao in Bohai Bay                                                   oil and natural gas
    -------------------------------------------------------------------------------------------------------------------

43  COMMITMENTS

    Operating lease commitments

    The Group and the Company lease service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

    At 30 June 2005, the future minimum lease payments of the Group and the Company under operating leases are as follows:

                                                   The Group                         The Company
                                          At 30 June    At 31 December        At 30 June    At 31 December
                                                2005              2004              2005              2004
                                        RMB millions      RMB millions      RMB millions      RMB millions

    Within one year                            3,504             3,452             3,345             3,272
    --------------------------------------------------------------------------------------------------------
    Between one and two years                  3,404             3,343             3,299             3,237
    --------------------------------------------------------------------------------------------------------
    Between two and three years                3,328             3,278             3,256             3,213
    --------------------------------------------------------------------------------------------------------
    Between three and four years               3,295             3,245             3,231             3,188
    --------------------------------------------------------------------------------------------------------
    Between four and five years                3,263             3,225             3,201             3,170
    --------------------------------------------------------------------------------------------------------
    After five years                          96,634            97,527            95,098            95,968
    --------------------------------------------------------------------------------------------------------
    Total                                    113,428           114,070           111,430           112,048
    --------------------------------------------------------------------------------------------------------

    Capital commitments
    At 30 June 2005, capital commitments are as follows:

                                                   At 30 June    At 31 December
                                                         2005              2004
                                                 RMB millions      RMB millions

    THE GROUP
    ---------------------------------------------------------------------------
    Authorised and contracted for                      40,475           43,001
    ---------------------------------------------------------------------------
    Authorised but not contracted for                  40,809           60,173
    ---------------------------------------------------------------------------
                                                       81,284          103,174
    ===========================================================================
    JOINTLY CONTROLLED ENTITIES
    ---------------------------------------------------------------------------
    Authorised and contracted for                       2,399            3,157
    ---------------------------------------------------------------------------
    Authorised but not contracted for                       8            2,088
    ---------------------------------------------------------------------------
                                                        2,407            5,245
    ===========================================================================
    THE COMPANY
    ---------------------------------------------------------------------------
    Authorised and contracted for                      33,965           28,143
    Authorised but not contracted for                  23,803           37,619
    ---------------------------------------------------------------------------
                                                       57,768           65,762
    ===========================================================================

    These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots, and capital contributions to the Group's investments and interests in associates.

    Exploration and production licenses
    Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group's exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation was given by the State Council. The maximum term of the production licenses issued to the Group is 55 years as a special dispensation was given to the Group by the State Council. The Group's production license is renewable upon application by the Group 30 days prior to expiration.

    The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 25 million for the six-month period ended 30 June 2005 (2004: RMB 101 million).

    Estimated future annual payments are as follows:

                                                      The Group                         The Company
                                             At 30 June    At 31 December        At 30 June    At 31 December
                                                   2005              2004              2005              2004
                                           RMB millions      RMB millions      RMB millions      RMB millions

    Within one year                                 138                90               102                60
    ---------------------------------------------------------------------------------------------------------------
    Between one and two years                       103               120                67                85
    ---------------------------------------------------------------------------------------------------------------
    Between two and three years                      64                75                50                47
    ---------------------------------------------------------------------------------------------------------------
    Between three and four years                     70                67                61                55
    ---------------------------------------------------------------------------------------------------------------
    Between four and five years                      70                74                62                64
    ---------------------------------------------------------------------------------------------------------------
    After five years                                246               279               112               143
    ---------------------------------------------------------------------------------------------------------------
    Total                                           691               705               454               454
    ===============================================================================================================

44  CONTINGENT LIABILITIES

    (a) The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

    (b) At 30 June 2005, guarantees given by the Group and the Company to banks in respect of banking facilities granted to the parties below are as follows:

                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2005              2004              2005              2004
                                                          RMB millions      RMB millions      RMB millions      RMB millions

       Subsidiaries                                                 --                --             2,617             2,656
       --------------------------------------------------------------------------------------------------------------------------
       Associates and jointly controlled entities                  109             4,828            12,059            12,059
       --------------------------------------------------------------------------------------------------------------------------
       Total                                                       109             4,828            14,676            14,715
    =============================================================================================================================

    The Company monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are estimable. At 30 June 2005 and 31 December 2004, it is not probable that the Company will be required to make payments under the guarantees. Thus no liability has been accrued relating to the Company's obligation under those guarantee arrangements.

    Environmental contingencies
    To date, the Group has not incurred any significant expenditure for environmental remediation, is currently not involved in any environmental remediation, and has not accrued any amounts for environmental remediation relating to its operations. Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group's ability to estimate the ultimate cost of remediation efforts. These uncertainties include: i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold; ii) the extent of required cleanup efforts; iii) varying costs of alternative remediation strategies; iv) changes in environmental remediation requirements; and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fee of approximately RMB 107 million for the six-month period ended 30 June 2005 (2004: RMB 113 million).

    Legal contingencies
    The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

45  SEGMENTAL INFORMATION
    The Group has five operating segments as follows:

    (i) Exploration and production -- which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

    (ii) Refining -- which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

    (iii) Marketing and distribution -- which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

    (iv) Chemicals -- which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

    (v) Others -- which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

    The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

    The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. The accounting policies of the Group's segments are the same as those described in the principal accounting policies (see Note 2). Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group's policy.

    Reportable information on the Group's business segments is as follows:

                                                                                     Six-month periods
                                                                                      ended 30 June
                                                                                     2005              2004
                                                                             RMB millions      RMB millions

    Income from principal operations
    --------------------------------------------------------------------------------------------------------------
    Exploration and production
    --------------------------------------------------------------------------------------------------------------
       External sales                                                               8,651             7,376
       -----------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                         35,745            26,316
       -----------------------------------------------------------------------------------------------------------
                                                                                   44,396            33,692
    ..............................................................................................................
    Refining
    --------------------------------------------------------------------------------------------------------------
       External sales                                                              37,083            31,986
       -----------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                        172,035           126,904
       -----------------------------------------------------------------------------------------------------------
                                                                                  209,118           158,890
      ...........................................................................................................
    Marketing and distribution
    --------------------------------------------------------------------------------------------------------------
       External sales                                                             206,763           156,539
       -----------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                          1,320             1,334
       -----------------------------------------------------------------------------------------------------------
                                                                                  208,083           157,873
      ...........................................................................................................
    Chemicals
    --------------------------------------------------------------------------------------------------------------
       External sales                                                              74,731            50,946
       -----------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                          8,335             4,794
       -----------------------------------------------------------------------------------------------------------
                                                                                   83,066            55,740
    --------------------------------------------------------------------------------------------------------------
    Others
    --------------------------------------------------------------------------------------------------------------
       External sales                                                              32,020            18,862
       -----------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                         21,228            16,246
       -----------------------------------------------------------------------------------------------------------
                                                                                   53,248            35,108
       ...........................................................................................................
    Elimination of inter-segment sales                                           (238,663)        (175,594)
    ..............................................................................................................
    --------------------------------------------------------------------------------------------------------------

    --------------------------------------------------------------------------------------------------------------
    INCOME FROM PRINCIPAL OPERATIONS                                              359,248           265,709
    ==============================================================================================================
    COST OF SALES, SALES TAXES AND SURCHARGES
    --------------------------------------------------------------------------------------------------------------
    Exploration and production                                                     17,920            16,165
    --------------------------------------------------------------------------------------------------------------
     Refining                                                                      208,147           151,772
    --------------------------------------------------------------------------------------------------------------
    Marketing and distribution                                                    190,761           138,914
    --------------------------------------------------------------------------------------------------------------
    Chemicals                                                                      68,283            45,685
    --------------------------------------------------------------------------------------------------------------
    Others                                                                         52,619            34,769
    --------------------------------------------------------------------------------------------------------------
    Elimination of inter-segment cost of sales                                   (236,345)        (173,431)
    --------------------------------------------------------------------------------------------------------------
    COST OF SALES, SALES TAXES AND SURCHARGES                                     301,385           213,874
    --------------------------------------------------------------------------------------------------------------
    PROFIT FROM PRINCIPAL OPERATIONS
    --------------------------------------------------------------------------------------------------------------
    Exploration and production                                                     23,738            15,568
    --------------------------------------------------------------------------------------------------------------
    Refining                                                                        1,391             6,914
    --------------------------------------------------------------------------------------------------------------
    Marketing and distribution                                                     17,322            18,959
    --------------------------------------------------------------------------------------------------------------
    Chemicals                                                                      14,783            10,055
    --------------------------------------------------------------------------------------------------------------
    Others                                                                            629               339
    --------------------------------------------------------------------------------------------------------------
    PROFIT FROM PRINCIPAL OPERATIONS                                               57,863            51,835
    ==============================================================================================================

46  POST BALANCE SHEET EVENTS
    With the authorisation from the PRC government, the People's Bank of China announced that the PRC government reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies on 21 July 2005. The exchange rate of US dollars against RMB was adjusted to RMB 8.11 per US dollar with effect from the time of 19:00 hours on 21 July 2005. The Group does not expect this reform had a material impact on the Group's financial position as at 30 June 2005.

47  ITEMS UNDER NON-OPERATING PROFITS/LOSSES
    Pursuant to "Questions and answers in the prepayment of information disclosures of companies issuing public shares, No.1--Extraordinary gain and loss" (2004 revised), the extraordinary gains and losses of the Group are as follows:

                                                                                                    Six-month periods
                                                                                                       ended 30 June
                                                                                                      2005              2004
                                                                                              RMB millions      RMB millions
    Items under non-operating profits/losses for the period:
    ---------------------------------------------------------------------------------------------------------------------------
    Loss on disposal of fixed assets                                                                   109             1,405
    ---------------------------------------------------------------------------------------------------------------------------
    Employee reduction expenses                                                                        100               412
    ---------------------------------------------------------------------------------------------------------------------------
    Donations                                                                                          128                49
    ---------------------------------------------------------------------------------------------------------------------------
    Loss on disposal of long-term equity investments                                                     1                 2
    ---------------------------------------------------------------------------------------------------------------------------
    Other non-operating income and expenses, excluding impairment losses on long-lived assets          242               142
    ---------------------------------------------------------------------------------------------------------------------------
    Written back of provisions for impairment losses in previous years                                (516)             (80)
    ---------------------------------------------------------------------------------------------------------------------------
    Tax effect                                                                                         (21)            (637)
    ---------------------------------------------------------------------------------------------------------------------------
    Total                                                                                               43             1,293
    ---------------------------------------------------------------------------------------------------------------------------

48  OTHER SIGNIFICANT EVENTS
    The Group had no any other significant event required to disclose as at the approval date of these financial statements.

REPORT OF THE INTERNATIONAL AUDITORS

[KPMG LOGO GRAPHIC OMITTED]

TO THE SHAREHOLDERS OF
CHINA PETROLEUM & Chemical Corporation
(Established in The People's Republic of China with limited liability)

We have audited the interim financial statements on pages 76 to 105 which have been prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of interim financial statements which give a true and fair view. In preparing interim financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those interim financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the interim financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the interim financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the interim financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the interim financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the interim financial statements give a true and fair view of the state of affairs of the Group as at 30 June 2005 and of the Group's profit and cash flows for the six-month period ended 30 June 2005 and have been properly prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.




KPMG
Certified Public Accountants
Hong Kong, China, 26 August 2005


(B)  INTERIM FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL
     REPORTING STANDARDS ("IFRS")
     CONSOLIDATED INCOME STATEMENT
     for the six-month period ended 30 June 2005
     (Amounts in millions, except per share data)

                                                                                                     Six-month periods
                                                                                                       ended 30 June
                                                                                 Note                 2005              2004
                                                                                                       RMB               RMB

Turnover and other operating revenues
----------------------------------------------------------------------------------------------------------------------------------
    Turnover                                                                       3               359,248           269,601
    ------------------------------------------------------------------------------------------------------------------------------
    Other operating revenues                                                       4                 9,206             9,844
    ------------------------------------------------------------------------------------------------------------------------------
                                                                                                   368,454           279,445
----------------------------------------------------------------------------------------------------------------------------------

Operating expenses
----------------------------------------------------------------------------------------------------------------------------------
    Purchased crude oil, products and operating supplies and expenses                             (283,036)         (198,158)
    ------------------------------------------------------------------------------------------------------------------------------
    Selling, general and administrative expenses                                   5               (15,510)          (14,859)
    ------------------------------------------------------------------------------------------------------------------------------
    Depreciation, depletion and amortisation                                                       (15,155)          (15,399)
    ------------------------------------------------------------------------------------------------------------------------------
    Exploration expenses, including dry holes                                                       (3,355)           (2,475)
    ------------------------------------------------------------------------------------------------------------------------------
    Personnel expenses                                                             6                (8,536)           (8,716)
    ------------------------------------------------------------------------------------------------------------------------------
    Employee reduction expenses                                                    7                  (100)             (412)
    ------------------------------------------------------------------------------------------------------------------------------
    Taxes other than income tax                                                    8                (8,204)           (7,833)
    ------------------------------------------------------------------------------------------------------------------------------
    Other operating expenses, net                                                  9                  (876)           (3,031)
    ------------------------------------------------------------------------------------------------------------------------------
       Total operating expenses                                                                   (334,772)         (250,883)
       ---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                                    33,682            28,562
----------------------------------------------------------------------------------------------------------------------------------
Finance costs
    Interest expense                                                              10                (2,845)           (2,272)
    ------------------------------------------------------------------------------------------------------------------------------
    Interest income                                                                                    168               179
    ------------------------------------------------------------------------------------------------------------------------------
    Foreign exchange losses                                                                            (40)              (29)
    ------------------------------------------------------------------------------------------------------------------------------
    Foreign exchange gains                                                                             151                43
    ------------------------------------------------------------------------------------------------------------------------------
       Net finance costs                                                                            (2,566)           (2,079)
       ---------------------------------------------------------------------------------------------------------------------------
Investment income                                                                                       62                --
----------------------------------------------------------------------------------------------------------------------------------
Share of profits less losses from associates                                                           536               455
----------------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                                                              31,714            26,938
----------------------------------------------------------------------------------------------------------------------------------
Taxation                                                                          11                (9,945)           (8,017)
----------------------------------------------------------------------------------------------------------------------------------
Profit for the period                                                                               21,769            18,921
----------------------------------------------------------------------------------------------------------------------------------
Attributable to:
----------------------------------------------------------------------------------------------------------------------------------
    Equity holders of the parent                                                                    19,653            16,746
    ------------------------------------------------------------------------------------------------------------------------------
    Minority interests                                                                               2,116             2,175
    ------------------------------------------------------------------------------------------------------------------------------
Profit for the period                                                                               21,769            18,921
----------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                          12                  0.23              0.19
----------------------------------------------------------------------------------------------------------------------------------
Dividends attributable to the period:
----------------------------------------------------------------------------------------------------------------------------------
Interim dividend declared after the balance sheet date                            13                 3,468             3,468
----------------------------------------------------------------------------------------------------------------------------------


CONSOLIDATED BALANCE SHEET
at 30 June 2005
(Amounts in millions)

                                                                                                At 30 June    At 31 December
                                                                                 Note                 2005              2004
                                                                                                       RMB               RMB

Non-current assets
--------------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                                                 14               298,031           284,123
    ----------------------------------------------------------------------------------------------------------------------------
    Construction in progress                                                      15                47,645            46,185
    ----------------------------------------------------------------------------------------------------------------------------
    Investments                                                                   16                 2,434             2,538
    ----------------------------------------------------------------------------------------------------------------------------
    Interests in associates                                                       17                 7,521            10,222
    ----------------------------------------------------------------------------------------------------------------------------
    Deferred tax assets                                                           23                 5,091             4,558
    ----------------------------------------------------------------------------------------------------------------------------
    Lease prepayments                                                                                1,045               750
    ----------------------------------------------------------------------------------------------------------------------------
    Long-term prepayments and other assets                                        19                 8,509             5,947
--------------------------------------------------------------------------------------------------------------------------------
Total non-current assets                                                                           370,276           354,323
--------------------------------------------------------------------------------------------------------------------------------
Current assets
--------------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents                                                                       13,616            16,381
    ----------------------------------------------------------------------------------------------------------------------------
    Time deposits with financial institutions                                                        1,706             1,899
    ----------------------------------------------------------------------------------------------------------------------------
    Trade accounts receivable                                                     20                15,247             9,756
    ----------------------------------------------------------------------------------------------------------------------------
    Bills receivable                                                              20                 8,356             7,812
    ----------------------------------------------------------------------------------------------------------------------------
    Inventories                                                                   21                79,433            64,329
    ----------------------------------------------------------------------------------------------------------------------------
    Prepaid expenses and other current assets                                     22                20,746            20,094
--------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                               139,104           120,271
--------------------------------------------------------------------------------------------------------------------------------
Current liabilities
--------------------------------------------------------------------------------------------------------------------------------
    Short-term debts                                                              24                39,374            32,307
    ----------------------------------------------------------------------------------------------------------------------------
    Loans from Sinopec Group Company and fellow subsidiaries                      24                 2,290             8,714
    ----------------------------------------------------------------------------------------------------------------------------
    Trade accounts payable                                                        25                34,152            23,792
    ----------------------------------------------------------------------------------------------------------------------------
    Bills payable                                                                 25                26,893            30,797
    ----------------------------------------------------------------------------------------------------------------------------
    Accrued expenses and other payables                                           26                48,493            45,276
    ----------------------------------------------------------------------------------------------------------------------------
    Income tax payable                                                                               2,882             5,391
--------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                          154,084           146,277
--------------------------------------------------------------------------------------------------------------------------------
Net current liabilities                                                                            (14,980)         E(26,006)
.................................................................................................................................
================================================================================================================================

--------------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                              355,296           328,317
.................................................................................................................................
Non-current liabilities
--------------------------------------------------------------------------------------------------------------------------------
    Long-term debts                                                               24                73,735            60,822
    ----------------------------------------------------------------------------------------------------------------------------
    Loans from Sinopec Group Company and fellow subsidiaries                      24                39,864            36,765
    ----------------------------------------------------------------------------------------------------------------------------
    Deferred tax liabilities                                                      23                 6,029             5,636
    ----------------------------------------------------------------------------------------------------------------------------
    Other liabilities                                                                                  892             1,008
    ----------------------------------------------------------------------------------------------------------------------------
Total non-current liabilities                                                                      120,520           104,231
.................................................................................................................................
================================================================================================================================

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                   234,776           224,086
--------------------------------------------------------------------------------------------------------------------------------
Equity
--------------------------------------------------------------------------------------------------------------------------------
    Share capital                                                                 27                86,702            86,702
    ----------------------------------------------------------------------------------------------------------------------------
    Reserves                                                                                       119,055           106,338
    ----------------------------------------------------------------------------------------------------------------------------
Total equity attributable to equity holders of the parent                                          205,757           193,040
--------------------------------------------------------------------------------------------------------------------------------
Minority interests                                                                                  29,019            31,046
--------------------------------------------------------------------------------------------------------------------------------
Total equity                                                                                       234,776           224,086
================================================================================================================================

Approved and authorised for issue by the board of directors on 26 August 2005.



CHEN TONGHAI                              WANG TIANPU                              ZHANG JIAREN
Chairman                                  President                                Director, Senior Vice President and
                                                                                   Chief Financial Officer

The notes on pages 81 to 105 form part of these interim financial statements.


CONSOLIDATED CASH FLOW STATEMENT
for the six-month period ended 30 June 2005
(Amounts in millions)

                                                                                                     Six-month periods
                                                                                                       ended 30 June
                                                                                 Note                 2005              2004
                                                                                                       RMB               RMB

Cash flows from operating activities                                              (a)               21,082            20,698
-----------------------------------------------------------------------------------------------------------------------------------
Cash flow from investing activities
-----------------------------------------------------------------------------------------------------------------------------------
    Capital expenditure                                                                            (25,368)          (26,511)
    -------------------------------------------------------------------------------------------------------------------------------
    Capital expenditure by jointly controlled entities                                              (1,896)           (3,368)
    -------------------------------------------------------------------------------------------------------------------------------
    Purchase of investments and investments in associates                                             (505)             (820)
    -------------------------------------------------------------------------------------------------------------------------------
    Proceeds from disposal of investments and investments in associates                                 63                31
    -------------------------------------------------------------------------------------------------------------------------------
    Proceeds from disposal of property, plant and equipment                                            201               189
    -------------------------------------------------------------------------------------------------------------------------------
    Acquisition of Beijing Yanhua from minority interests                                           (4,088)               --
    -------------------------------------------------------------------------------------------------------------------------------
    Increase in time deposits with financial institutions                                             (334)           (1,371)
    -------------------------------------------------------------------------------------------------------------------------------
    Maturity of time deposits with financial institutions                                              527               800
    -------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                              (31,400)          (31,050)
-----------------------------------------------------------------------------------------------------------------------------------
Cash flow from financing activities
-----------------------------------------------------------------------------------------------------------------------------------
    Proceeds from bank and other loans                                                             292,505           164,301
    -------------------------------------------------------------------------------------------------------------------------------
    Proceeds from bank and other loans of jointly controlled entities                                2,603             1,621
    -------------------------------------------------------------------------------------------------------------------------------
    Proceeds from issuance of corporate bonds, net of issuing expenses                                  --             3,472
    -------------------------------------------------------------------------------------------------------------------------------
    Repayments of bank and other loans                                                            (281,804)         (155,704)
    -------------------------------------------------------------------------------------------------------------------------------
    Distributions to minority interests                                                               (514)             (141)
    -------------------------------------------------------------------------------------------------------------------------------
    Contributions from minority interests                                                               86                92
    -------------------------------------------------------------------------------------------------------------------------------
    Dividend paid                                                                                   (2,195)           (2,313)
    -------------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalent paid to Sinopec Group Company in connection
       with the Acquisitions of Ethylene Assets and Refining Assets                                     --            (1,828)
-----------------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalent paid to Sinopec Group Company in connection
       with the Acquisition of Petrochemical and Catalyst Assets                                    (3,128)                --
-----------------------------------------------------------------------------------------------------------------------------------
Net cash from financing activities                                                                   7,553             9,500
....................................................................................................................................
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                                                           (2,765)             (852)
-----------------------------------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate                                                                         --                (1)
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of period                                                    16,381            16,263
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                                          13,616            15,410
-----------------------------------------------------------------------------------------------------------------------------------

The notes on pages 81 to 105 form part of these interim financial statements.


NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT for the six-month period ended 30 June 2005
(Amounts in millions)

(a) Reconciliation of profit before taxation to cash flows from operating activities

                                                                                         Six-month periods
                                                                                           ended 30 June
                                                                                          2005              2004
                                                                                           RMB               RMB

    Profit before taxation                                                              31,714            26,938
    -------------------------------------------------------------------------------------------------------------------
    Adjustments for:
    -------------------------------------------------------------------------------------------------------------------
    Depreciation, depletion and amortisation                                            15,155            15,399
    -------------------------------------------------------------------------------------------------------------------
    Dry hole costs                                                                       1,325               764
    -------------------------------------------------------------------------------------------------------------------
    Share of profits less losses from associates                                          (536)             (455)
    -------------------------------------------------------------------------------------------------------------------
    Investment income                                                                      (62)               --
    -------------------------------------------------------------------------------------------------------------------
    Interest income                                                                       (168)             (179)
    -------------------------------------------------------------------------------------------------------------------
    Interest expense                                                                     2,845             2,272
    -------------------------------------------------------------------------------------------------------------------
    Unrealised foreign exchange gains                                                     (150)              (32)
    -------------------------------------------------------------------------------------------------------------------
    Loss on disposal of property, plant and equipment, net                                  20               404
    -------------------------------------------------------------------------------------------------------------------
    Impairment losses on long-lived assets                                                 397             2,324
    -------------------------------------------------------------------------------------------------------------------
    Increase in trade accounts receivable                                               (5,488)           (4,529)
    -------------------------------------------------------------------------------------------------------------------
    Increase in bills receivable                                                          (544)           (2,328)
    -------------------------------------------------------------------------------------------------------------------
    Increase in inventories                                                            (14,957)          (14,604)
    -------------------------------------------------------------------------------------------------------------------
    (Increase)/decrease in prepaid expenses and other current assets                      (522)              303
    -------------------------------------------------------------------------------------------------------------------
    (Increase)/decrease in lease prepayments                                              (295)               16
    -------------------------------------------------------------------------------------------------------------------
    Increase in long-term prepayments and other assets                                  (1,451)             (758)
    -------------------------------------------------------------------------------------------------------------------
    Increase in trade accounts payable                                                   9,984             3,703
    -------------------------------------------------------------------------------------------------------------------
    (Decrease)/increase in bills payable                                                (3,904)            4,408
    -------------------------------------------------------------------------------------------------------------------
    Increase/(decrease) in accrued expenses and other payables                           3,050            (1,977)
    -------------------------------------------------------------------------------------------------------------------
    Decrease in other liabilities                                                         (117)             (358)
    -------------------------------------------------------------------------------------------------------------------
    CASH GENERATED FROM OPERATIONS                                                      36,296            31,311
    -------------------------------------------------------------------------------------------------------------------
    Interest received                                                                      168               180
    -------------------------------------------------------------------------------------------------------------------
    Interest paid                                                                       (3,320)           (2,664)
    -------------------------------------------------------------------------------------------------------------------
    Investment and dividend income received                                                362               222
    -------------------------------------------------------------------------------------------------------------------
    Income tax paid                                                                    (12,424)           (8,351)
    -------------------------------------------------------------------------------------------------------------------
    CASH FLOWS FROM OPERATING ACTIVITIES                                                21,082            20,698
    ===================================================================================================================

The notes on pages 81 to 105 form part of these interim financial statements.


CONSOLIDATED STATEMENT OF CHANGES IN EQUITY for the six-month period ended 30 June 2005
(Amounts in millions, except per share data)

                                                                                                                       Statutory
                                                                                                           Statutory      public
                                                          Share      Capital       Share     Revaluation     surplus     welfare
                                                        capital      reserve     premium         reserve     reserve        fund
                                                            RMB          RMB         RMB             RMB         RMB         RMB

 Balance at 1 January 2004, as previously reported       86,702       (18,960)     18,072          30,341       6,330      6,330E
----------------------------------------------------------------------------------------------------------------------------------
 Adjusted for acquisition of the Acquired Group              --            --          --              --          --          --
----------------------------------------------------------------------------------------------------------------------------------
 Balance at 1 January 2004, as adjusted                  86,702       (18,960)     18,072          30,341       6,330       6,330
----------------------------------------------------------------------------------------------------------------------------------
 Final dividend for 2003 (Note 13)                           --            --          --              --          --          --
----------------------------------------------------------------------------------------------------------------------------------
 Profit for the period                                       --            --          --              --          --          --
----------------------------------------------------------------------------------------------------------------------------------
 Appropriation (Note (a) and (b))                            --            --          --              --       1,504      1,504E
----------------------------------------------------------------------------------------------------------------------------------
 Revaluation surplus realised                                --            --          --            (627)         --          --
----------------------------------------------------------------------------------------------------------------------------------
 Impairment losses on revalued assets                        --            --          --            (439)         --          --
----------------------------------------------------------------------------------------------------------------------------------
 Realisation of deferred tax on land use rights              --            --          --              --          --          --
----------------------------------------------------------------------------------------------------------------------------------
 Transfer from retained earnings to other reserves           --            --          --              --          --          --
----------------------------------------------------------------------------------------------------------------------------------
 Net assets contributed from Sinopec Group Company           --            --          --              --          --          --
----------------------------------------------------------------------------------------------------------------------------------
 Distributions to minority interests, net                    --            --          --              --          --          --
----------------------------------------------------------------------------------------------------------------------------------
 BALANCE AT 30 JUNE 2004                                 86,702       (18,960)     18,072          29,275       7,834       7,834
==================================================================================================================================
 Balance at 1 January 2005                               86,702       (19,217)     18,072          27,998       9,558       9,558
----------------------------------------------------------------------------------------------------------------------------------
 Final dividend for 2004 (Note 13)                           --            --          --              --          --          --
----------------------------------------------------------------------------------------------------------------------------------
 Profit for the period                                       --            --          --              --          --          --
----------------------------------------------------------------------------------------------------------------------------------
 Appropriation (Note (a) and (b))                            --            --          --              --       1,804       1,804
----------------------------------------------------------------------------------------------------------------------------------
 Revaluation surplus realised                                --            --          --             (60)         --          --
----------------------------------------------------------------------------------------------------------------------------------
 Realisation of deferred tax on land use rights              --            --          --              --          --          --
----------------------------------------------------------------------------------------------------------------------------------
 Acquisition of minority interests in Beijing
   Yanhua (Note 32(i))                                       --            --          --              --          --          --
----------------------------------------------------------------------------------------------------------------------------------
 Distributions to minority interests, net                    --            --          --              --          --          --
----------------------------------------------------------------------------------------------------------------------------------
 BALANCE AT 30 JUNE 2005                                 86,702       (19,217)     18,072          27,938      11,362      11,362
==================================================================================================================================

[table continued]
                                                                                                 Equity
                                                                                           attributable
                                                     Discretionary                            to equity
                                                           surplus      Other   Retained     holders of    Minority      Total
                                                           reserve   reserves   earnings     the parent   interests      equity
                                                               RMB        RMB        RMB            RMB         RMB         RMB

 Balance at 1 January 2004, as previously reported            7,000        252     31,832        167,899      25,866     193,765
----------------------------------------------------------------------------------------------------------------------------------
 Adjusted for acquisition of the Acquired Group                  --      3,616         --          3,616         185       3,801
----------------------------------------------------------------------------------------------------------------------------------
 Balance at 1 January 2004, as adjusted                       7,000      3,868     31,832        171,515      26,051     197,566
----------------------------------------------------------------------------------------------------------------------------------
 Final dividend for 2003 (Note 13)                               --         --     (5,202)        (5,202)         --      (5,202)
----------------------------------------------------------------------------------------------------------------------------------
 Profit for the period                                           --         --     16,746         16,746       2,175      18,921
----------------------------------------------------------------------------------------------------------------------------------
 Appropriation (Note (a) and (b))                                --         --     (3,008)            --          --          --
----------------------------------------------------------------------------------------------------------------------------------
 Revaluation surplus realised                                    --         --        627             --          --          --
----------------------------------------------------------------------------------------------------------------------------------
 Impairment losses on revalued assets                            --         --         --           (439)         --        (439)
----------------------------------------------------------------------------------------------------------------------------------
 Realisation of deferred tax on land use rights                  --         (2)         2             --          --          --
----------------------------------------------------------------------------------------------------------------------------------
 Transfer from retained earnings to other reserves               --        595       (595)            --          --          --
----------------------------------------------------------------------------------------------------------------------------------
 Net assets contributed from Sinopec Group Company               --        198         --            198          --         198
----------------------------------------------------------------------------------------------------------------------------------
 Distributions to minority interests, net                        --         --         --             --        (631)       (631)
----------------------------------------------------------------------------------------------------------------------------------
 BALANCE AT 30 JUNE 2004                                      7,000      4,659     40,402        182,818      27,595     210,413
==================================================================================================================================
 Balance at 1 January 2005                                    7,000        247     53,122        193,040      31,046     224,086
----------------------------------------------------------------------------------------------------------------------------------
 Final dividend for 2004 (Note 13)                               --         --     (6,936)        (6,936)         --      (6,936)
----------------------------------------------------------------------------------------------------------------------------------
 Profit for the period                                           --         --     19,653         19,653       2,116      21,769
----------------------------------------------------------------------------------------------------------------------------------
 Appropriation (Note (a) and (b))                                --         --     (3,608)            --          --          --
----------------------------------------------------------------------------------------------------------------------------------
 Revaluation surplus realised                                    --         --         60             --          --          --
----------------------------------------------------------------------------------------------------------------------------------
 Realisation of deferred tax on land use rights                  --         (2)         2             --          --          --
----------------------------------------------------------------------------------------------------------------------------------
 Acquisition of minority interests in Beijing
   Yanhua (Note 32(i))                                           --         --         --             --      (2,931)     (2,931)
----------------------------------------------------------------------------------------------------------------------------------
 Distributions to minority interests, net                        --         --         --             --      (1,212)     (1,212)
----------------------------------------------------------------------------------------------------------------------------------
 BALANCE AT 30 JUNE 2005                                      7,000        245     62,293        205,757      29,019     234,776
==================================================================================================================================

Notes:

(a) According to the Company's Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the PRC Accounting Rules and Regulations, to statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

     Statutory surplus reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital. During the six-month period ended 30 June 2005, the Company transferred RMB 1,804 million (2004: RMB 1,504 million), being 10% of the current period's net profit determined in accordance with the PRC Accounting Rules and Regulations, to this reserve.

(b) According to the Company's Articles of Association, the Company is required to transfer 5% to 10% of its net profit, as determined in accordance with the PRC Accounting Rules and Regulations, to the statutory public welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than on liquidation. The transfer to this fund must be made before distribution of a dividend to shareholders.

     Pursuant to the Company's Articles of Associations and a resolution passed at the Directors' meeting on 26 August 2005, the directors authorised to transfer RMB 1,804 million (2004: RMB 1,504 million) for the six-month period ended 30 June 2005, being 10% of the current period's net profit determined in accordance with the PRC Accounting Rules and Regulations, to this fund.

(c) The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(d) According to the Company's Articles of Association, the amount of retained profits available for distribution to equity holders of the parent is the lower of the amount determined in accordance with the PRC Accounting Rules and Regulations and the amount determined in accordance with IFRS. At 30 June 2005, the amount of retained profits available for distribution was RMB 11,881 million, being the amount determined in accordance with IFRS. Interim dividend of RMB 3,468 million (2004: RMB 3,468 million) declared after the balance sheet date has not been recognised as a liability at the balance sheet date.

(e) The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation and (ii) the difference between the considerations paid over the amount of the net assets acquired from Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical, Tahe Petrochemical, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants.

(f) The application of the share premium account is governed by Sections 178 and 179 of the PRC Company Law.

NOTES ON THE INTERIM FINANCIAL STATEMENTS for the six-month period ended 30 June 2005

1   PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION

    Principal activities
    China Petroleum & Chemical Corporation (the "Company'') is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the "Group''), engages in fully integrated oil and gas and chemical operations in the People's Republic of China (the "PRC''). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil, natural gas and products by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

    Organisation
    The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation (the "Reorganisation") of China Petrochemical Corporation (OOSinopec Group Company''), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

    As part of the Reorganisation, certain of Sinopec Group Company's core oil and gas and chemical operations and businesses together with the related assets and liabilities that were to be transferred to the Company were segregated such that the operations and businesses were separately managed beginning 31 December 1999. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company at that date. The oil and gas and chemical operations and businesses transferred to the Company related to
    (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sale of chemicals (collectively the "Predecessor Operations").

    Basis of presentation
    Pursuant to the resolution passed at the Extraordinary General Meeting held on 24 August 2001, the Company acquired the entire equity interest of Sinopec National Star Petroleum Company ("Sinopec National Star") from Sinopec Group Company for a consideration of RMB 6.45 billion (hereinafter referred to as the "Acquisition of Sinopec National Star").

    Pursuant to the resolution passed at the Directors' meeting on 28 October 2003, the Group acquired the equity interest of Sinopec Group Maoming Petrochemical Company ("Sinopec Maoming") from Sinopec Group Company, for a consideration of RMB 3.3 billion which was paid in 2004 (hereinafter referred to as the "Acquisition of Ethylene Assets").

    Pursuant to the resolution passed at the Directors' meeting on 29 December 2003, the Group acquired the equity interest of Xi'an Petrochemical Main Factory ("Xi'an Petrochemical") and Tahe Oilfield Petrochemical Factory ("Tahe Petrochemical") from Sinopec Group Company, for considerations of RMB 221 million and RMB 135 million, respectively which were paid in 2004 (hereinafter referred to as the "Acquisition of Refining Assets").

    Pursuant to the resolutions passed at the Extraordinary General Meeting held on 21 December 2004, the Group acquired the equity interest of Sinopec Group Tianjin Petrochemical Company ("Tianjin Petrochemical"), Sinopec Group Luoyang Petrochemical General Plant ("Luoyang Petrochemical"), Zhongyuan Petrochemical Company Limited ("Zhongyuan Petrochemical"), Sinopec Group Guangzhou Petrochemical General Plant ("Guangzhou Petrochemical") and certain catalyst plants ("Catalyst Plants") from Sinopec Group Company for a total consideration of RMB 3,128 million which was paid in 2005 (hereinafter referred to as the "Acquisition of Petrochemical and Catalyst Assets").

    As the Group, Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical, Tahe Petrochemical, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants are under the common control of Sinopec Group Company, the Acquisition of Sinopec National Star, the Acquisition of Ethylene Assets, the Acquisition of Refining Assets and the Acquisition of Petrochemical and Catalyst Assets are considered as "combination of entities under common control" which are accounted in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). Accordingly, the assets and liabilities acquired from Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical, Tahe Petrochemical, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants have been accounted for at historical cost and the financial statements of the Group for periods prior to the combination have been restated to include the results of operations of Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical, Tahe Petrochemical, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants on a combined basis. In connection with these acquisitions, certain assets, primarily property, plant and equipment and construction in progress, were retained by Sinopec Group Company. The assets retained by Sinopec Group Company were reflected as a distribution in the equity attributable to equity holders of the parent. The considerations for these acquisitions were treated as equity transactions.

    The results of operations previously reported by the Group for the six-month period ended 30 June 2004 have been restated to include the results of Tianjin Petrochemical, Luoyang Petrochemical, Zhougyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants (collectively the "Acquired Group") as set out below.

                                                                    The Group
                                                                  without the      The Acquired
                                                               Acquired Group             Group          Combined
                                                                 RMB millions      RMB millions      RMB millions

    Results of operation:
    ------------------------------------------------------------------------------------------------------------------
       Operating revenue                                              275,442             4,003           279,445
       ---------------------------------------------------------------------------------------------------------------
       Profit attributable to equity holders of the parent             16,151               595            16,746
       ---------------------------------------------------------------------------------------------------------------
       Basic earnings per share (RMB)                                    0.19                 --              0.19
       ---------------------------------------------------------------------------------------------------------------

    For the six-month period ended 30 June 2004 presented, all significant transactions between the Group and the Acquired Group have been eliminated.

    The accompanying interim financial statements have been prepared in accordance with IFRS promulgated by the International Accounting Standards Board ("IASB"). IFRS includes International Accounting Standards ("IAS") and related interpretations. These interim financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

    The accompanying interim financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 14). The accounting policies described in Note 2 have been consistently applied by the Group, except those disclosed in Note 36.

    The preparation of the interim financial statements in accordance with IFRS requires management to make judgement, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements and the reported amounts of revenues and expenses during the period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

    The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

    Judgement made by management in the application of IFRSs that have significant effect on the interim financial statements and estimates with a significant risk of material adjustment in the next financial year are disclosed in Note 34.

2   PRINCIPAL ACCOUNTING POLICIES

    (a) Basis of consolidation

        The consolidated interim financial statements include the interim financial statements of the Company and its subsidiaries. Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

        The results of subsidiaries are included in the consolidated income statement from the date that control effectively commences until the date that control effectively ceases, and the profit attributable to minority interests is separately presented in the face of the income statement as an allocation of the profit or loss for the period between the minority interests and equity holders of the parent. All significant inter-company balances and transactions and any unrealised gains arising from inter-company transactions are eliminated on consolidation.

        The particulars of the Group's principal subsidiaries are set out in
        Note 32.

    (b) Translation of foreign currencies
        The functional and presentation currency of the Group is Renminbi. Foreign currency transactions during the period are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China (OOPBOC rates'') prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC rates at the balance sheet date.

        Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the income statement.

    (c) Cash and cash equivalents
        Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

    (d) Trade accounts receivable
        Trade accounts receivable are stated at cost less allowance for doubtful accounts. An allowance for doubtful accounts is provided based upon the evaluation of the recoverability of these accounts at the balance sheet date.

    (e) Inventories
        Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

        Spare parts and consumables are stated at cost less any provision for obsolescence.

    (f) Property, plant and equipment
        An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses. The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use and the initial estimate, where relevant, of the costs of dismantling and removing the item and restoring the site on which it is located. Subsequent to the revaluation (Note 14), which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. The Group recognises in the carrying amount of an item of property, plant and equipment the expenditure of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognised as an expense in the income statement in the period in which it is incurred.

        Gains or losses arising from the retirement or disposal of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the income statement on the date of retirement or disposal. On disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings.

        Depreciation is provided to write off the cost/revalued amount of each part of an item of property, plant and equipment, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

        Buildings                                                 15 to 45 years
        Plant, machinery, equipment, oil depots and others        4 to 18 years
        Service stations                                          25 years

        The residual value, if not insignificant, is reassessed annually.

    (g) Oil and gas properties
        The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells and the related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. Exploratory wells that find oil and gas reserves in any area requiring major capital expenditure are expensed unless the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made, and drilling of the additional exploratory wells is under way or firmly planned for the near future. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred. Capitalised costs relating to proved properties are amortised at the field level on a unit-of-production method. The amortisation rates are determined based on oil and gas reserves estimated to be recoverable from existing facilities over the shorter of the economic lives of crude oil and natural gas reservoirs and the terms of the relevant production licenses.

        Gains and losses on the disposal of proved oil and gas properties are not recognised unless the disposal encompasses an entire property. The proceeds on such disposals are credited to the carrying amounts of oil and gas properties.

    (h) Lease prepayments
        Lease prepayments represent land use rights paid to the PRC's land bureau. Land use rights are carried at cost and amortised on a straight-line basis over the respective periods of the rights.

    (i) Construction in progress
        Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses. The cost of an item comprises direct costs of construction and the initial estimate, where relevant, of the costs of dismantling and removing the item and restoring the site on which it is located as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

        Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

        No depreciation is provided in respect of construction in progress.

    (j) Investments
        Investments in unlisted equity securities are stated at cost less provision for impairment losses. A provision is made where, in the opinion of management, the carrying amount of the investments exceeds its recoverable amount.

    (k) Interests in associates
        An associate is a company, not being a subsidiary, in which the Group exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies.

        Investments in associates are accounted for using the equity method from the date that significant influence commences until the date that significant influence ceases.

    (l) Jointly controlled entities
        A jointly controlled entity is an entity over which the Group can exercise joint control with other venturers. Joint control is the contractually agreed sharing of control over an economic activity.

        Investments in jointly controlled entities are accounted for on a proportionate consolidation basis. Under this method, the Group combines its proportionate share of the jointly controlled entity's turnover and expenses with each major turnover and expense caption of the Group's income statement and combines its proportionate share of the jointly controlled entity's assets and liabilities with each major asset and liability caption of the Group's balance sheet, from the date that joint control commences until the date that joint control ceases.

    (m) Provisions
        A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

    (n) Revenue recognition
        Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and ancillary materials are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. Revenue from the rendering of services is recognised in the income statement upon performance of the services. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

        Interest income is recognised on a time apportioned basis that takes into account the effective yield on the asset.

    (o) Borrowing costs
        Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

    (p) Repairs and maintenance expenditure
        Repairs and maintenance expenditure, including cost of major overhaul, is expensed as incurred.

    (q) Environmental expenditures
        Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

        Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reasonably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

    (r) Research and development costs
        Research and development costs are recognised as expenses in the period in which they are incurred.

    (s) Operating leases
        Operating lease payments are charged to the income statement on a straight-line basis over the period of the respective leases.

    (t) Retirement benefits
        The contributions payable under the Group's retirement plans are recognised as expenses in the income statement as incurred and according to the contribution determined by the plans. Further information is set out in Note 30.

    (u) Impairment loss
        The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the fair value less costs to sell and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognised as an expense in the income statement unless the asset is carried at revalued amount for which an impairment loss is recognised directly against any related revaluation reserve to the extent that the impairment loss does not exceed the amount held in the revaluation reserve for that same asset.

        The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as an income unless the asset is carried at revalued amount. Reversal of an impairment loss on a revalued asset is credited to the revaluation reserve except for impairment loss which was previously recognised as an expense in the income statement; a reversal of such impairment loss is recognised as an income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred.

    (v) Income tax
        Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled.

        The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set-off against the taxable profit of another legal tax unit. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

    (w) Dividends
        Dividends are recognised as a liability in the period in which they are declared.

    (x) Segmental reporting
        A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments.

3   TURNOVER
    Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products, net of value-added tax.

4   OTHER OPERATING REVENUES

                                                      Six-month periods
                                                        ended 30 June
                                                     2005              2004
                                             RMB millions      RMB millions

    Sale of materials, service and others           9,117             9,642
    -------------------------------------------------------------------------
    Rental income                                      89               202
    -------------------------------------------------------------------------
                                                    9,206             9,844
    =========================================================================

5   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
    The following items are included in selling, general and administrative expenses:

                                                         Six-month periods
                                                           ended 30 June
                                                        2005              2004
                                                RMB millions      RMB millions

    Research and development costs                       736             1,031
    ---------------------------------------------------------------------------
    Operating lease charges                            2,101             1,973
    ---------------------------------------------------------------------------

6   PERSONNEL EXPENSES

                                                        Six-month periods
                                                          ended 30 June
                                                     2005              2004
                                                 RMB millions      RMB millions

    Wages and salaries                               6,339             6,414
    ---------------------------------------------------------------------------
    Staff welfare                                      794               840
    ---------------------------------------------------------------------------
    Contributions to retirement schemes                930               992
    ---------------------------------------------------------------------------
    Social security contributions                      473               470
    ---------------------------------------------------------------------------
                                                     8,536             8,716
    ===========================================================================

7   EMPLOYEE REDUCTION EXPENSES
    In accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 100 million (2004: RMB 412 million) during the six-month period ended 30 June 2005 in respect of the voluntary termination of approximately 1,800 (2004: 8,000) employees.

8   TAXES OTHER THAN INCOME TAX

                                                       Six-month periods
                                                         ended 30 June
                                                      2005              2004
                                              RMB millions      RMB millions

    Consumption tax                                  5,906             5,690
    ---------------------------------------------------------------------------
    City construction tax                            1,332             1,241
    ---------------------------------------------------------------------------
    Education surcharge                                649               600
    ---------------------------------------------------------------------------
    Resources tax                                      221               221
    ---------------------------------------------------------------------------
    Business tax                                        96                81
    ---------------------------------------------------------------------------
                                                     8,204             7,833
    ===========================================================================

    Consumption tax is levied on producers of gasoline and diesel based on a tariff rate applied to the volume of sales. City construction tax is levied on an entity based on its total amount of value-added tax, consumption tax and business tax.

9   OTHER OPERATING EXPENSES, NET

                                                           Six-month periods
                                                             ended 30 June
                                                          2005             2004
                                                  RMB millions     RMB millions

    Fines, penalties and compensations                     108              31
    ---------------------------------------------------------------------------
    Donations                                              128              49
    ---------------------------------------------------------------------------
    Loss on disposal of property, plant
      and equipment, net                                    20             404
    ---------------------------------------------------------------------------
    Impairment losses on long-lived assets(Note)           397           2,324
    ---------------------------------------------------------------------------
    Others                                                 223             223
    ---------------------------------------------------------------------------
                                                           876           3,031
    ===========================================================================

    Note:

    Impairment losses recognised on long-lived assets of the chemicals segment of RMB 392 million for the six-month period ended 30 June 2005 relate to a chemical production facility that is held for use. The carrying value of this facility was written down to its recoverable value which was based on the fair value less costs to sell. Fair value was determined based on the appraised value of this chemical production facility. An amount of RMB 392 million was charged to the income statement. The primary factor resulting in the impairment losses on long-lived assets of the chemicals segment was due to higher operating and production costs caused by the increase in the prices of raw materials that are not expected to be recovered through an increase in selling price.

    Impairment losses recognised on long-lived assets of the chemicals segment of RMB 2,140 million for the six-month period ended 30 June 2004 relate to certain chemical production facilities that are held for use. The carrying values of these facilities were written down to their recoverable values which were based on the asset held for use model using the present value of estimated future cash flows. An amount of RMB 1,701 million was charged to the income statement with the remaining amount of RMB 439 million recognised directly against the related revaluation reserve in respect of those assets that were carried at revalued amount. The primary factor resulting in the impairment losses on long-lived assets of the chemicals segment was due to higher operating and production costs caused by the increase in the prices of raw materials that are not expected to be recovered through an increase in selling price.

    Impairment losses recognised on long-lived assets of the marketing and distribution segment of RMB 5 million (2004: RMB 623 million) for the six-month period ended 30 June 2005 primarily relate to certain service stations that were closed during the period. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

10  INTEREST EXPENSE

                                                          Six-month periods
                                                            ended 30 June
                                                         2005              2004
                                                 RMB millions      RMB millions

    Interest expense incurred                           3,399             2,665
    ----------------------------------------------------------------------------
    Less: Interest expense capitalised*                  (554)             (393)
    ----------------------------------------------------------------------------
    INTEREST EXPENSE                                    2,845             2,272
    ----------------------------------------------------------------------------
    *  Interest rates per annum at which
         borrowing costs were capitalised
         for construction in progress            3.4% to 6.1%      3.1% to 6.0%
    ----------------------------------------------------------------------------

11  TAXATION
    Taxation in the consolidated income statement represents:

                                                         Six-month periods
                                                           ended 30 June
                                                        2005              2004
                                                RMB millions      RMB millions

    Provision for PRC income tax
    ---------------------------------------------------------------------------
       -- the Group                                     9,915             8,463
    ---------------------------------------------------------------------------
       -- associates                                      170               152
    ---------------------------------------------------------------------------
    Deferred taxation                                   (140)             (598)
    ---------------------------------------------------------------------------
                                                       9,945             8,017
    ===========================================================================

    A reconciliation of the expected tax with the actual tax expense is as follows:

                                                        Six-month periods
                                                          ended 30 June
                                                       2005              2004
                                               RMB millions      RMB millions

    Profit before taxation                           31,714            26,938
    ----------------------------------------------------------------------------
    Expected PRC income tax expense
    at a statutory tax rate of 33%                   10,466             8,890
    ----------------------------------------------------------------------------
    Non-deductible expenses                             234               123
    ----------------------------------------------------------------------------
    Non-taxable income                                 (222)             (155)
    Differential tax rate on
    subsidiaries' income (Note)                        (870)           (1,193)
    ----------------------------------------------------------------------------
    Tax losses not recognised for
    deferred tax                                         15               360
    ----------------------------------------------------------------------------
    Under-provision in prior years                      477                91
    ----------------------------------------------------------------------------
    Tax credit for domestic
    equipment purchases                                (155)              (99)
    ----------------------------------------------------------------------------
                                                      9,945             8,017
    ===========================================================================

    Substantially all income before income tax and related tax expense is from PRC sources.

    Note:

    The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company, which are taxed at a preferential rate of 15%.

12  BASIC EARNINGS PER SHARE
    The calculation of basic earnings per share for the six-month period ended 30 June 2005 is based on the profit attributable to equity holders of the parent of RMB 19,653 million (2004: RMB 16,746 million) and the weighted average number of shares of 86,702,439,000 (2004: 86,702,439,000) during the period.

    The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence during the periods presented.

13  DIVIDENDS

    Dividends attributable to the period represent:

                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                                                      2005              2004
                                                                                              RMB millions      RMB millions

    Interim dividends declared after the balance sheet date of RMB 0.04 per share
      (2004: RMB 0.04 per share)                                                                     3,468             3,468
-----------------------------------------------------------------------------------------------------------------------------------

    Pursuant to the Company's Articles of Association and a resolution passed at the Directors' meeting on 26 August 2005, the directors authorised to declare the interim dividends for the year ending 31 December 2005 of RMB
    0.04 (2004: RMB 0.04) per share totalling RMB 3,468 million (2004: RMB 3,468 million). Interim dividend of RMB 3,468 million (2004: RMB 3,468 million) declared after the balance sheet date has not been recognised as a liability at the balance sheet date.

    Dividends attributable to the previous financial year, approved and paid during the period represent:

                                                                                            Six-month periods
                                                                                              ended 30 June
                                                                                           2005              2004
                                                                                   RMB millions      RMB millions
    Final dividends in respect of the previous financial year, approved and
      paid during the period of RMB 0.08 per share (2004: RMB 0.06 per share)             6,936             5,202
    --------------------------------------------------------------------------------------------------------------

    Pursuant to the shareholders' approval at the Annual General Meeting on 18 May 2005, a final dividend of RMB 0.08 per share totalling RMB 6,936 million in respect of the year ended 31 December 2004 was declared and paid on 27 June 2005.

    Pursuant to the shareholders' approval at the Annual General Meeting on 18 May 2004, a final dividend of RMB 0.06 per share totalling RMB 5,202 million in respect of the year ended 31 December 2003 was declared and paid on 28 June 2004.

14  PROPERTY, PLANT AND EQUIPMENT

    By segment:

                                               Exploration                 Marketing                  Corporate
                                                       and                       and                        and
                                                production     Refining distribution     Chemicals       others        Total
                                              RMB millions RMB millions RMB millions  RMB millions RMB millions RMB millions

    COST/VALUATION:
    -------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2004                      177,962      105,237       54,482       160,289        3,788      501,758
    -------------------------------------------------------------------------------------------------------------------------------
    Additions                                          442          203          803           160           19        1,627
    -------------------------------------------------------------------------------------------------------------------------------
    Transferred from construction in progress        3,706        4,010        3,443           752          123       12,034
    -------------------------------------------------------------------------------------------------------------------------------
    Disposals                                         (641)      (1,669)      (1,282)       (1,970)          (8)      (5,570)
    -------------------------------------------------------------------------------------------------------------------------------
    BALANCE AT 30 JUNE 2004                        181,469      107,781       57,446       159,231        3,922      509,849
    -------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2005                      192,076      116,910       65,345       163,222        4,092      541,645
    -------------------------------------------------------------------------------------------------------------------------------
    Additions                                            8           85           77            96          147          413
    -------------------------------------------------------------------------------------------------------------------------------
    Transferred from construction in progress        3,386        3,173        5,918        15,420           95       27,992
    -------------------------------------------------------------------------------------------------------------------------------
    Proportionate share of a new jointly
      controlled entity                                 --           --           --         1,028           --        1,028
    -------------------------------------------------------------------------------------------------------------------------------
    Disposals                                          (97)         (84)        (220)         (102)         (18)        (521)
    -------------------------------------------------------------------------------------------------------------------------------
    BALANCE AT 30 JUNE 2005                        195,373      120,084       71,120       179,664        4,316      570,557
    -------------------------------------------------------------------------------------------------------------------------------
    ACCUMULATED DEPRECIATION:
    -------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2004                       84,604       50,901       10,014        84,285        1,223      231,027
    -------------------------------------------------------------------------------------------------------------------------------
    Depreciation charge for the period               5,357        3,687        1,276         4,616          143       15,079
    -------------------------------------------------------------------------------------------------------------------------------
    Impairment losses for the period                    --           --          623         2,140            --        2,763
    -------------------------------------------------------------------------------------------------------------------------------
    Written back on disposals                         (502)      (1,362)        (728)       (1,204)          (5)      (3,801)
    -------------------------------------------------------------------------------------------------------------------------------
    BALANCE AT 30 JUNE 2004                         89,459       53,226       11,185        89,837        1,361      245,068
    ===============================================================================================================================
    Balance at 1 January 2005                       94,028       56,580       13,465        92,042        1,407      257,522
    -------------------------------------------------------------------------------------------------------------------------------
    Depreciation charge for the period               5,233        3,296        1,372         4,872          134       14,907
    -------------------------------------------------------------------------------------------------------------------------------
    Impairment losses for the period                    --           --            5           392           --          397
    -------------------------------------------------------------------------------------------------------------------------------
    Written back on disposals                          (87)         (58)         (95)          (54)          (6)        (300)
    -------------------------------------------------------------------------------------------------------------------------------
    BALANCE AT 30 JUNE 2005                         99,174       59,818       14,747        97,252        1,535      272,526
    ===============================================================================================================================
    NET BOOK VALUE:
    -------------------------------------------------------------------------------------------------------------------------------
    At 1 January 2004                               93,358       54,336       44,468        76,004        2,565      270,731
    -------------------------------------------------------------------------------------------------------------------------------
    AT 30 JUNE 2004                                 92,010       54,555       46,261        69,394        2,561      264,781
    ===============================================================================================================================
    At 1 January 2005                               98,048       60,330       51,880        71,180        2,685      284,123
    -------------------------------------------------------------------------------------------------------------------------------
    AT 30 JUNE 2005                                 96,199       60,266       56,373        82,412        2,781      298,031
    ===============================================================================================================================

    By asset class:

                                                                                 Oil depots,          Plant,
                                                                               storage tanks      machinery,
                                                                 Oil and gas     and service       equipment
                                                   Buildings      properties        stations      and others           Total
                                                RMB millions    RMB millions    RMB millions    RMB millions    RMB millions

    COST/VALUATION:
    -------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2004                         44,728         158,634          46,337         252,059         501,758
    -------------------------------------------------------------------------------------------------------------------------------
    Additions                                            103               1             623             900           1,627
    -------------------------------------------------------------------------------------------------------------------------------
    Transferred from construction in progress            174           3,667           5,390           2,803          12,034
    -------------------------------------------------------------------------------------------------------------------------------
    Disposals                                           (899)           (239)           (985)         (3,447)         (5,570)
    -------------------------------------------------------------------------------------------------------------------------------
    BALANCE AT 30 JUNE 2004                           44,106         162,063          51,365         252,315         509,849
    ===============================================================================================================================
    Balance at 1 January 2005                         44,854         173,564          60,533         262,694         541,645
    -------------------------------------------------------------------------------------------------------------------------------
    Additions                                             43               1              63             306             413
    -------------------------------------------------------------------------------------------------------------------------------
    Transferred from construction in progress          1,222           3,130           5,219          18,421          27,992
    -------------------------------------------------------------------------------------------------------------------------------
    Proportionate share of a new
      jointly controlled entity                          182               --               --               846             1,028
    -------------------------------------------------------------------------------------------------------------------------------
    Disposals                                           (117)            (59)           (156)           (189)           (521)
    -------------------------------------------------------------------------------------------------------------------------------
    BALANCE AT 30 JUNE 2005                           46,184         176,636          65,659         282,078         570,557
    ===============================================================================================================================
    ACCUMULATED DEPRECIATION:
    -------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2004                         18,975          77,582           8,785         125,685         231,027
    -------------------------------------------------------------------------------------------------------------------------------
    Depreciation charge for the period                   862           4,575           1,061           8,581          15,079
    -------------------------------------------------------------------------------------------------------------------------------
    Impairment losses for the period                     325               --             623           1,815           2,763
    -------------------------------------------------------------------------------------------------------------------------------
    Written back on disposals                           (434)           (205)           (491)         (2,671)         (3,801)
    -------------------------------------------------------------------------------------------------------------------------------
    BALANCE AT 30 JUNE 2004                           19,728          81,952           9,978         133,410         245,068
    ===============================================================================================================================
    Balance at 1 January 2005                         20,308          85,143          11,781         140,290         257,522
    -------------------------------------------------------------------------------------------------------------------------------
    Depreciation charge for the period                   761           4,902           1,209           8,035          14,907
    -------------------------------------------------------------------------------------------------------------------------------
    Impairment losses for the period                       --               --               5             392             397
    -------------------------------------------------------------------------------------------------------------------------------
    Written back on disposals                            (42)            (50)            (60)           (148)           (300)
    -------------------------------------------------------------------------------------------------------------------------------
    BALANCE AT 30 JUNE 2005                           21,027          89,995          12,935         148,569         272,526
    ===============================================================================================================================
    NET BOOK VALUE:
    -------------------------------------------------------------------------------------------------------------------------------
    At 1 January 2004                                 25,753          81,052          37,552         126,374         270,731
    -------------------------------------------------------------------------------------------------------------------------------
    AT 30 JUNE 2004                                   24,378          80,111          41,387         118,905         264,781
    ===============================================================================================================================
    At 1 January 2005                                 24,546          88,421          48,752         122,404         284,123
    -------------------------------------------------------------------------------------------------------------------------------
    AT 30 JUNE 2005                                   25,157          86,641          52,724         133,509         298,031
    ===============================================================================================================================

    The Group's proportionate share of the jointly controlled entities' net book value of property, plant and equipment at 30 June 2005 in the exploration and production and the chemicals segments were RMB 392 million (2004: RMB 412 million) and RMB 15,584 million (2004: RMB 17 million), respectively.

    As required by the relevant PRC regulations with respect to the Reorganisation, the property, plant and equipment of the Group at 30 September 1999 were valued for each asset class by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation, independent valuers registered in the PRC, on a depreciated replacement cost basis. The value of property, plant and equipment was determined at RMB 159,788 million. The surplus on revaluation of RMB 32,320 million, net of amounts allocated to minority interests, was incorporated in the financial statements of the Group at 31 December 1999.

    In connection with the Acquisition of Sinopec National Star, the property, plant and equipment of Sinopec National Star were revalued at 31 December 2000, by a firm of independent valuers and approved by the Ministry of Finance. The value of property, plant and equipment of Sinopec National Star pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB 4,373 million, resulting in a surplus on revaluation of RMB 1,136 million, net of amounts allocated to minority interest.

    In connection with the Acquisition of Ethylene Assets, the property, plant and equipment of Sinopec Maoming were revalued at 30 June 2003, by a firm of independent valuers in accordance with the relevant rules and regulations. The value of property, plant and equipment of Sinopec Maoming pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB 5,100 million, which approximated the net historical carrying value of the assets.

    In connection with the Acquisition of Refining Assets, the property, plant and equipment of the Refining Assets were revalued at 31 October 2003, by a firm of independent valuers in accordance with the relevant rules and regulations. The value of property, plant and equipment of the Refining Assets pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB 461 million, which approximated the net historical carrying value of the assets.

    In connection with the Acquisition of Petrochemical and Catalyst Assets, the property, plant and equipment of the Petrochemical and Catalyst Assets were revalued at 30 June 2004, by a firm of independent valuers in accordance with the relevant rules and regulations. The value of property, plant and equipment of the Petrochemical and Catalyst Assets pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB 11,895 million, which approximated the net historical carrying value of the assets.

    In accordance with IAS 16, subsequent to these revaluations, which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluation is performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Based on a revaluation performed as of 31 December 2004, which was based on depreciated replacement costs, the carrying value of property, plant and equipment did not differ materially from their fair value.

15  CONSTRUCTION IN PROGRESS


                                               Exploration                 Marketing
                                                       and                       and                  Corporate
                                                production     Refining distribution     Chemicals   and others        Total
                                              RMB millions RMB millions RMB millions  RMB millions RMB millions RMB millions

    Balance at 1 January 2004                        5,535        8,470        7,941         6,957          451       29,354
    -------------------------------------------------------------------------------------------------------------------------------
    Additions                                       10,394        3,914        7,808         3,029           96       25,241
    -------------------------------------------------------------------------------------------------------------------------------
    Additions by jointly controlled entities           702           --           --         2,666           --        3,368
    -------------------------------------------------------------------------------------------------------------------------------
    Dry hole costs written off                        (764)          --           --            --           --         (764)
    -------------------------------------------------------------------------------------------------------------------------------
    Transferred to property, plant and equipment    (3,706)      (4,010)      (3,443)         (752)        (123)     (12,034)
    -------------------------------------------------------------------------------------------------------------------------------
    BALANCE AT 30 JUNE 2004                         12,161        8,374       12,306        11,900          424       45,165
    ===============================================================================================================================
    Balance at 1 January 2005                        9,262        8,459       13,781        13,170        1,513       46,185
    -------------------------------------------------------------------------------------------------------------------------------
    Additions                                       11,352        3,366        6,307         2,146          249       23,420
    -------------------------------------------------------------------------------------------------------------------------------
    Additions by jointly controlled entities           396           --           --         1,500           --        1,896
    -------------------------------------------------------------------------------------------------------------------------------
    Proportionate share of a new jointly
      controlled entity                                 --           --           --         5,461           --        5,461
    -------------------------------------------------------------------------------------------------------------------------------
    Dry hole costs written off                      (1,325)          --           --            --           --       (1,325)
    -------------------------------------------------------------------------------------------------------------------------------
    Transferred to property, plant and equipment    (3,386)      (3,173)      (5,918)      (15,420)         (95)     (27,992)
    -------------------------------------------------------------------------------------------------------------------------------
    BALANCE AT 30 JUNE 2005                         16,299        8,652       14,170         6,857        1,667       47,645
    ===============================================================================================================================

    The Group's proportionate share of the jointly controlled entities' construction in progress at 30 June 2005 in the exploration and production and the chemicals segments were RMB 2,449 million (2004: RMB 2,053 million) and RMB 321 million (2004: RMB 8,171 million), respectively.

16  INVESTMENTS

                                                  At 30 June    At 31 December
                                                        2005              2004
                                                RMB millions      RMB millions

    Unlisted investments, at cost                      2,804             2,891
    ----------------------------------------------------------------------------
    Less: Provision for impairment losses               (370)             (353)
    ----------------------------------------------------------------------------
                                                       2,434             2,538
    ============================================================================

    Unlisted investments represent the Group's interests in PRC domiciled enterprises which are mainly engaged in non-oil and gas activities and operations. The Group has no significant investments in marketable securities.

17  INTERESTS IN ASSOCIATES

                                                 At 30 June    At 31 December
                                                       2005              2004
                                               RMB millions      RMB millions

    Share of net assets                               7,521            10,222
------------------------------------------------------------------------------

    The Group's investments in associates are with companies primarily engaged in the oil and gas and chemical operations in the PRC. These investments are individually and in the aggregate not material to the Group's financial condition or results of operations for all periods presented. The principal investments in associates, all of which are incorporated in the PRC, are as follows:
                                                                                             Percentage
                                                                             Percentage      of equity
                                   Form of                                    of equity    held by the
                                   business        Particulars of issued    held by the      Company's
 Name of company                   structure       and paid up capital          Company   subsidiaries    Principal activities
                                                                                      %              %

 Shengli Oil Field Dynamic         Incorporated    364,027,608 ordinary           26.33             --    Exploration of crude oil
   Company Limited ("Dynamic")*                    shares of RMB 1.00 each                                and distribution of
                                                                                                          petrochemical products
 ----------------------------------------------------------------------------------------------------------------------------------
 Sinopec Shandong Taishan          Incorporated    480,793,320 ordinary           38.68             --    Trading of petroleum
   Petroleum Company Limited                       shares of RMB 1.00 each                                products and decoration
   ("Taishan")*                                                                                           of service gas stations
 ----------------------------------------------------------------------------------------------------------------------------------
 Sinopec Finance Company           Incorporated    Registered capital             32.00           8.22    Provision of non-banking
   Limited                                         RMB 2,500,000,000                                       financial services
 ----------------------------------------------------------------------------------------------------------------------------------
 Shanghai Petroleum National       Incorporated    Registered capital             30.00             --    Exploration and
   Gas Corporation                                 RMB 900,000,000                                        production of crude
                                                                                                          oil and natural gas
 ----------------------------------------------------------------------------------------------------------------------------------
 Shanghai Chemical Industry Park   Incorporated    Registered capital                --          38.26    Planning, development
   Development Company Limited                     RMB 2,372,439,000                                      and operation of the
                                                                                                          Chemical Industry Park
                                                                                                          in Shanghai, the PRC
 ----------------------------------------------------------------------------------------------------------------------------------
 China Shipping & Sinopec          Incorporated    Registered capital                --          50.00    Transportation of
   Suppliers Company Limited                       RMB 876,660,000                                        petroleum products
 ----------------------------------------------------------------------------------------------------------------------------------

  * Shares of Dynamic and Taishan are listed on the Shenzhen Stock Exchange. Shares held by the Company are domestic state-owned A shares which are not admitted for trading in any stock exchange in the PRC. The market value of the Company's investments in Dynamic and Taishan based on the quoted market price are RMB 471 million (2004: RMB 479 million) and RMB 524 million (2004: RMB 1,516 million) respectively at 30 June 2005.


18  INTERESTS IN JOINTLY CONTROLLED ENTITIES

    The Group's principal interests in jointly controlled entities are as follows:
                                                                                            Percentage
                                                                            Percentage      of equity
                                   Form of                                   of equity    held by the
                                   business        Particulars of issued   held by the      Company's
 Name of company                   structure       and paid up capital         Company   subsidiaries   Principal activities
                                                                                     %              %

Shanghai Secco Petrochemical       Incorporated    Registered capital          30.00          20.00     Manufacturing and
  Company Limited                                  USD 901,440,964                                      distribution of
                                                                                                        petrochemical products
------------------------------------------------------------------------------------------------------------------------------------
BASF-YPC Company Limited           Incorporated    Registered capital          30.00          10.00     Manufacturing and
                                                   RMB 8,793,000,000                                    distribution of
                                                                                                        petrochemical products
------------------------------------------------------------------------------------------------------------------------------------
Yueyang Sinopec and Shell Coal     Incorporated    Registered capital          50.00             --     Manufacturing and
  Gasification Company Limited                     USD 45,588,700                                       distribution of
                                                                                                        industrial gas
------------------------------------------------------------------------------------------------------------------------------------
Block A Oil Field in the Western   Unincorporated   --                            --           43.00    Exploration and production
  Area Chengda in Bohai Bay                                                                             of crude oil and
                                                                                                        natural gas
------------------------------------------------------------------------------------------------------------------------------------

    Included in the interim financial statements are the following items that represent the Group's proportionate share of the jointly controlled entities' financial condition and results of operations.

                                                        Six-month periods
                                                        ended 30 June
                                                     2005              2004
                                             RMB millions      RMB millions
--------------------------------------------------------------------------------

    Results of operations:
--------------------------------------------------------------------------------
    Operating revenue                               2,421               138
    Expenses                                        2,745               166
--------------------------------------------------------------------------------
    Net losses                                       (324)              (28)
--------------------------------------------------------------------------------

                                               At 30 June    At 31 December
                                                     2005              2004
                                             RMB millions      RMB millions
--------------------------------------------------------------------------------

    Financial conditions:
--------------------------------------------------------------------------------
    Current assets                                  2,280               520
--------------------------------------------------------------------------------
    Non-current assets                             19,642            10,913
--------------------------------------------------------------------------------
    Current liabilities                             2,956             1,699
    Non-current liabilities                        10,192             4,463
--------------------------------------------------------------------------------
    Net assets                                      8,774             5,271
--------------------------------------------------------------------------------

19  LONG-TERM PREPAYMENTS AND OTHER ASSETS
    Long term prepayments and other assets primarily represent prepaid rental expenses over one year, computer software and catalysts.

20  TRADE ACCOUNTS AND BILLS RECEIVABLES

                                                 At 30 June    At 31 December
                                                       2005              2004
                                               RMB millions      RMB millions

    Amounts due from third parties                   15,127            10,989
    ---------------------------------------------------------------------------
    Amounts due from Sinopec Group
      Company and fellow subsidiaries                2,705             2,349
    ---------------------------------------------------------------------------
    Amounts due from associates                        563                89
    ---------------------------------------------------------------------------
    Amounts due from jointly
      controlled entities                               404                --
    ---------------------------------------------------------------------------
                                                     18,799            13,427
    ---------------------------------------------------------------------------
    Less: Allowance for doubtful accounts            (3,552)           (3,671)
    ---------------------------------------------------------------------------
                                                     15,247             9,756
    ---------------------------------------------------------------------------
    Bills receivable                                  8,356             7,812
    ---------------------------------------------------------------------------
                                                     23,603            17,568
    ===========================================================================

    The ageing analysis of trade accounts and bills receivables (net of allowance for doubtful accounts) is as follows:

                                                At 30 June    At 31 December
                                                      2005              2004
                                              RMB millions      RMB millions

    Within one year                                 23,119            16,968
    ---------------------------------------------------------------------------
    Between one and two years                          226               225
    ---------------------------------------------------------------------------
    Between two and three years                        135               166
    ---------------------------------------------------------------------------
    Over three years                                   123               209
    ---------------------------------------------------------------------------
                                                    23,603            17,568
    ===========================================================================

    Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

21  INVENTORIES

                                                  At 30 June    At 31 December
                                                        2005              2004
                                                RMB millions      RMB millions

    Crude oil and other raw materials                 45,094            32,562
    ---------------------------------------------------------------------------
    Work in progress                                  11,598             8,341
    ---------------------------------------------------------------------------
    Finished goods                                    19,248            20,804
    ---------------------------------------------------------------------------
    Spare parts and consumables                        4,429             3,528
    ---------------------------------------------------------------------------
                                                      80,369            65,235
    ---------------------------------------------------------------------------
    Less: Allowance for diminution
      in value of inventories                           (936)             (906)
    ---------------------------------------------------------------------------
                                                      79,433            64,329
    ===========================================================================

    At 30 June 2005, the carrying amount of the Group's inventories carried at fair value less costs to sell amounted to RMB 2,229 million (2004: RMB 1,624 million).

    The cost of inventories recognised as an expense in the consolidated income statement amounted to RMB 293,438 million for the six-month period ended 30 June 2005 (2004: RMB 213,257 million).

22  PREPAID EXPENSES AND OTHER CURRENT ASSETS

                                                   At 30 June    At 31 December
                                                         2005              2004
                                                 RMB millions      RMB millions

    Advances to third parties                           1,633             1,600
    ---------------------------------------------------------------------------
    Amounts due from Sinopec
      Group Company and fellow subsidiaries             5,192             5,585
    ---------------------------------------------------------------------------
    Other receivables                                   1,908             2,161
    ---------------------------------------------------------------------------
    Purchase deposits                                   3,388             2,547
    ---------------------------------------------------------------------------
    Prepayments in connection with
      construction work and equipment purchases         4,838             4,727
    --------------------------------------------
    Prepaid value-added tax and customs duty            3,228             3,166
    ---------------------------------------------------------------------------
    Amounts due from associates                           559               308
    ---------------------------------------------------------------------------
                                                       20,746            20,094
    ===========================================================================

23  DEFERRED TAX ASSETS AND LIABILITIES

    Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

                                                          Assets                  Liabilities                 Net balance
                                                     At 30        At 31        At 30         At 31        At 30         At 31
                                                      June     December         June      December         June      December
                                                      2005         2004         2005          2004         2005         2004
                                              RMB millions RMB millions RMB millions  RMB millions RMB millions   RMB millions

    Current
    ----------------------------------------------------------------------------------------------------------------------------
    Provisions, primarily for receivables
       and inventories                               2,923        2,528           --            --        2,923        2,528
    ----------------------------------------------------------------------------------------------------------------------------
    Non-current
    ----------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                    1,580        1,566       (1,569)       (1,704)          11         (138)
    ----------------------------------------------------------------------------------------------------------------------------
    Accelerated depreciation                            --           --       (4,078)       (3,932)      (4,078)      (3,932)
    ----------------------------------------------------------------------------------------------------------------------------
    Tax value of losses carried forward, net of
       valuation allowances                            200           66           --            --          200           66
    ----------------------------------------------------------------------------------------------------------------------------
    Lease prepayments                                  362          366           --            --          362          366
    ----------------------------------------------------------------------------------------------------------------------------
    Others                                              26           32         (382)           --         (356)          32
    ----------------------------------------------------------------------------------------------------------------------------
    DEFERRED TAX ASSETS/(LIABILITIES)                5,091        4,558       (6,029)       (5,636)        (938)      (1,078)
    ============================================================================================================================

    A valuation allowance on deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realised through the recovery of taxes previously paid and/or future taxable income. The allowance is subject to ongoing adjustments based on changes in circumstances that affect the Group's assessment of the realisability of the deferred tax assets. The Group has reviewed its deferred tax assets at the balance sheet date. Based on this review, valuation allowances of RMB 15 million (2004: RMB 360 million) were provided for the six-month period ended 30 June 2005. The Group determined the valuation allowance based on management's assessment of the probability that taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is more likely than not that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. Based on this assessment, a valuation allowance was provided to reduce the deferred tax asset to the amount that is more likely than not to be realised.

24 SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES

    Short-term debts represent:

                                                                        At 30 June    At 31 December
                                                                              2005              2004
                                                                      RMB millions      RMB millions

    Third parties' debts
    -------------------------------------------------------------------------------------------------------
    Short-term bank loans                                                   32,129            20,009
    -------------------------------------------------------------------------------------------------------
    Current portion of long-term bank loans                                  7,201            12,177
    -------------------------------------------------------------------------------------------------------
    Current portion of long-term other loans                                    44               121
    -------------------------------------------------------------------------------------------------------
                                                                             7,245            12,298
    .......................................................................................................
    =======================================================================================================

                                                                             39,374            32,307
    -------------------------------------------------------------------------------------------------------
    Loans from Sinopec Group Company and fellow subsidiaries
    -------------------------------------------------------------------------------------------------------
    Short-term loans                                                         2,290             6,714
    -------------------------------------------------------------------------------------------------------
    Current portion of long-term loans                                          --             2,000
    -------------------------------------------------------------------------------------------------------
                                                                             2,290             8,714
    .......................................................................................................
    =======================================================================================================
                                                                            41,664            41,021
    =======================================================================================================

    The Group's weighted average interest rate on short-term loans was 4.3% at 30 June 2005 (2004: 3.9%).

24 SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

    Long-term debts comprise:

                                                                                                At 30 June    At 31 December
                                   Interest rate and final maturity                                   2005              2004
                                                                                              RMB millions      RMB millions

    THIRD PARTIES' DEBTS
    -------------------------------------------------------------------------------------------------------------------------------
    LONG-TERM BANK LOANS
    -------------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Interest rates ranging from interest free to 5.8% per annum
                                   at 30 June 2005 with maturities through 2013                     57,013            52,227
    -------------------------------------------------------------------------------------------------------------------------------
    Japanese Yen denominated       Interest rates ranging from 2.6% to 5.8% per annum
                                   at 30 June 2005 with maturities through 2024                      4,029             4,562
    -------------------------------------------------------------------------------------------------------------------------------
    US Dollar denominated          Interest rates ranging from interest free to 7.4% per annum
                                   at 30 June 2005 with maturities through 2031                      6,140             7,729
    -------------------------------------------------------------------------------------------------------------------------------
    Euro denominated               Fixed interest rate at 6.7% per annum
                                   at 30 June 2005 with maturities through 2010                        147               165
    -------------------------------------------------------------------------------------------------------------------------------
    Hong Kong Dollar               Floating rate at Hong Kong Prime Rate plus 0.3% per annum
      denominated                  at 30 June 2005 with maturities through 2006                          3                 5
    -------------------------------------------------------------------------------------------------------------------------------
                                                                                                    67,332            64,688
    -------------------------------------------------------------------------------------------------------------------------------
    LONG-TERM OTHER LOANS
    -------------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Interest rates ranging from interest free to 5.0% per annum
                                   at 30 June 2005 with maturities through 2008                        156               359
    -------------------------------------------------------------------------------------------------------------------------------
    US Dollar denominated          Interest rates ranging from interest free to 4.0% per annum
                                   at 30 June 2005 with maturities through 2015                         80               110
    -------------------------------------------------------------------------------------------------------------------------------
                                                                                                       236               469
    -------------------------------------------------------------------------------------------------------------------------------
    CORPORATE BONDS
    -------------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Fixed interest rate at 4.61% per annum
                                   at 30 June 2005 with maturity in February 2014 (a)                3,500             3,500
    ...............................................................................................................................
    ===============================================================================================================================
                                                                                                     71,068            68,657
    ...............................................................................................................................
    LONG-TERM BANK LOANS OF JOINTLY CONTROLLED ENTITIES
    -------------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Floating rate at 90% of PBOC's base lending rate per annum
                                   at 30 June 2005 with maturities through 2021                      5,570             2,415
    -------------------------------------------------------------------------------------------------------------------------------
    US Dollar denominated          Floating rate at London Interbank Offer Rate plus 0.4% to 0.7% per
                                   annum at 30 June 2005 with maturities through 2021                4,342             2,048
    -------------------------------------------------------------------------------------------------------------------------------
                                                                                                     9,912             4,463
    -------------------------------------------------------------------------------------------------------------------------------

    -------------------------------------------------------------------------------------------------------------------------------
    Total third parties' long-term debts                                                            80,980            73,120
    -------------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                                                           (7,245)          (12,298)
    -------------------------------------------------------------------------------------------------------------------------------
                                                                                                    73,735            60,822
    ...............................................................................................................................
    LONG-TERM LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES
    -------------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Interest free with maturity in 2020                              35,561            35,561
    -------------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Interest rates ranging from 4.8% to 5.2% per annum
                                   at 30 June 2005 with maturities through 2009                      4,303             3,204
    -------------------------------------------------------------------------------------------------------------------------------
                                                                                                    39,864            38,765
    -------------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                                                                --            (2,000)
    -------------------------------------------------------------------------------------------------------------------------------
                                                                                                    39,864            36,765
    ...............................................................................................................................
    ===============================================================================================================================
                                                                                                   113,599            97,587
    -------------------------------------------------------------------------------------------------------------------------------

    (a) The Company issued ten years corporate bonds of RMB 3.5 billion to PRC citizens as well as PRC legal and non-legal persons on 24 February 2004 with a fixed interest rate at 4.61% per annum.

    Third parties' loans of RMB 35 million of the Group at 30 June 2005 (2004:
    RMB 40 million) were secured by certain of the Group's property, plant and equipment. The net book value of property, plant and equipment of the Group pledged as security amounted to RMB 100 million at 30 June 2005 (2004: RMB 123 million).

    The aggregate maturities of long-term debts and loans from Sinopec Group Company and fellow subsidiaries are as follows:

                                                  At 30 June    At 31 December
                                                        2005              2004
                                                RMB millions      RMB millions

    Within one year                                    7,245            14,298
    ---------------------------------------------------------------------------
    Between one and two years                         22,046            15,886
    ---------------------------------------------------------------------------
    Between two and five years                        40,764            36,041
    ---------------------------------------------------------------------------
    After five years                                  50,789            45,660
    ---------------------------------------------------------------------------
                                                     120,844           111,885
    ===========================================================================

25  TRADE ACCOUNTS AND BILLS PAYABLES

                                                                                                At 30 June    At 31 December
                                                                                                      2005              2004
                                                                                              RMB millions      RMB millions

    Amounts due to third parties                                                                    32,136            22,265
    -------------------------------------------------------------------------------------------------------------------------------
    Amounts due to Sinopec Group Company and fellow subsidiaries                                     1,868             1,527
    -------------------------------------------------------------------------------------------------------------------------------
    Amounts due to associates                                                                          148                 --
    -------------------------------------------------------------------------------------------------------------------------------
                                                                                                    34,152            23,792
    -------------------------------------------------------------------------------------------------------------------------------
    Bills payable                                                                                   26,893            30,797
    -------------------------------------------------------------------------------------------------------------------------------
                                                                                                    61,045            54,589
    ===============================================================================================================================

    Amounts due to Sinopec Group Company and fellow subsidiaries are repayable in accordance with normal commercial terms.

    The ageing analysis of trade accounts and bills payables is as follows:

                                                                                                At 30 June    At 31 December
                                                                                                      2005              2004
                                                                                              RMB millions      RMB millions

    Due within 1 month or on demand                                                                 27,555            25,444
    -------------------------------------------------------------------------------------------------------------------------------
    Due after 1 month but within 6 months                                                           33,346            28,877
    -------------------------------------------------------------------------------------------------------------------------------
    Due after 6 months                                                                                 144               268
    -------------------------------------------------------------------------------------------------------------------------------
                                                                                                    61,045            54,589
    ===============================================================================================================================


26  ACCRUED EXPENSES AND OTHER PAYABLES

                                                                                                At 30 June    At 31 December
                                                                                                      2005              2004
                                                                                              RMB millions      RMB millions

    Amounts due to Sinopec Group Company and fellow subsidiaries                                    11,201            10,897
    -------------------------------------------------------------------------------------------------------------------------------
    Accrued expenditures                                                                            20,966            17,213
    -------------------------------------------------------------------------------------------------------------------------------
    Taxes other than income tax                                                                      3,008             3,717
    -------------------------------------------------------------------------------------------------------------------------------
    Receipts in advance                                                                              7,701             7,387
    -------------------------------------------------------------------------------------------------------------------------------
    Advances from third parties                                                                        847             1,009
    -------------------------------------------------------------------------------------------------------------------------------
    Others                                                                                           4,770             5,053
    -------------------------------------------------------------------------------------------------------------------------------
                                                                                                    48,493            45,276
    ===============================================================================================================================


27  SHARE CAPITAL

                                                                                                At 30 June    At 31 December
                                                                                                      2005              2004
                                                                                              RMB millions      RMB millions

    Registered, issued and fully paid
    -------------------------------------------------------------------------------------------------------------------------------
    67,121,951,000 domestic state-owned A shares of RMB 1.00 each                                   67,122            67,122
    -------------------------------------------------------------------------------------------------------------------------------
    16,780,488,000 overseas listed H shares of RMB 1.00 each                                        16,780            16,780
    -------------------------------------------------------------------------------------------------------------------------------
    2,800,000,000 domestic listed A shares of RMB 1.00 each                                          2,800             2,800
    -------------------------------------------------------------------------------------------------------------------------------
                                                                                                    86,702            86,702
    ===============================================================================================================================

    The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities of the Predecessor Operations transferred to the Company (Note 1).

    Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than
    19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

    In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares ("ADSs", each representing 100 H shares), at prices of HK$ 1.59 per H share and US$ 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 domestic state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

    In July 2001, the Company issued 2.8 billion domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

    All A shares and H shares rank pari passu in all material aspects.

28  COMMITMENTS AND CONTINGENT LIABILITIES

    Operating lease commitments
    The Group leases service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

    At 30 June 2005 and 31 December 2004, the future minimum lease payments under operating leases are as follows:

                                               At 30 June    At 31 December
                                                     2005              2004
                                             RMB millions      RMB millions

    Within one year                                 3,504             3,452
    ---------------------------------------------------------------------------
    Between one and two years                       3,404             3,343
    ---------------------------------------------------------------------------
    Between two and three years                     3,328             3,278
    ---------------------------------------------------------------------------
    Between three and four years                    3,295             3,245
    ---------------------------------------------------------------------------
    Between four and five years                     3,263             3,225
    ---------------------------------------------------------------------------
    Thereafter                                     96,634            97,527
    ---------------------------------------------------------------------------
                                                  113,428           114,070
    ===========================================================================

    Capital commitments
    At 30 June 2005 and 31 December 2004, capital commitments are as follows:

                                                   At 30 June    At 31 December
                                                         2005              2004
                                                 RMB millions      RMB millions

    The Group
    ---------------------------------------------------------------------------
    Authorised and contracted for                      40,475            43,001
    ---------------------------------------------------------------------------
    Authorised but not contracted for                  40,809            60,173
    ---------------------------------------------------------------------------
                                                       81,284           103,174
    ---------------------------------------------------------------------------
    Jointly controlled entities
    ---------------------------------------------------------------------------
    Authorised and contracted for                       2,399             3,157
    ---------------------------------------------------------------------------
    Authorised but not contracted for                       8             2,088
    ---------------------------------------------------------------------------
                                                        2,407             5,245
    ===========================================================================

    These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots, and capital contributions to the Group's investments and interests in associates.

    Exploration and production licenses
    Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group's exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation was given by the State Council. The maximum term of production licenses issued to the Group is 55 years as a special dispensation was given to the Group by the State Council. The Group's production license is renewable upon application by the Group 30 days prior to expiration.

    The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 25 million for the six-month period ended 30 June 2005 (2004: RMB 101 million).

    Estimated future annual payments are as follows:

                                                 At 30 June    At 31 December
                                                       2005              2004
                                               RMB millions      RMB millions

    Within one year                                     138                90
    ---------------------------------------------------------------------------
    Between one and two years                           103               120
    ---------------------------------------------------------------------------
    Between two and three years                          64                75
    ---------------------------------------------------------------------------
    Between three and four years                         70                67
    ---------------------------------------------------------------------------
    Between four and five years                          70                74
    ---------------------------------------------------------------------------
    Thereafter                                          246               279
    ---------------------------------------------------------------------------
                                                        691               705
    ===========================================================================

    Contingent liabilities
    (a) The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

    (b) At 30 June 2005 and 31 December 2004, guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

                                                  At 30 June    At 31 December
                                                        2005              2004
                                                RMB millions      RMB millions

       Associates                                        109             4,828
       -----------------------------------------------------------------------

    The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognise any such losses under guarantees when those losses are estimable. At 30 June 2005 and 31 December 2004, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Group's obligation under these guarantee arrangements.

    Environmental contingencies
    To date, the Group has not incurred any significant expenditures for environmental remediation, is currently not involved in any environmental remediation, and has not accrued any amounts for environmental remediation relating to its operations. Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group's ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 107 million for the six-month period ended 30 June 2005 (2004: RMB 113 million).

    Legal contingencies
    The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

29  RELATED PARTY TRANSACTIONS
    Companies are considered to be related if one company has the ability, directly or indirectly, to control or jointly control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

    (a) Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities The Group is part of a larger group of companies under Sinopec Group Company, which is owned by the PRC government, and has significant transactions and relationships with Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

        The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:

                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                           Note                       2005              2004
                                                                                              RMB millions      RMB millions

       Sales of goods                                                       (i)                     36,976            27,104
       ----------------------------------------------------------------------------------------------------------------------
       Purchases                                                           (ii)                     20,134            16,956
       ----------------------------------------------------------------------------------------------------------------------
       Transportation and storage                                          (iii)                       893               981
       ----------------------------------------------------------------------------------------------------------------------
       Exploration and development services                                (iv)                      7,692             7,101
       ----------------------------------------------------------------------------------------------------------------------
       Production related services                                          (v)                      3,757             3,776
       ----------------------------------------------------------------------------------------------------------------------
       Ancillary and social services                                       (vi)                        912               889
       ----------------------------------------------------------------------------------------------------------------------
       Operating lease charges                                             (vii)                     1,565             1,612
       ----------------------------------------------------------------------------------------------------------------------
       Agency commission income                                           (viii)                        29                31
       ----------------------------------------------------------------------------------------------------------------------
       Intellectual property license fee paid                              (ix)                          9                 5
       ----------------------------------------------------------------------------------------------------------------------
       Interest received                                                    (x)                         21                25
       ----------------------------------------------------------------------------------------------------------------------
       Interest paid                                                       (xi)                        507               349
       ----------------------------------------------------------------------------------------------------------------------
       Net deposits withdrawn from related parties                         (xii)                     2,874             1,537
       ----------------------------------------------------------------------------------------------------------------------
       Net loans (repaid to) / obtained from related parties              (xiii)                    (3,325)              429
       ----------------------------------------------------------------------------------------------------------------------

    (a) Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities (Continued) The amounts set out in the table above in respect of the six-month periods ended 30 June 2005 and 2004 represent the relevant costs to the Group as determined by the corresponding contracts with the related parties.

        At 30 June 2005 and 31 December 2004, there were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries. Guarantees given to banks by the Group in respect of banking facilities to associates are disclosed in Note 28.

        The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

        Notes:

        (i) Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

       (ii) Purchases represent the purchase of materials and utility supplies directly related to the Group's operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

       (iii) Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

       (iv) Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

       (v) Production related services represent ancillary services rendered in relation to the Group's operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

       (vi) Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

       (vii) Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and service stations.

       (viii)Agency commission income represents commission earned for acting as an agent in respect of sales of products of and purchase of materials for certain entities owned by Sinopec Group Company.

       (ix) Intellectual property license fee represents reimbursement paid to Sinopec Group Company for fees required to maintain the validity of certain licenses, trademarks, patents, technology and computer software.

       (x) Interest received represents interest received from deposits placed with Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 30 June 2005 was RMB 1,797 million (2004: RMB 4,671 million).

       (xi) Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and Sinopec Finance Company Limited.

       (xii) Deposits were placed with / withdrawn from Sinopec Finance Company Limited.

       (xiii)The Group obtained / repaid loans from / to Sinopec Group Company and Sinopec Finance Company Limited.

       In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. The terms of these agreements are summarised as follows:

       (a)The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services ("Mutual Provision Agreement") with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

          -  the government-prescribed price;

          - where there is no government-prescribed price, the government-guidance price;

          - where there is neither a government-prescribed price nor a government-guidance price, the market price; or

          - where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

       (b)The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

       (c)The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain land and buildings at a rental of approximately RMB 2,557 million and RMB 568 million, respectively, per annum. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, such amount not to exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

    (a)Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities (Continued)

       (d)The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company. The Group will reimburse Sinopec Group Company for fees required to maintain the validity of these licenses.

       (e)The Company has entered into agency agreements effective from 1 January 2000 with certain entities owned by Sinopec Group Company under which the Group acts as a sole agent in respect of the sale of all the products of these entities. In exchange for the Group's sales agency services, Sinopec Group Company has agreed to pay the Group a commission of between 0.2% and 1.0% of actual sales receipts depending on the products and to reimburse the Group for reasonable costs incurred in the capacity as its sales agent.

       (f)The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

       Amounts due from / to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities included in respective accounts caption are summarised as follows:


                                                                                                At 30 June    At 31 December
                                                                                                      2005              2004
                                                                                              RMB millions      RMB millions

       Trade accounts receivable                                                                     3,672             2,438
       ----------------------------------------------------------------------------------------------------------------------
       Prepaid expenses and other current assets                                                     5,751             5,893
       ----------------------------------------------------------------------------------------------------------------------
       Total amounts due from Sinopec Group Company and fellow subsidiaries,
       ----------------------------------------------------------------------------------------------------------------------
         associates and jointly controlled entities                                                  9,423             8,331
       ----------------------------------------------------------------------------------------------------------------------
       Trade accounts payable                                                                        2,016             1,527
       ----------------------------------------------------------------------------------------------------------------------
       Accrued expenses and other payables                                                          11,201            10,897
       Short-term loans from Sinopec Group Company and fellow subsidiaries                           2,290             8,714
       ----------------------------------------------------------------------------------------------------------------------
       Long-term loans from Sinopec Group Company and fellow subsidiaries                           39,864            36,765
       ----------------------------------------------------------------------------------------------------------------------
       Total amounts due to Sinopec Group Company and fellow subsidiaries and associates            55,371            57,903
       ----------------------------------------------------------------------------------------------------------------------

       Amounts due from / to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 24.

       As at and for the six-month period ended 30 June 2005, no material allowance for doubtful accounts was recorded in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities.

    (b)Transactions with key management personnel Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:


                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                                                      2005              2004
                                                                                                   RMB'000           RMB'000

       Short-term employee benefits                                                                  2,247             1,708
       ---------------------------------------------------------------------------------------------------------------------
       Retirement scheme contributions                                                                 103               102

       Key management personnel also participate in the Group's plan of share appreciation rights (Note 30).

    (c)Contributions to defined contribution retirement plans
       The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The details of the Group's employee benefits plan are disclosed in Note 30. As at 30 June 2005, there was no material outstanding contribution to post-employment benefit plans.

    (d)Transactions with other state-controlled entities in the PRC
       The Group operates in an economic regime currently predominated by state-controlled entities. Apart from transactions with Sinopec Group Company and fellow subsidiaries, the Group conducts a majority of its business activities with entities directly or indirectly owned or controlled by the PRC government and numerous government authorities and agencies (collectively referred to as "state-controlled entities") in the ordinary course of business. These transactions include sales and purchase of goods and ancillary materials, rendering and receiving services, lease of assets, purchase of property, plant and equipment and obtaining finance and are carried out at terms similar to those that would be entered into with non-state-controlled entities. Although the majority of the Group's activities are with the PRC government authorities and affiliates and other state-controlled enterprises, the Group believes that it has provided meaningful disclosure of related party transactions in Note 29 (a).

30  EMPLOYEE BENEFITS PLAN
    As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 17.0% to 30.0% of the salaries, bonuses and certain allowances of its staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his or her retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group's contributions for the six-month period ended 30 June 2005 were RMB 930 million (2004: RMB 992 million).

    The Company implemented a plan of share appreciation rights for members of its management, including the key management personnel, in order to provide further incentives to these employees. Under this plan, share appreciation rights were granted in units with each unit representing one H share. No shares will be issued under the share appreciation rights plan.

    Under the plan, all share appreciation rights have an exercise period of five years. A recipient of share appreciation rights may not exercise the rights in the first 3 years after the date of grant. As at each of the third, fourth and fifth anniversary of the date of grant, the total number of share appreciation rights exercisable may not in aggregate exceed 30%, 70% and 100%, respectively, of the total share appreciation rights granted to such person.

    During 2003, the Company granted 258.6 million share appreciation right units to eligible employees accordingly.

    The exercise price of share appreciation rights initially granted is the initial public offering price of the Company's H shares. Upon exercise of the share appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in RMB, translated from the Hong Kong dollar amount equal to the product of the number of share appreciation rights exercised and the difference between the exercise price and average market price of the Company's H shares for the exercise period based on the applicable exchange rate between RMB and Hong Kong dollar at the date of the exercise.

    The Company recognises compensation expense of the share appreciation rights over the applicable vesting period. For the six-month period ended 30 June 2005, compensation expense recognised was RMB 4 million (2004: RMB 144 million).

31  SEGMENTAL REPORTING
    The Group has five operating segments as follows:

    (i) Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

    (ii) Refining, which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

    (iii) Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

    (iv) Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

    (v) Corporate and others, which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

    The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

    The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. The accounting policies of the Group's segments are the same as those described in the principal accounting policies (see Note 2). Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group's policy.

    Reportable information on the Group's business segments is as follows:

                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                                                      2005              2004
                                                                                              RMB millions      RMB millions

    Turnover
    --------------------------------------------------------------------------------------------------------------------------
    Exploration and production
       External sales                                                                                8,651             7,376
       -----------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                          35,745            26,316
       -----------------------------------------------------------------------------------------------------------------------
                                                                                                    44,396            33,692
    --------------------------------------------------------------------------------------------------------------------------
    Refining
    --------------------------------------------------------------------------------------------------------------------------
       External sales                                                                               37,083            28,545
       -----------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                         172,035           130,319
       -----------------------------------------------------------------------------------------------------------------------
                                                                                                   209,118           158,864
    --------------------------------------------------------------------------------------------------------------------------
    Marketing and distribution
    --------------------------------------------------------------------------------------------------------------------------
       External sales                                                                              206,763           156,539
       -----------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                           1,320             1,334
       -----------------------------------------------------------------------------------------------------------------------
                                                                                                   208,083           157,873
    --------------------------------------------------------------------------------------------------------------------------
    Chemicals
    --------------------------------------------------------------------------------------------------------------------------
       External sales                                                                               74,731            57,692
       -----------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                           8,335             4,794
       -----------------------------------------------------------------------------------------------------------------------
                                                                                                    83,066            62,486
    --------------------------------------------------------------------------------------------------------------------------
    Corporate and others
    --------------------------------------------------------------------------------------------------------------------------
       External sales                                                                               32,020            19,449
       -----------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                          21,228            16,552
       -----------------------------------------------------------------------------------------------------------------------
                                                                                                    53,248            36,001
    --------------------------------------------------------------------------------------------------------------------------
    Elimination of inter-segment sales                                                            (238,663)         (179,315)
    --------------------------------------------------------------------------------------------------------------------------

    --------------------------------------------------------------------------------------------------------------------------
    Turnover                                                                                       359,248           269,601
    --------------------------------------------------------------------------------------------------------------------------
    Other operating revenues
    --------------------------------------------------------------------------------------------------------------------------
    Exploration and production                                                                       3,627             3,544
    --------------------------------------------------------------------------------------------------------------------------
    Refining                                                                                         1,851             2,370
    --------------------------------------------------------------------------------------------------------------------------
    Marketing and distribution                                                                         533               362
    --------------------------------------------------------------------------------------------------------------------------
    Chemicals                                                                                        2,950             2,742
    --------------------------------------------------------------------------------------------------------------------------
    Corporate and others                                                                               245               826
    --------------------------------------------------------------------------------------------------------------------------
    Other operating revenues                                                                         9,206             9,844
    --------------------------------------------------------------------------------------------------------------------------
    Turnover and other operating revenues                                                          368,454           279,445
    ==========================================================================================================================


                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                                                      2005              2004
                                                                                              RMB millions      RMB millions

    Result
    --------------------------------------------------------------------------------------------------------------------------
    Operating profit
    --------------------------------------------------------------------------------------------------------------------------
    By segment
    --------------------------------------------------------------------------------------------------------------------------
       -- Exploration and production                                                                 17,795            10,520
       -----------------------------------------------------------------------------------------------------------------------
       -- Refining                                                                                   (1,296)            4,287
       -----------------------------------------------------------------------------------------------------------------------
       -- Marketing and distribution                                                                  6,643             8,569
       -----------------------------------------------------------------------------------------------------------------------
       -- Chemicals                                                                                  10,815             6,005
       -----------------------------------------------------------------------------------------------------------------------
       -- Corporate and others                                                                         (275)             (819)
       -----------------------------------------------------------------------------------------------------------------------
    Total operating profit                                                                          33,682            28,562
    --------------------------------------------------------------------------------------------------------------------------
    Share of profits less losses from associates
    --------------------------------------------------------------------------------------------------------------------------
       -- Exploration and production                                                                    238               223
       -----------------------------------------------------------------------------------------------------------------------
       -- Refining                                                                                        8                29
       -----------------------------------------------------------------------------------------------------------------------
       -- Marketing and distribution                                                                    168               177
       -----------------------------------------------------------------------------------------------------------------------
       -- Chemicals                                                                                      15               (33)
       -----------------------------------------------------------------------------------------------------------------------
       -- Corporate and others                                                                          107                59
       -----------------------------------------------------------------------------------------------------------------------
    Aggregate share of profits less losses from associates                                             536               455
    --------------------------------------------------------------------------------------------------------------------------
    Finance costs
    --------------------------------------------------------------------------------------------------------------------------
       Interest expense                                                                             (2,845)           (2,272)
       -----------------------------------------------------------------------------------------------------------------------
       Interest income                                                                                 168               179
       -----------------------------------------------------------------------------------------------------------------------
       Foreign exchange losses                                                                         (40)              (29)
       -----------------------------------------------------------------------------------------------------------------------
       Foreign exchange gains                                                                          151                43
       -----------------------------------------------------------------------------------------------------------------------
    Net finance costs                                                                               (2,566)           (2,079)
    --------------------------------------------------------------------------------------------------------------------------
    Investment income                                                                                   62                 --
    --------------------------------------------------------------------------------------------------------------------------

    --------------------------------------------------------------------------------------------------------------------------
    Profit from ordinary activities before taxation                                                 31,714            26,938
    --------------------------------------------------------------------------------------------------------------------------
    Taxation                                                                                        (9,945)           (8,017)
    --------------------------------------------------------------------------------------------------------------------------
    Profit for the period                                                                           21,769            18,921
    ==========================================================================================================================

    Assets and liabilities dedicated to a particular segment's operations are included in that segment's total assets and liabilities. Assets which benefit more than one segment or are considered to be corporate assets are not allocated. OOUnallocated assets'' consists primarily of cash and cash equivalents, time deposits with financial institutions, investments and deferred tax assets. OOUnallocated liabilities'' consists primarily of short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, income tax payable, deferred tax liabilities and other liabilities.

    Interests in and earnings from associates are included in the segments in which the associates operate. Information on associates is included in Note
    17. Additions to long-lived assets by operating segment are included in Notes 14 and 15.

----------------------------------------------------------------------------------------------------------------------------
                                                                                                At 30 June    At 31 December
----------------------------------------------------------------------------------------------------------------------------
                                                                                                      2005              2004
----------------------------------------------------------------------------------------------------------------------------
                                                                                              RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------------------
    Assets
    ------------------------------------------------------------------------------------------------------------------------
    Segment assets
    ------------------------------------------------------------------------------------------------------------------------
       -- Exploration and production                                                               117,896           110,509
       ---------------------------------------------------------------------------------------------------------------------
       -- Refining                                                                                 113,684           111,878
       ---------------------------------------------------------------------------------------------------------------------
       -- Marketing and distribution                                                               102,819            93,722
       ---------------------------------------------------------------------------------------------------------------------
       -- Chemicals                                                                                109,271           105,032
       ---------------------------------------------------------------------------------------------------------------------
       -- Corporate and others                                                                      30,677            17,574
       ---------------------------------------------------------------------------------------------------------------------
    Total segment assets                                                                           474,347           438,715
    ------------------------------------------------------------------------------------------------------------------------
    Interests in associates
    ------------------------------------------------------------------------------------------------------------------------
       -- Exploration and production                                                                 1,299             1,396
       ---------------------------------------------------------------------------------------------------------------------
       -- Refining                                                                                     345               314
       ---------------------------------------------------------------------------------------------------------------------
       -- Marketing and distribution                                                                 2,856             2,410
       ---------------------------------------------------------------------------------------------------------------------
       -- Chemicals                                                                                  1,141             4,315
       ---------------------------------------------------------------------------------------------------------------------
       -- Corporate and others                                                                       1,879             1,787
       ---------------------------------------------------------------------------------------------------------------------
    Aggregate interests in associates                                                                7,520            10,222
    ------------------------------------------------------------------------------------------------------------------------
    Unallocated assets                                                                              27,513            25,657
    ------------------------------------------------------------------------------------------------------------------------
    Total assets                                                                                   509,380           474,594
    ========================================================================================================================
    Liabilities
    ------------------------------------------------------------------------------------------------------------------------
    Segment liabilities
    ------------------------------------------------------------------------------------------------------------------------
       -- Exploration and production                                                                16,763            16,241
       ---------------------------------------------------------------------------------------------------------------------
       -- Refining                                                                                  30,763            28,130
       ---------------------------------------------------------------------------------------------------------------------
       -- Marketing and distribution                                                                22,539            23,419
       ---------------------------------------------------------------------------------------------------------------------
       -- Chemicals                                                                                 12,838            16,528
       ---------------------------------------------------------------------------------------------------------------------
       -- Corporate and others                                                                      26,636            15,547
       ---------------------------------------------------------------------------------------------------------------------
    Total segment liabilities                                                                      109,539            99,865
    ------------------------------------------------------------------------------------------------------------------------
    Unallocated liabilities                                                                        165,065           150,643
    ------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                              274,604           250,508
    ========================================================================================================================

    Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expecte used for more than one year.


                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                                                      2005              2004
                                                                                              RMB millions      RMB millions

    Capital expenditure
    ------------------------------------------------------------------------------------------------------------------------
    Exploration and production                                                                      10,077            10,072
    ------------------------------------------------------------------------------------------------------------------------
    Refining                                                                                         3,451             4,117
    ------------------------------------------------------------------------------------------------------------------------
    Marketing and distribution                                                                       6,384             8,611
    ------------------------------------------------------------------------------------------------------------------------
    Chemicals                                                                                        2,242             3,189
    ------------------------------------------------------------------------------------------------------------------------
    Corporate and others                                                                               396               115
    ------------------------------------------------------------------------------------------------------------------------
                                                                                                    22,550            26,104
    ========================================================================================================================
    Capital expenditure of jointly controlled entities
    ------------------------------------------------------------------------------------------------------------------------
    Exploration and production                                                                         354               702
    ------------------------------------------------------------------------------------------------------------------------
    Chemicals                                                                                        1,500             2,666
                                                                                                     1,854             3,368
    ------------------------------------------------------------------------------------------------------------------------
    Depreciation, depletion and amortisation
    ------------------------------------------------------------------------------------------------------------------------
    Exploration and production                                                                       5,247             5,372
    ------------------------------------------------------------------------------------------------------------------------
    Refining                                                                                         3,320             3,695
    ------------------------------------------------------------------------------------------------------------------------
    Marketing and distribution                                                                       1,382             1,358
    ------------------------------------------------------------------------------------------------------------------------
    Chemicals                                                                                        5,026             4,820
    ------------------------------------------------------------------------------------------------------------------------
    Corporate and others                                                                               180               154
    ------------------------------------------------------------------------------------------------------------------------
                                                                                                    15,155            15,399
    ========================================================================================================================
    Impairment losses on long-lived assets recognised in income statement
    ------------------------------------------------------------------------------------------------------------------------
    Marketing and distribution                                                                           5               623
    ------------------------------------------------------------------------------------------------------------------------
    Chemicals                                                                                          392             1,701
    ------------------------------------------------------------------------------------------------------------------------
                                                                                                       397             2,324
    ========================================================================================================================
    Impairment losses on revalued long-lived assets recognised in equity attributable to equity holders of the parent
    ------------------------------------------------------------------------------------------------------------------------
    Chemicals                                                                                           --               439
    ========================================================================================================================

32  PRINCIPAL SUBSIDIARIES
    At 30 June 2005, the following list contains the particulars of subsidiaries which principally affected the results or assets of the Group.

                                       Particulars                     Percentage of equity
                                         of issued        Type of     held by the   held by
    Name of company                       capital    legal entity         CompanySubsidiary    Principal activities
                                        (millions)                              %         %

    China Petrochemical International    RMB 1,400        Limited          100.00         --    Trading of crude oil and
      Company Limited                                     company                               petrochemical products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Beijing Yanhua Petrochemical RMB 3,374        Limited          100.00         --    Manufacturing of chemical
      Company Limited ("Beijing Yanhua") (i)              company                               products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Sales Company Limited        RMB 1,700        Limited          100.00         --    Marketing and distribution of
      refined                                             company                               petroleum products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shengli Oilfield Company    RMB 29,000        Limited          100.00         --    Exploration and production of
      Limited                                             company                               crude oil and natural gas
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Fujian Petrochemical         RMB 2,253        Limited           50.00         --    Manufacturing of plastics,
    Company intermediate                                  company                               petrochemical products and
      Limited (ii)                                                                              petroleum products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Qilu Petrochemical Company   RMB 1,950        Limited           82.05         --    Manufacturing of intermediate
      Limited                                             company                               petrochemical products and
                                                                                                petroleum products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shanghai Petrochemical       RMB 7,200        Limited           55.56         --    Manufacturing of synthetic fibres,
      Company Limited                                     company                               resin and plastics, intermediate
                                                                                                petrochemical products and
                                                                                                petroleum products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shijiazhuang Refining-       RMB 1,154        Limited           79.73         --    Manufacturing of intermediate
      Chemical Company Limited                            company                               petrochemical products and
                                                                                                petroleum products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Kantons Holdings Limited       HK$ 104        Limited               --     72.40    Trading of crude oil and
                                                          company                               petroleum products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Wuhan Petroleum Group          RMB 147        Limited           46.25         --    Marketing and distribution of
      Company Limited (ii)                                company                               refined petroleum products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Wuhan Phoenix Company          RMB 519        Limited           40.72         --    Manufacturing of petrochemical
      Limited (ii)                                        company                               products and petroleum products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yangzi Petrochemical         RMB 2,330        Limited           84.98         --    Manufacturing of intermediate
      Company Limited                                     company                               petrochemical products and
                                                                                                petroleum products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yizheng Chemical Fibre       RMB 4,000        Limited           42.00         --    Production and sale
      Company Limited (ii)                                company                               of polyester chips and polyester
    fibres
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhenhai Refining and         RMB 2,524        Limited           71.32         --    Manufacturing of intermediate
      Chemical Company Limited                            company                               petrochemical products and
                                                                                                petroleum products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhongyuan Petroleum            RMB 875        Limited           70.85         --    Exploration and production of
      Company Limited                                     company                               crude oil and natural gas
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhongyuan Petrochemical      RMB 2,400        Limited           93.51         --    Manufacturing of chemical
      Company Limited                                     company                               products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shell (Jiangsu) Petroleum      RMB 455        Limited           60.00         --    Marketing and distribution of
      refined Marketing Company Limited                   company                               petroleum products
-----------------------------------------------------------------------------------------------------------------------------------
    BP Sinopec (Zhejiang) Petroleum        RMB 647        Limited           60.00         --    Marketing   and    distribution   of
      refined Company Limited                             company                               petroleum products
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Qingdao Refining and Chemical  RMB 800        Limited           85.00         --    Manufacturing of intermediate
      Company Limited                                     company                               petrochemical products and
                                                                                                petroleum products
-----------------------------------------------------------------------------------------------------------------------------------

    Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, all of the above principal subsidiaries are incorporated in the PRC.

    (i) During the period, the Group acquired the entire 1,012,000,000 H shares, representing approximately 29.99% of the issued share capital of Beijing Yanhua from minority interests at HK$ 3.80 per share. The total consideration paid by the Group was approximately RMB 4,088 million which was settled in cash. The excess of the cost of purchase over the fair value of the underlying assets, liabilities and contingent liabilities acquired was recorded as goodwill, which is included in long-term prepayments and other assets.

    (ii) The Group consolidated the results of the entity because the Group controlled the board of this entity and had the power to govern its financial and operating policies.

33  FINANCIAL INSTRUMENTS
    Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and fellow subsidiaries, advances to third parties, amounts due from associates, and other receivables. Financial liabilities of the Group include bank and other loans, loans from Sinopec Group Company and fellow subsidiaries, trade accounts payable, bills payable, amounts due to Sinopec Group Company and fellow subsidiaries, receipts in advance, and advances from third parties. The Group has no derivative instruments that are designated and qualified as hedging instruments at 30 June 2005 and 31 December 2004.

    Credit risk
    The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, and other current assets, except for prepayments and deposits, represent the Group's maximum exposure to credit risk in relation to financial assets.

    The majority of the Group's trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an allowance for doubtful accounts and actual losses have been within management's expectations. No single customer accounted for greater than 10% of total revenues.

    No other financial assets carry a significant exposure to credit risk.

    Currency risk
    Substantially all of the revenue-generating operations of the Group are transacted in Renminbi, which is not fully convertible into foreign currencies. On 1 January 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted by the People's Bank of China. However, the unification of the exchange rate does not imply convertibility of Renminbi into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People's Bank of China or other banks authorised to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China. Approval of foreign currency payments by the People's Bank of China or other institutions requires submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts. On 21 July 2005, the PRC government reformed the exchange rate regime. The details of this reform and impact on the Group's financial position as at 30 June 2005 are disclosed in Note 37.

    Interest rate risk
    The interest rates and terms of repayment of short-term and long-term debts of the Group are disclosed in Note 24.

    The disclosures of the fair value estimates, methods and assumptions, set forth below for the Group's financial instruments, are made to comply with the requirements of IAS 32 and IAS 39 and should be read in conjunction with the Group's consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

    The Group has not developed an internal valuation model necessary to make the estimate of the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure, and the terms of the borrowings.

    The following table presents the carrying amount and fair value of the Group's long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 30 June 2005 and 31 December 2004:

                                                                                                At 30 June    At 31 December
                                                                                                      2005              2004
                                                                                              RMB millions      RMB millions

    Carrying amount                                                                                 80,980            73,120
    ------------------------------------------------------------------------------------------------------------------------
    Fair value                                                                                      81,285            73,263
    ------------------------------------------------------------------------------------------------------------------------

    The fair value of long-term indebtedness is estimated by discounting future cash flows thereon using current market interest rates offered to the Group for debts with substantially the same characteristics and maturities.

    Investments in unlisted equity securities have no quoted market prices in the PRC. Accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs.

    The fair values of all other financial instruments approximate their carrying amounts due to the nature or short-term maturity of these instruments.

34  ACCOUNTING ESTIMATES AND JUDGEMENTS
    The Group's financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the interim financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

    The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the interim financial statements. The principal accounting policies are set forth in Note 2. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the interim financial statements.

    Oil and gas properties and reserves
    The accounting for the exploration and production's oil and gas activities is subject to accounting rules that are unique to the oil and gas business. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

    Engineering estimates of the Group's oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as "proved". Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

    Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense and impairment expense. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties' capitalised costs are amortised based on the units of oil or gas produced.

    Impairments
    If circumstances indicate that the net book value of a long-lived asset may not be recoverable, this asset may be considered "impaired", and an impairment loss may be recognised in accordance with IAS 36 "Impairment of Assets". The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group's assets are not readily available. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

    Depreciation
    Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. The Group reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group's historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

    Provision for doubtful debts
    The Group maintains an allowance for doubtful accounts for estimated losses resulting from the inability of the customers to make the required payments. The Group bases the estimates on the aging of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

35  RECENTLY ISSUED ACCOUNTING STANDARDS

    IFRS 6, "Exploration for and Evaluation of Mineral Resources"
    In December 2004, the IASB issued IFRS 6, "Exploration for and Evaluation of Mineral Resources". The statement addresses the accounting for the costs incurred in exploration for and evaluation of mineral resources. Under IFRS 6, for each type of exploration and evaluation ("E&E") expenditure, an entity is permitted to adopt a policy either of immediate expense or of capitalisation as an E&E asset. An entity is also allowed to continue its existing policy, subject to certain limitations. Those limitations include requiring that an entity should segregate E&E assets into tangible and intangible items based on the nature of the assets, and an entity should apply IAS 36, "Impairment of assets" in measuring the impairment of E&E assets when there are indications that the carrying amount of an E&E asset may exceed its recoverable amount. IFRS 6 is effective for fiscal years beginning on or after 1 January 2006. Currently, the Group does not expect the application of this statement will have a material impact on its consolidated financial statements.

36  CHANGES IN PRINCIPAL ACCOUNTING POLICIES
    The IASB has issued a number of new and revised IFRS and IAS ("new IFRS") which are effective for accounting periods beginning on or after 1 January 2005. The Group has adopted these new IFRS in the interim financial statement for the six-month period ended 30 June 2005. The relevant changes in and impact on the Group's principal accounting policies as a result of the adoption of these new IFRS are set out below.

    (a)IAS 16
       IAS 16, "Property, Plant and Equipment", replaces IAS 16 (revised 1998) and related Interpretations. IAS 16 requires an entity to determine cost, useful life and depreciation charge separately for each significant part of an item of property, plant and equipment, and derecognize the carrying amount of a part of an item of property, plant and equipment if that part has been replaced. IAS 16 also requires an entity to include the costs of dismantlement, removal or restoration, the obligation for which an entity incurs as a consequence of installing the item in the cost of that item of property, plant and equipment. The adoption of IAS 16 did not have a material impact on the Group's interim financial statements.

    (b)IAS 21
       IAS 21, "The Effects of Changes in Foreign Exchange Rates", replaces IAS 21 (revised 1993) and related Interpretations. IAS 21 defines two notions, functional currency and presentation currency, to replace the notion, reporting currency, in IAS 21 (revised 1993). The adoption of IAS 21 did not have a material impact on the Group's interim financial statements.

    (c)IAS 27
       In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the period were also separately presented in the consolidated statement of income as deduction before arriving at the profit attributable to shareholders.

       IAS 27, "Consolidated and Separate Financial Statements", replaces IAS 27 (revised 2000) and related Interpretations. IAS 27 requires minority interests at the balance sheet date to be presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity holders of the parent, and minority interests in the results of the Group for the period to be presented on the face of the consolidated income statement as an allocation of the total profit or loss for the period between the minority interests and the equity holders of the parent. The presentations of minority interests in the consolidated balance sheet, consolidated income statement and consolidated statement of changes in equity for the comparative period have been restated accordingly. Except for the changes in presentation, the adoption of IAS 27 did not have a material impact on the Group's interim financial statements.

37  POST BALANCE SHEET EVENT
    With the authorisation from the PRC government, the People's Bank of China announced that the PRC government reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies on 21 July 2005. The exchange rate of US dollars against RMB was adjusted to RMB 8.11 per US dollar with effect from the time of 19:00 hours on 21 July 2005. The Group does not expect this reform had a material impact on the Group's financial position as at 30 June 2005.

38  ULTIMATE HOLDING COMPANY
    The directors consider the ultimate holding company of the Group at 30 June 2005 to be Sinopec Group Company, a state-owned enterprise established in the PRC.

(C) DIFFERENCES BETWEEN FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING RULES AND REGULATIONS AND IFRS

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group's financial statements prepared under the PRC Accounting Rules and Regulations and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, display or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i) Equity investment differences
    Under the PRC Accounting Rules and Regulations, equity investment difference, being the excess of the initial investment cost over the investor's share of equity of the investee enterprise, is amortised on a straight-line basis. The amortisation period is determined according to the investment period as stipulated in the relevant agreement, or less than ten years if the investment period is not specified in the agreement.

    Under IFRS, goodwill, being the excess of the cost of the business combination over the investor's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, is not amortised. Instead, goodwill is tested for impairment annually, or more frequently if events or changes in circumstance indicate that it might be impaired.

(ii)  Pre-operating expenditures
      Under the PRC Accounting Rules and Regulations, expenditures incurred during the start-up period are aggregated in long-term deferred expenses and charged to the income statement when operations commence. Under IFRS, expenditures on start-up activities are recognised as an expense when they are incurred.

(iii) Depreciation of oil and gas properties
      Under the PRC Accounting Rules and Regulations, oil and gas properties are depreciated on a straight-line basis. Under IFRS, oil and gas properties are depreciated on the unit of production method.

(iv)  Capitalisation of general borrowing costs
      Under the PRC Accounting Rules and Regulations, only borrowing costs on funds that are specifically borrowed for construction are capitalised as part of the cost of property, plant and equipment. Under IFRS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs should be capitalised as part of the cost of that asset.

(v)   Unrecognised losses of subsidiaries
      Under the PRC Accounting Rules and Regulations, the results of subsidiaries are included in the Group's consolidated income statement to the extent that the subsidiaries' accumulated losses do not result in their carrying amount being reduced below zero. Further losses are debited to a separate reserve in the shareholders' funds.

      Under IFRS, the results of subsidiaries are included in the Group's consolidated income statement from the date that control effectively commences until the date that control effectively ceases.

(vi) Acquisitions of Sinopec National Star, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical and Catalyst Plants
      Under the PRC Accounting Rules and Regulations, the acquisitions of Sinopec National Star, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical and Catalyst Plants (the "Acquisitions") are accounted for by the acquisition method. Under the acquisition method, the income of an acquiring enterprise includes the operations of the acquired enterprise subsequent to the acquisition. The difference between the cost of acquiring Sinopec National Star and the fair value of the net assets acquired is capitalised as an exploration and production right, which is amortised over 27 years. The costs of acquiring Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical and Catalyst Plants approximated the fair value of the net assets acquired.

      Under IFRS, as the Group, Sinopec National Star, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical and Catalyst Plants are under the common control of Sinopec Group Company, the Acquisitions are considered "combination of entities under common control" which are accounted in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). Accordingly, the assets and liabilities of Sinopec National Star, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical and Catalyst Plants acquired have been accounted for at historical cost and the financial statements of the Group for periods prior to the Acquisitions have been restated to include the financial condition and results of operations of Sinopec National Star, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical and Catalyst Plants on a combined basis. The considerations paid by the Group are treated as equity transactions.

(vii) Revaluation of land use rights
      Under the PRC Accounting Rules and Regulations, land use rights are carried at revalued amount. Under IFRS, land use rights are carried at historical cost less amortisation. Accordingly, the surplus on the revaluation of land use rights, credited to revaluation reserve, was eliminated.

(viii)Government grants
      Under the PRC Accounting Rules and Regulations, government grants should be credited to capital reserve. Under IFRS, government grants relating to the purchase of equipment used for technology improvements are initially recorded as long-term liabilities and are offset against the cost of assets to which the grants related when construction commences. Upon transfer to property, plant and equipment, the grants are recognised as an income over the useful life of the property, plant and equipment by way of reduced depreciation charge.

(ix)  Impairment losses on revalued assets
      Under the PRC Accounting Rules and Regulations, impairment losses on property, plant and equipment are recognised as an expense in the income statement. Under IFRS, impairment loss on a revalued asset is recognised directly against any related revaluation reserve to the extent that the impairment loss does not exceed the amount held in the revaluation reserve for that same asset.

(x)   Disposal of oil and gas properties
      Under the PRC Accounting Rules and Regulations, gains and losses arising from the retirement or disposal of an individual item of oil and gas properties are recognised as an income or expense in the income statement and are measured as the difference between the estimated net disposal proceeds and the carrying amount of the asset.

      Under IFRS, gains and losses on the retirement or disposal of an individual item of proved oil and gas properties are not recognised unless the retirement or disposal encompasses an entire property. The costs of the asset abandoned or retired are charged to accumulated depreciation with the proceeds received on disposals credited to the carrying amounts of oil and gas properties.

(xi)  Impairment losses on long-lived assets
      Under the PRC Accounting Rules and Regulations and IFRS, impairment charges are recognised when the carrying value of long-lived assets exceeds the higher of their net selling price and the value in use which incorporates discounting the asset's estimated future cash flows. Due to the difference in the depreciation method of oil and gas properties discussed in (iii) above, the provision for impairment losses and reversal of impairment loss under the PRC Accounting Rules and Regulations are measured differently from the amounts recorded under IFRS.

(xii) Minority interests
      Under the PRC Accounting Rules and Regulations, minority interests at the balance sheet date are presented in the consolidated balance sheet separately from liabilities and as deduction from the shareholders' funds. Minority interests in the results of the Group for the period are also separately presented in the consolidated income statement as deduction before arriving at the net profit.

      Under IFRS, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity holders of the parent, and minority interests in the results of the Group for the period are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the period between the minority interests and the equity holders of the parent.

      Effects of major differences between the net profit under the PRC Accounting Rules and Regulations and the profit for the period under IFRS are analysed as follows:

                                                                                             Six-month periods ended 30 June
                                                                                 Note                2005              2004
                                                                                             RMB millions      RMB millions

    Net profit under the PRC Accounting Rules and Regulations                                       18,044            15,039
    ------------------------------------------------------------------------------------------------------------------------
    Adjustments:
    ------------------------------------------------------------------------------------------------------------------------
       Equity investment differences                                              (i)                1,169               --
       ---------------------------------------------------------------------------------------------------------------------
       Pre-operating expenditures                                                (ii)                  442              (95)
       ---------------------------------------------------------------------------------------------------------------------
       Depreciation of oil and gas properties                                    (iii)                 417              370
       ---------------------------------------------------------------------------------------------------------------------
       Capitalisation of general borrowing costs, net of depreciation effect     (iv)                  216              247
       ---------------------------------------------------------------------------------------------------------------------
       Unrecognised losses of subsidiaries                                        (v)                  113             (236)
       ---------------------------------------------------------------------------------------------------------------------
       Acquisition of Sinopec National Star                                      (vi)                   58               58
       ---------------------------------------------------------------------------------------------------------------------
       Acquisitions of Tianjin Petrochemical, Luoyang Petrochemical,
         Zhongyuan Petrochemical and Catalyst Plants                             (vi)                   --              899
       ---------------------------------------------------------------------------------------------------------------------
       Reduced amortisation on revaluation of land use rights                    (vii)                   9                9
       ---------------------------------------------------------------------------------------------------------------------
       Reduced depreciation on government grants                                (viii)                   1               --
       ---------------------------------------------------------------------------------------------------------------------
       Impairment losses on revalued assets                                      (ix)                   --              439
       ---------------------------------------------------------------------------------------------------------------------
       Disposal of oil and gas properties, net of depreciation effect             (x)                 (209)             879
       ---------------------------------------------------------------------------------------------------------------------
       Effects of the above adjustments on taxation                                                   (607)            (863)
       ---------------------------------------------------------------------------------------------------------------------
       Minority interests                                                        (xii)               2,116            2,175
       ---------------------------------------------------------------------------------------------------------------------
    Profit for the period under IFRS*                                                               21,769           18,921
    ------------------------------------------------------------------------------------------------------------------------

    Effects of major differences between the shareholders' funds under the PRC Accounting Rules and Regulations and the total equity under IFRS are analysed as follows:

                                                                                                At 30 June    At 31 December
                                                                                 Note                 2005              2004
                                                                                              RMB millions      RMB millions
    Shareholders' funds under the PRC Accounting Rules and Regulations                             197,571           186,350
    ------------------------------------------------------------------------------------------------------------------------
    Adjustments:
    ------------------------------------------------------------------------------------------------------------------------
       Equity investment differences                                              (i)                1,169               --
       ---------------------------------------------------------------------------------------------------------------------
       Pre-operating expenditures                                                (ii)                  (15)            (457)
       ---------------------------------------------------------------------------------------------------------------------
       Depreciation of oil and gas properties                                    (iii)              12,012           11,595
       ---------------------------------------------------------------------------------------------------------------------
       Capitalisation of general borrowing costs                                 (iv)                1,821            1,605
       ---------------------------------------------------------------------------------------------------------------------
       Acquisition of Sinopec National Star                                      (vi)               (2,637)          (2,695)
       ---------------------------------------------------------------------------------------------------------------------
       Revaluation of land use rights                                            (vii)                (968)            (977)
       ---------------------------------------------------------------------------------------------------------------------
       Government grants                                                        (viii)                (591)            (592)
       ---------------------------------------------------------------------------------------------------------------------
       Disposal of oil and gas properties                                         (x)                3,161            3,370
       ---------------------------------------------------------------------------------------------------------------------
       Impairment losses on long-lived assets                                    (xi)                 (113)            (113)
       ---------------------------------------------------------------------------------------------------------------------
       Effects of the above adjustments on taxation                                                 (5,653)          (5,046)
       ---------------------------------------------------------------------------------------------------------------------
       Minority interests                                                        (xii)              29,019           31,046
       ---------------------------------------------------------------------------------------------------------------------
    Total equity under IFRS*                                                                       234,776          224,086
    ------------------------------------------------------------------------------------------------------------------------

    * The above figure is extracted from the financial statements prepared in accordance with IFRS which have been audited by KPMG.

(D)  SUPPLEMENTAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS

The Group's accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). Information relating to the nature and effect of such differences are set out below. The US GAAP reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, display or disclosures. Such information has not been subject to independent audit or review.

(a) Foreign exchange gains and losses
    In accordance with IFRS, foreign exchange differences on funds borrowed for construction are capitalised as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. Under US GAAP, all foreign exchange gains and losses on foreign currency debts are included in current earnings. Accordingly, the US GAAP adjustments represent the amortisation effect of such originating adjustments described above.

(b) Capitalisation of property, plant and equipment
    In the periods prior to those presented herein, certain adjustments arose between IFRS and US GAAP with regard to the capitalisation of interest and pre-production results under IFRS that were reversed and expensed under US GAAP. For the periods presented herein, there were no adjustments related to the capitalisation of interest and pre-production results. Accordingly, the US GAAP adjustments represent the amortisation effect of such originating adjustments described above.

(c) Revaluation of property, plant and equipment
    As required by the relevant PRC regulations with respect to the Reorganisation, the property, plant and equipment of the Group were revalued at 30 September 1999. In addition, the property, plant and equipment of Sinopec National Star, Sinopec Maoming, Refining Assets, and Petrochemical and Catalyst Assets were revalued at 31 December 2000, 30 June 2003, 31 October 2003 and 30 June 2004, respectively, in connection with the Acquisitions. Under IFRS, such revaluations result in an increase in equity with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases and a charge to income with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

    Under US GAAP, property, plant and equipment are stated at their historical cost less accumulated depreciation. However, as a result of the tax deductibility of the net revaluation surplus, a deferred tax asset related to the reversal of the revaluation surplus is created under US GAAP with a corresponding increase in equity.

    In addition, under IFRS, on disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings. Under US GAAP, the gain and loss on disposal of an asset is determined with reference to the asset's historical carrying amount and included in current earnings.

(d) Exchange of assets
    During 2002, the Company and Sinopec Group Company entered into an asset swap transaction. Under IFRS, the cost of property, plant and equipment acquired in an exchange for a dissimilar item of property, plant and equipment is measured at fair value. Under US GAAP, as the exchange of assets was between entities under common control, the assets received from Sinopec Group Company are measured at historical cost. The difference between the historical cost of the net assets transferred and the net assets received is accounted for as an equity transaction. Accordingly, the US GAAP adjustments represent the amortisation effect of such originating adjustments described above.

(e) Impairment of long-lived assets
    Under IFRS, impairment charges are recognised when a long-lived asset's carrying amount exceeds the higher of an asset's net selling price and value in use, which incorporates discounting the asset's estimated future cash flows.

    Under US GAAP, determination of the recoverability of a long-lived asset is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognised. Measurement of an impairment loss for a long-lived asset is based on the fair value of the asset.

    In addition, under IFRS, a subsequent increase in the recoverable amount of an asset is reversed to the consolidated income statement to the extent that an impairment loss on the same asset was previously recognised as an expense when the circumstances and events that led to the write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognised as depreciation had the write-off not occurred. Under US GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.

    The US GAAP adjustment represents the effect of reversing the recovery of previous impairment charges recorded under IFRS.

(f) Capitalised interest on investment in associates
    Under IFRS, investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalised. Under US GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee's activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is initially capitalised and subsequent amortised when the operation of the qualifying assets begin.

(g) Goodwill amortisation

    Under IFRS, with reference to IFRS 3, "Business Combination", goodwill arising from a business combination for which the agreement date is on or after 31 March 2004 is not amortised, or goodwill arising from a business combination for which the agreement date was before 31 March 2004 is no longer amortised from the first annual reporting period beginning on or after 31 March 2004. Instead, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

    Under US GAAP, with reference to Statement of Financial Accounting Standards No.142, "Goodwill and Other Intangible Assets" ("SFAS No.142"), goodwill is no longer amortised beginning 1 January 2002. Instead, goodwill is reviewed for impairment upon adoption of SFAS No.142 and annually thereafter.

    The effect on profit attributable to equity holders of the parent of significant differences between IFRS and US GAAP is as follows:

                                                           Reference                    Six-month periods ended 30 June
                                                            in note                 2005              2005              2004
                                                             above          US$ millions     RMB millions       RMB millions

    Profit attributable to equity holders of the parent
      under IFRS                                                                   2,375            19,653            16,746
    ------------------------------------------------------------------------------------------------------------------------
    US GAAP adjustments:
    ------------------------------------------------------------------------------------------------------------------------
       Foreign exchange gains and losses                      (a)                      3                27                29
       ---------------------------------------------------------------------------------------------------------------------
       Capitalisation of property, plant and equipment        (b)                     --                --                 6
       ---------------------------------------------------------------------------------------------------------------------
       Depreciation on revalued property, plant and equipment (c)                    214             1,771             1,909
       ---------------------------------------------------------------------------------------------------------------------
       Disposal of property, plant and equipment              (c)                      7                60               627
       ---------------------------------------------------------------------------------------------------------------------
       Exchange of assets                                     (d)                      1                12                12
       ---------------------------------------------------------------------------------------------------------------------
       Reversal of impairment of long-lived assets,
         net of depreciation effect                           (e)                      5                43                21
       ---------------------------------------------------------------------------------------------------------------------
       Capitalised interest on investments in associates,
         net of amortisation effect                           (f)                     (2)              (20)              108
       ---------------------------------------------------------------------------------------------------------------------
       Goodwill amortisation for the period                   (g)                     --                --                 4
       --------------------------------------------------------------------------------------------------------------------
       Deferred tax effect of US GAAP adjustments                                    (72)             (597)             (892)
       ---------------------------------------------------------------------------------------------------------------------
    Profit attributable to equity holders of the parent under US GAAP              2,531            20,949            18,570
    ========================================================================================================================
    Basic and diluted earnings per share under US GAAP                           US$0.03           RMB0.24           RMB0.21
    ========================================================================================================================
    Basic and diluted earnings per ADS under US GAAP*                            US$2.92          RMB24.16          RMB21.42
    ========================================================================================================================

    * Basic and diluted earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

    The effect on the total equity attributable to equity holders of the parent of significant differences between IFRS and US GAAP is as follows:


                                                           Reference                    At 30 June            At 31 December
                                                            in note                 2005              2005              2004
                                                             above          US$ millions      RMB millions      RMB millions

    Total equity attributable to equity holders
      of the parent under IFRS                                                    24,860           205,757          193,040
    ------------------------------------------------------------------------------------------------------------------------
    US GAAP adjustments:
       Foreign exchange gains and losses                      (a)                    (32)             (268)            (295)
    ------------------------------------------------------------------------------------------------------------------------
       Revaluation of property, plant and equipment           (c)                   (598)           (4,952)          (6,783)
       ---------------------------------------------------------------------------------------------------------------------
       Deferred tax adjustments on revaluation                (c)                    184             1,524            2,101
       ---------------------------------------------------------------------------------------------------------------------
       Exchange of assets                                     (d)                    (63)             (520)            (532)
       ---------------------------------------------------------------------------------------------------------------------
       Reversal of impairment of long-lived assets            (e)                    (59)             (489)            (532)
       ---------------------------------------------------------------------------------------------------------------------
       Capitalised interest on investments in associates      (f)                     61               506              526
       ---------------------------------------------------------------------------------------------------------------------
       Goodwill                                               (g)                      3                24               24
       ---------------------------------------------------------------------------------------------------------------------
       Deferred tax effect of US GAAP adjustments                                     34               281              301
       ---------------------------------------------------------------------------------------------------------------------
    Total equity attributable to equity holders of
      the parent under US GAAP                                                    24,390           201,863          187,850
    ========================================================================================================================

    Note:United States dollar equivalents

         For the convenience of readers, amounts in Renminbi have been translated into United States dollars at the rate of US$1.00 = RMB
         8.2765 being the noon buying rate in New York City on 30 June 2005 for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate.

DOCUMENTS FOR INSPECTION

The following documents will be available for inspection during normal business hours at the legal address of Sinopec Corp. from Friday, 26 August 2005 by the relevant regulatory authorities and shareholders in accordance with the Articles of Association of Sinopec Corp. and the laws and regulations of the
PRC:

1 The original interim report for the first half of 2005 signed by the Chairman of Sinopec Corp.;

2 The original audited financial statements and audited consolidated financial statements of Sinopec Corp. prepared in accordance with IFRS and the PRC Accounting Rules and Regulations for the six-month period ended 30 June 2005 signed by Mr. Chen Tonghai (Chairman of Sinopec Corp.), Mr. Wang Tianpu (President of Sinopec Corp.), Mr. Zhang Jiaren (Director, Senior Vice President and Chief Financial Officer of Sinopec Corp.) and Mr. Liu Yun (Head of the Accounting Department of Sinopec Corp.);

3 The original auditors' reports on the above financial statements signed by the auditors; and

4 All original documents and announcements published by Sinopec Corp. in the newspapers specified by the China Securities Regulatory Commission during the reporting period.



By Order of the Board
Chen Tonghai
Chairman

Beijing, PRC, 26 August 2005


This annual report is published in both English and Chinese languages. The Chinese version shall prevail.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  China Petroleum & Chemical Corporation


                                                             By: /s/ Chen Ge
                                                                -------------
                                                               Name: Chen Ge
                                  Title: Secretary to the Board of Directors



Date: August 26, 2005